UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ¨

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ¨ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ¨ No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
July 29, 2022

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

By: /s/ Andi Setiawan

----------------------------------------------------

Andi Setiawan

VP Investor Relation

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk. and its subsidiaries

Consolidated financial statements

as of June 30, 2022 (unaudited) and for the six months period then ended (unaudited)

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

Statement of the Board of Directors

regarding the Board of Director’s Responsibility for

Consolidated Financial Statements as of June 30, 2022

and for six months period ended (unaudited)

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its Subsidiaries

On behalf of the Board of Directors, we undersigned:

1.	Name	:	Ririek Adriansyah
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. Karang Tengah Raya Pertanian I/99 RT 05 RW 04
Kelurahan Lebak Bulus, Kecamatan Cilandak, Jakarta Selatan
	Phone	:	(022) 452 7101
	Position	:	President Director
:
2.	Name	:	Heri Supriadi
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. Rancamayar No. 18 RT 001 RW 008 Kelurahan Gumuruh Kecamatan Batununggal, Bandung
	Phone	:	(022) 452 7201/ 021 520 9824
	Position	:	Director of Finance and Risk Management

hereby state as follows:

1.

We are responsible for the preparation and presentation of the consolidated financial statement of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) and its subsidiaries as of June 30, 2022 and for six-months period ended;

2.

The Company and its subsidiaries’ as of June 30, 2022 and for six-months period ended consolidated financial statement have been prepared and presented in accordance with Indonesian financial accounting standards;

3.	All information has been fully and correctly disclosed in the Company and its subsidiaries’ consolidated financial statement;

4.	The Company and its subsidiaries’ consolidated financial statement do not contain false material information or facts, nor do they omit any material information or facts;

5.	We are responsible for the Company and its subsidiaries’ internal control system.

This statement is considered to be true and correct.

Jakarta, July 29, 2022

/s/ Ririek Adriansyah Ririek Adriansyah President Director	/s/ Heri Supriadi Heri Supriadi Director of Finance and Risk Management

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND FOR THE SIX MONTHS PERIOD THEN ENDED

(UNAUDITED)

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of June 30, 2022 (unaudited) and December 31, 2021 (audited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

	Notes	June 30, 2022	December 31, 2021
ASSETS

CURRENT ASSETS
Cash and cash equivalents	3,33,38	40,160	38,311
Other current financial assets	4,33,38	457	493
Trade receivables - net allowance for expected
credit losses
Related parties	5,33,38	1,292	961
Third parties	5,38	8,295	7,549
Contract assets - net	6,33,38	1,706	2,330
Other receivables - net	38	189	195
Inventories - net	7	1,038	779
Assets held for sale	12	6	818
Contract cost	9	608	656
Prepaid taxes	28a	1,803	2,144
Claim for tax refund	28b	596	690
Other current assets	8,33	5,270	6,351
Total Current Assets		61,420	61,277

NON-CURRENT ASSETS
Contract assets - net	6,33,38	312	143
Long-term investments in financial instruments	10,38	14,970	13,661
Long-term investments in associates	11	134	139
Contract cost	9	1,885	1,608
Property and equipment	12,33,36a	164,895	165,026
Right-of-use assets	13	16,201	18,469
Intangible assets	15	7,511	7,506
Deferred tax assets - net	28f	4,279	3,824
Other non-current assets	14,28,33,38	3,665	5,531
Total Non-current Assets		213,852	215,907
TOTAL ASSETS		275,272	277,184

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables
Related parties	16,33,38	524	497
Third parties	16,38	14,490	16,673
Contract liabilities	18a,33	6,735	6,795
Other payables	38	733	609
Taxes payable	28c	4,950	3,923
Accrued expenses	17,33,38	14,685	15,885
Customer deposits	33	2,367	2,416
Short-term bank loans	19a,33,38	18,950	6,682
Current maturities of long-term borrowings	19b,33,38	9,229	9,690
Current maturities of lease liabilities	13,38	4,224	5,961
Total Current Liabilities		76,887	69,131

NON-CURRENT LIABILITIES
Deferred tax liabilities - net	28f	855	1,158
Contract liabilities	18b,33	1,364	1,283
Long service award provisions	32	1,208	1,206
Pension benefits and other post-employment
benefits obligations	31	11,745	11,563
Long-term loans and other borrowings	20,33,38	33,285	36,319
Lease liabilities	13,38	8.482	10,426
Other liabilities		767	699
Total Non-current Liabilites		57.706	62,654
TOTAL LIABILITIES		134,593	131,785

EQUITY
Capital stock	22	4,953	4,953
Additional paid-in capital		2,711	2,711
Other equity	23	9,536	9,395
Retained earnings
Appropriated	30	15,337	15,337
Unappropriated		87,704	89,250
Net equity attributable to:
Owners of the parent company		120,241	121,646
Noncontrolling interest	21	20,438	23,753
TOTAL EQUITY		140,679	145,399
TOTAL LIABILITIES AND EQUITY		275,272	277,184

The accompanying notes form an integral part of these consolidated financial statements.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND COMPREHENSIVE INCOME

For the Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

	Notes	2022	2021
REVENUES	24,33	71,983	69,480

COST AND EXPENSES
Operation, maintenance, and telecommunication
service expenses	26,33	(17,847)	(17,473)
Depreciation and amortization expenses	12,13,15	(16,986)	(14,698)
Personnel expenses	25	(7,526)	(7,370)
Interconnection expenses	33	(2,647)	(2,354)
General and administrative expenses	27,33	(2,820)	(2,995)
Marketing expenses	33	(1,696)	(1,529)
Unrealized gain on changes in fair value of investments	10	294	350
Other income - net		57	125
Gain on foreign exchange - net		124	79

OPERATING PROFIT		22,936	23,615

Finance income	33	441	337
Finance cost	33	(1,953)	(2,065)
Share of gain (loss) of associated companies - net	11	5	(93)

PROFIT BEFORE INCOME TAX		21,429	21,794

INCOME TAX (EXPENSE) BENEFIT	28d
Current		(4,611)	(4,734)
Deferred		737	(140)
		(3,874)	(4,874)

PROFIT FOR THE PERIOD		17,555	16,920

OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Foreign currency translation	23	141	73
Share of other comprehensive income of
long-term investment in associates	11	1	-
Other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods:
Defined benefit actuarial loss - net	31	(1)	-
Other comprehensive income - net		141	73

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		17,696	16,993

Profit for the period attributable to:
Owners of the parent company		13,310	12,451
Non-controlling interests	21	4,245	4,469
		17,555	16,920
Total comprehensive income for the period attributable to:
Owners of the parent company		13,451	12,524
Noncontrolling interests		4,245	4,469
		17,696	16,993
BASIC EARNING PER SHARE
(in full amount)	29
Net income per share		134.36	125.69
Net income per ADS (100 Series B shares per ADS)		13,436.00	12,568.87

The accompanying notes form an integral part of these consolidated financial statements.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
					Retained earnings
Description	Notes	Capital stock	Additional paid-in capital	Other equity	Appropriated	Unappropriated	Net	Non-controlling interests	Total equity
Balance, January 1, 2022		4,953	2,711	9,395	15,337	89,250	121,646	23,753	145,399
Additional paid-in capital		-	-	-	-	-	-	45	45
Changes in non-controlling interest		-	-	-	-	-	-	11	11
Cash dividends	30	-	-	-	-	(14,856)	(14,856)	(7,534)	(22,390)
Treasury stock	1e	-	-	-	-	-	-	(82)	(82)
Profit for the year	21	-	-	-	-	13,310	13,310	4,245	17,555
Other comprehensive income - net		-	-	141	-	-	141	-	141
Balance, June 30, 2022		4,953	2,711	9,536	15,337	87,704	120,241	20,438	140,679

The accompanying notes form an integral part of these consolidated financial statements.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

		Attributable to owners of the parent company
					Retained earnings
Description	Notes	Capital stock	Additional paid-in capital	Other equity	Appropriated	Unappropriated	Net	Non-controlling interests	Total equity
Balance, January 1, 2021		4,953	2,711	374	15,337	79,152	102,527	18,362	120,889
Adjustment of non-controlling interest		-	-	-	-	-	-	10	10
Cash dividends	30	-	-	-	-	(16,643)	(16,643)	(11,142)	(27,785)
Profit for the year	21	-	-	-	-	12,451	12,451	4,469	16,920
Other comprehensive income - net		-	-	73	-	-	73	-	73
Balance, June 30, 2021		4,953	2,711	447	15,337	74,960	98,408	11,699	110,107

The accompanying notes form an integral part of these consolidated financial statements.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

	Notes	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from customers and other operators		70,244	68,847
Cash receipts for tax refund		2,281	2,023
Cash receipts from finance income		443	343
Cash payments for expenses		(20,966)	(22,356)
Cash payments to employees		(7,821)	(7,296)
Cash payments for corporate and final income taxes		(4,919)	(4,066)
Cash payments for finance costs		(1,977)	(2,125)
Cash payments for short-term and low-value lease assets	13	(1,429)	(2,154)
Cash payments for (receipt from) Value Added Taxes - net		(639)	444
Cash payments for other - net		(273)	(575)

Net cash provided by operating activities		34,944	33,085

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property and equipment	12	296	377
Proceeds from insurance claims	12	135	94
Proceeds from placement in other current financial assets-net		38	886
Dividen received from associated company	11	10	-
Purchase of property and equipment	12,40	(16,378)	(13,582)
Purchase of intangible assets	15,40	(1,275)	(1,190)
Additional contribution on long-term investments in associated companies	11	-	(42)
Additional of long-term investment in financial instrument	10	(1,048)	(5,481)
Increase (decrease) in advances and other assets	14	653	(118)

Net cash used in investing activities		(17,569)	(19,056)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans and other borrowings	19,20	23,932	26,709
Proceeds from issuance of new shares of subsidiaries		45	-
Repayments of loan and other borrowings	19,20	(15,231)	(11,411)
Cash dividends paid to the Company's stockholders		(14,856)	-
Cash dividends paid to non-controlling interests of subsidiaries	21	(7,534)	(11,142)
Repayments of principal portion of lease liabilities		(2,063)	(2,269)

Net cash provide by (used in) financing activities		(15,707)	1,887

NET INCREASE IN CASH AND CASH EQUIVALENTS		1,668	15,916

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
CASH EQUIVALENTS		181	108

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3	38,311	20,589

CASH AND CASH EQUIVALENTS AT END OF PERIOD	3	40,160	36,613

The accompanying notes form an integral part of these consolidated financial statements.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL

a.	Establishment and general information

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (the “Company”) was originally part of “Post en Telegraafdienst”, which was established and operated commercially in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies which was published in State Gazette No. 52 dated April 3, 1884.

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on Government Regulation No. 25/1991. The ultimate parent of the Company is the Government of the Republic of Indonesia (the “Government”) (Notes 1c and 22).

The Company was established based on notarial deed No. 128 dated September 24, 1991 of Imas Fatimah, S.H. The deed of establishment was approved by the Ministry of Justice of the Republic of Indonesia in its Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991 and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Company's Articles of Association have been amended several times, the latest amendments made is in relation to make adjustments to its business activities in the Articles of Association with the Standard Classification of Indonesian Business Fields in 2020.

Amendments to the Articles of Association as stated in the Notary Deed of Ashoya Ratam, S.H., M.Kn. No. 37 dated June 22, 2022, the amendment has been received and approved by the Minister of Law and Human Rights of the Republic of Indonesia (“MoLHR”) based on letter No. AHU-0044650.AH.01-02. 2022 dated June 29, 2022, concerning Acceptance of Notification Approval of Amendment to the Articles of Association of the Limited Liability Company (Persero) PT Telekomunikasi Indonesia Tbk.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activities is to provide telecommunication network and telecommunication and information services, and to optimize the Company’s resources to provide high quality and competitive goods and/or services to gain/pursue profit in order to increase the value of the Company by applying the Limited Liability Company principle. In regard to achieving its objectives, the Company is involved in the following activities:

i. Main business:

(a)

Planning, building, providing, developing, operating, marketing or selling or leasing, and maintaining telecommunications and information networks in a broad sense in accordance with prevailing laws and regulations.

(b)	Planning, developing, providing, marketing or selling, and improving telecommunications and information services in a broad sense in accordance with prevailing laws and regulations.
(c)	Investing including in the form of equity capital in other companies in line with and to achieve the purposes and objectives of the Company.

ii. Supporting business:

(a)	Providing payment transactions and money transferring services through telecommunications and information networks.
(b)

Performing other activities and undertakings in connection with the optimization of the Company's resources, which among others, include the utilization of the Company's property and equipment and movable assets, information systems, education and training, and repairs and maintenance facilities.

(c)  Collaborating with other parties in order to optimize the information, communication or technology resources owned by other parties as services provider in the information, communication and technology industry, as to achieve the purposes and objectives of the Company.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

a.	Establishment and general information (continued)

The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

The Company was granted several networks and/or services provision licenses by the Government which are valid for an unlimited period of time as long as the Company complies with prevailing laws and regulations and fulfills the obligation stated in those licenses. For every license issued by the Ministry of Communication and Information (“MoCI”), an evaluation is performed annually and an overall evaluation is performed every five years. The Company is obliged to submit reports of networks and/or services annually to the Indonesian Directorate General of Post and Informatics (“DGPI”), which replaced the previous Indonesian Directorate General of Post and Telecommunications (“DGPT”).

The reports comprise information such as network development progress, service quality standard achievement, numbers of customers, license payment, and universal service contribution, while for internet telephone services for public purpose, internet interconnection service, and internet access service, there is additional information required such as operational performance, customer segmentation, traffic, and gross revenue.

Details of these licenses are as follows:

License	License No.	Type of services	Grant date/ latest renewal date
License of electronics money issuer	Bank Indonesia LicenseNo11/432/DASP	Electronics money	July 3, 2009
License of money remittance	Bank Indonesia License No. 11/23/bd/8	Money remittance service	August 5, 2009
License to operate internet telephone services for public purpose	127/KEP/DJPPI/ KOMINFO/3/2016	Internet telephone services for public purpose	March 30, 2016
License to operate internet service provider	2176/KEP/M.KOMINFO/ 12/2016	Internet service provider	December 30, 2016
License to operate content service provider	1040/KEP/M.KOMINFO/ 16/2017	Content service provider	May 16, 2017
License for the implementation of internet interconnection services	1004/KEP/M.KOMINFO/ 2018	Interconnection services	December 26, 2018
License to operate data communication system services	046/KEP/M.KOMINFO/ 02/2020	Data communication system services	August 3, 2020
License to operate IPTV service provider	022/KEP/M.KOMINFO/ 2021	IPTV service provider	February 25, 2021
License to operate fixed network long distance direct line	073/KEP/M.KOMINFO/ 02/2021	Fixed network long distance direct line	August 23, 2021

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

a.	Establishment and general information (continued)

License	License No.	Type of services	Grant date/ latest renewal date
License to operate fixed international network	082/KEP/M.KOMINFO/ 02/2021	Fixed international and basic telephone services network	October 8, 2021
License to operate fixed closed network	094/KEP/M.KOMINFO/ 02/2021	Fixed closed network	December 9, 2021
License to operate circuit switched based local fixed line network	095KEP/M.KOMINFO/ 02/2021	Circuit switched based local fixed line network	December 9, 2021

b.	Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary, Internal Audit, and Employees

i.Board of Commissioners and Directors

Based on resolutions made at AGM of Stockholders of the Company as covered by notarial deed No. 29 of Ashoya Ratam, S.H., M.Kn., dated May 27, 2022 and No. 34, dated June 18, 2021, the composition of the Company’s Boards of Commissioners and Directors as of June 30 2022 and December 31, 2021, respectively, were as follows:

	June 30, 2022	December 31, 2021
President Commissioner/
Independent Commissioner	Bambang Permadi Soemantri	Bambang Permadi Soemantri
	Brojonegoro	Brojonegoro
Commissioner	Arya Mahendra Sinulingga	Arya Mahendra Sinulingga
Commissioner	Rizal Mallarangeng	Rizal Mallarangeng
Commissioner	Isa Rachmatarwata	Isa Rachmatarwata
Commissioner	Ismail	Ismail
Commissioner	Marcelino Rumambo Pandin	Marcelino Rumambo Pandin
Independent Commissioner	Bono Daru Adji	Bono Daru Adji
Independent Commissioner	Wawan Iriawan	Wawan Iriawan
Independent Commissioner	Abdi Negara Nurdin	Abdi Negara Nurdin
President Director	Ririek Adriansyah	Ririek Adriansyah
Director of Finance &
Risk Management	Heri Supriadi	Heri Supriadi
Director of Digital Business	Muhamad Fajrin Rasyid	Muhamad Fajrin Rasyid
Director of Strategic Portfolio	Budi Setyawan Wijaya	Budi Setyawan Wijaya
Director of Enterprise &
Business Service	Edi Witjara	Edi Witjara
Director of Wholesale &
International Services	Bogi Witjaksono	Bogi Witjaksono
Director of Human Capital
Management	Afriwandi	Afriwandi
Director of Network & IT
Solution	Herlan Wijanarko	Herlan Wijanarko
Director of Consumer Service	FM Venusiana R	FM Venusiana R

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

b.	Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary, Internal Audit, and Employees (continued)

ii.	Audit Committee, Corporate Secretary, and Internal Audit

The composition of the Company’s Audit Committee, Corporate Secretary, and Internal Audit as of June 30, 2022, and December 31, 2021, were as follows:

	June 30, 2022	December 31, 2021
Chairman	Bono Daru Adji	Bono Daru Adji
Member	Bambang Permadi Soemantri Brojonegoro	Bambang Permadi Soemantri Brojonegoro
Member	Wawan Iriawan	Wawan Iriawan
Member	Abdi Negara Nurdin	Abdi Negara Nurdin
Member	Emmanuel Bambang Suyitno	Emmanuel Bambang Suyitno
Member	Edy Sihotang	Edy Sihotang
Corporate Secretary	Andi Setiawan	Andi Setiawan
Internal Audit	Harry Suseno Hadisoebroto	Harry Suseno Hadisoebroto

iii.Employees

As of June 30, 2022, and December 31, 2021, the Company and subsidiaries (“Group”) had 20,897 employees and 20,884 employees, respectively.

c.	Public offering of securities of the Company

The Company’s number of shares prior to its Initial Public Offering (“IPO”) totalled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were wholly-owned by the Government. On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to the public through an IPO and listed on the Indonesia Stock Exchange (“IDX”) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”), in the form of American Depositary Shares (“ADS”). There were 35,000,000 ADS and each ADS represented 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 on Limited Liability Companies, at the AGM of Stockholders of the Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by the distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which was made to the Company’s stockholders in August 1999. On August 16, 2007, Law No. 1/1995 on Limited Liability Companies was amended by the issuance of Law No. 40/2007 on Limited Liability Companies which became effective on the same date. Law No. 40/2007 has no effect on the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government further sold a block of 312,000,000 shares or 3.1% of the total outstanding Series B shares.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

c.	Public offering of securities of the Company (continued)

At the AGM of Stockholders of the Company held on July 30, 2004, the minutes of which are covered by notarial deed No. 26 of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B share. The Series A Dwiwarna share with par value of Rp500 per share was split into 1 Series A Dwiwarna share with par value of Rp250 per share and 1 Series B share with par value of Rp250 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares to 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares to 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

During the Extraordinary General Meeting (“EGM”) held on December 21, 2005 and the AGMs held on June 29, 2007, June 20, 2008, and May 19, 2011, the Company’s stockholders approved phase I, II, III, and IV plan, respectively, of the Company’s program to repurchase its issued Series B shares.

During the period December 21, 2005 to June 20, 2007, the Company had bought back 211,290,500 shares from the public (stock repurchase program phase I). On July 30, 2013, the Company has sold all such shares.

At the AGM held on April 19, 2013 as covered by notarial deed No. 38 dated April 19, 2013 of Ashoya Ratam, S.H., M.Kn., the stockholders approved the changes to the Company’s plan on the treasury stock acquired under phase III. At the AGM held on April 19, 2013, the minutes of which were covered by notarial deed No. 38 of Ashoya Ratam, S.H., M.Kn., the stockholders approved the Company’s 5-for-1 stock split for Series A Dwiwarna and Series B shares. Series A Dwiwarna share with par value of Rp250 per share was split into 1 Series A Dwiwarna share with par value of Rp50 per share and 4 Series B shares with par value of Rp50 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna and 79,999,999,999 Series B shares to 1 Series A Dwiwarna and 399,999,999,999 Series B shares. The issued capital stock increase from 1 Series A Dwiwarna and 20,159,999,279 Series B shares to 1 Series A Dwiwarna and 100,799,996,399 Series B shares. After the stock split, each ADS represented 200 Series B shares. Effective from October 26, 2016, the Company change the ratio of Depositary Receipt from 1 ADS representing 200 series B shares to become 1 ADS representing 100 series B shares (Note 22). Profit per ADS information have been retrospectively adjusted to reflect the changes in the ratio of ADS.

On May 16 and June 5, 2014, the Company deregistered from Tokyo Stock Exchange (“TSE”) and delisted from the LSE, respectively.

As of June 30, 2022, all of the Company’s Series B shares are listed on the IDX and 43.216.865 ADS shares are listed on the NYSE (Note 22).

On June 16, 2015, the Company issued Continuous Bonds I Telkom Phase I 2015, with a nominal amount Rp2,200 billion for Series A, a seven-year period, Rp2,100 billion for Series B, with a ten-year period, Rp1,200 billion for Series C, with a fifteen-year period and Rp1,500 billion for Series D, with a thirty-year period, respectively which are listed on the IDX (Note 20b.i).

On December 21, 2015, the Company sold the remaining shares of treasury shares phase III.

On June 29, 2016, the Company sold the treasury shares phase IV.

At the AGM held on April 27, 2018, which were covered by notarial deed No. 54 of Ashoya Ratam, S.H., M.Kn., the stockholders approved for cancellation 1,737,779,800 shares of treasury stock by reduced the Company’s capital stock.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.	Subsidiaries

As of June 30, 2022 and December 31, 2021, the Company has consolidated the following directly or indirectly owned subsidiaries (Notes 2b and 2d):

i.	Direct subsidiaries:

Total assets before
	Nature of business/date of	Year of start of	Percentage of ownership*		elimination
Subsidiary/place of	Incorporation or acquisition	commencement	June 30,	December 31,	June 30,	December 31,
incorporation	by the Company	operations	2022	2021	2022	2021
PT Telekomunikasi	Mobile telecommunication	1995	65	65	99,739	101,302
Selular	networks and service
(“Telkomsel”),	businesses, web portals, web
Jakarta, Indonesia	hosting, mobile digital
advertising, telecommunication
consultant services, data
processing activities, financial
technology/fintech/
May 26, 1995

PT Dayamitra	Leasing of towers and other	1995	72	72	55,063	57,728
Telekomunikasi	telecommunication services/
(“Mitratel”),	May 17,2001
Jakarta, Indonesia

PT Multimedia	Network telecommunication	1998	100	100	15,360	18,758
Nusantara	services and multimedia/
(“Metra”),	May 9, 2003
Jakarta, Indonesia

PT Telekomunikasi	Telecommunication/	1995	100	100	13,659	12,705
Indonesia	July 31, 2003
International
(“Telin”),
Jakarta, Indonesia

PT Sigma Cipta Caraka	Information technology	1988	100	100	7,307	5,093
(“Sigma”),	service - system
Tangerang,	implementation and
Indonesia**	integration service,
outsourcing and software
license maintenance/
May 1,1987

PT Telkom Satelit	Telecomunication - provides	1996	100	100	6,006	5,515
Indonesia	satellite communication
(“Telkomsat”),	system, and the related
Jakarta, Indonesia	services and infrastructures/
September 28, 1995

PT Graha Sarana Duta	Leasing of offices and	1982	100	100	5,924	5,884
("GSD")	providing building
Jakarta, Indonesia	management and
maintenance services, civil
consultant and developer/
April 25, 2001

PT Telkom Akses	Construction, service and	2013	100	100	4,480	4,973
(“Telkom Akses”),	trade in the field of
Jakarta, Indonesia	telecommunication/
November 26, 2012

PT Sigma Tata Sadaya	Computer software and	1996	100	100	2,151	2,107
(“STS”),	hardware trading and services/
Tangerang Selatan,	November 27, 1996
Indonesia

PT Metra-Net	Multimedia portal service/	2009	100	100	1,816	1,640
(“Metra-Net”),	April 17, 2009
Jakarta, Indonesia

*Percentage of ownership amounting to 99.99% is presented with rounding 100%.

* Sigma previously consolidated in Metra

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.	Subsidiaries (continued)

i.	Direct subsidiaries (continued):

					Total assets before
	Nature of business/date of	Year of start of	Percentage of ownership*		elimination
Subsidiary/place of	Incorporation or acquisition	commencement	June 30,	December 31,	June 30,	December 31,
incorporation	by the Company	operations	2022	2021	2022	2021
PT Infrastruktur	Construction, service and	2014	100	100	1,322	1,259
Telekomunikasi	trading in the field of
Indonesia	telecommunication/
(“Telkom Infra”),	January 16, 2014
Jakarta, Indonesia

PT PINS Indonesia	Telecommunication	1995	100	100	1,307	1,589
(“PINS”),	construction and services/
Jakarta, Indonesia	August 15, 2002

PT Napsindo	Telecommunication -	1999; ceased	60	60	5	5
Primatel	provides Network Access	operations on
Internasional	Point (NAP), Voice Over	January 13,
(“Napsindo”),	Data (VOD) and other	2006
Jakarta, Indonesia	related sevices/
	December 29, 1998

*Percentage of ownership amounting to 99.99% is presented with rounding 100%.

ii.	Indirect subsidiaries:

Total assets before
	Nature of business/date of	Year of start of	Percentage of ownership*		elimination
Subsidiary/place of	Incorporation or acquisition	commencement	June 30,	December 31,	June 30,	December 31,
incorporation	by the Company	operations	2022	2021	2022	2021
PT Metra Digital	Trading and/or providing	2013	100	100	5,730	5,784
Investama	service related to
(“MDI”),	information and
Jakarta, Indonesia	technology, multimedia,
entertainment and
investment/
January 8, 2013

Telekomunikasi	Telecommunication/	2010	100	100	3,710	2,998
Indonesia	December 8, 2010
International Ltd.
("Telin Hong Kong"),
Hong Kong

Telekomunikasi	Telecommunication/	2008	100	100	3,347	3,272
Indonesia	December 6, 2007
International Pte. Ltd.,
("Telin Singapore")
Singapore

PT Infomedia	Data and information	1984	51	51	2,586	2,359
Nusantara	service - provides
(“Infomedia”),	telecommunication
Jakarta, Indonesia	information services and
other information services
in the form of print and
electronic media and call
center services/
September 22,1999

PT Telkom Landmark	Property development	2012	55	55	2,176	2,204
Tower	and management
(“TLT”),	services/
Jakarta, Indonesia	February 1, 2012

PT Finnet Indonesia	Information technology	2006	60	60	1,371	1,294
(“Finnet”),	services/
Jakarta, Indonesia	October 31, 2005

*Percentage of ownership amounting to 99.99% is presented with rounding 100%.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.	Subsidiaries (continued)

ii.	Indirect subsidiaries (continued):

					Total assets before
	Nature of business/date of	Year of start of	Percentage of ownership*		elimination
Subsidiary/place of	Incorporation or acquisition	commencement	June 30,	December 31,	June 30,	December 31,
incorporation	by the Company	operations	2022	2021	2022	2021
PT Melon Indonesia	Digital content exchange	2010	100	100	1,357	1,187
(“Melon”),	hub services/
Jakarta, Indonesia	November 14, 2016

PT Persada Sokka	Providing telecommunication	2008	100	100	1,131	1,097
Tama	network infrastructure/
("PST"),	February 19, 2019
Jakarta, Indonesia

PT Metra Digital Media	Directory information	2013	100	100	1,025	1,201
(“MD Media”),	services/
Jakarta, Indonesia	January 22, 2013

PT Telkomsel Ekosistem	Providing service related	2021	100	100	946	197
Digital	to information and
("TED"),	technology, multimedia,
Jakarta, Indonesia	entertainment, and
	investment/
	December 14, 2021

Telekomunikasi	Telecommunication/	2012	100	100	727	708
Indonesia	September 11, 2012
International
("Telkomcel"), S.A.,
Dili, Timor Leste

PT Telkomsel Mitra	Bussiness management	2019	100	100	690	692
Inovasi	consulting and capital
(“TMI”),	venture services/
Jakarta, Indonesia	January 18, 2019

PT Administrasi	Health insurance	2002	100	100	627	543
Medika	administration services/
(“Ad Medika”),	February 25, 2010
Jakarta, Indonesia

TS Global	Satellite services/	1996	70	70	596	669
Network Sdn. Bhd.	December 14, 2017
(“TSGN”),
Petaling Jaya, Malaysia

PT Swadharma	Cash replenishment services	2001	51	51	447	489
Sarana Informatika	and ATM maintenance/
(“SSI”),	April 2, 2018
Jakarta, Indonesia

PT Digital Aplikasi Solusi	Communication system	2014	100	100	357	389
("Digiserve"),	services/
previously,	August 29, 2014
PT Teltranet Aplikasi
Solusi
Jakarta, Indonesia

PT Nusantara Sukses	Service and trading/	2014	100	100	308	309
Investasi	September 1, 2014
(“NSI”),
Jakarta, Indonesia

PT Graha Yasa Selaras	Tourism service/	2012	51	51	283	288
(”GYS”),	April 27, 2012
Jakarta, Indonesia

*Percentage of ownership amounting to 99.99% is presented with rounding 100%

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

d.Subsidiaries (continued)

ii.	Indirect subsidiaries (continued):

					Total assets before
	Nature of business/date of	Year of start of	Percentage of ownership*		elimination
Subsidiary/place of	Incorporation or acquisition	commencement	June 30,	December 31,	June 30,	December 31,
incorporation	by the Company	operations	2022	2021	2022	2021
Telekomunikasi	Telecommunication/	2014	100	100	211	191
Indonesia	December 11, 2013
International Inc.,
(“Telin USA”),
Los Angeles, USA

PT Nutech Integrasi	System integrator/	2001	60	60	172	198
(“Nutech”),	December 13, 2017
Jakarta, Indonesia

PT Metraplasa	Network and e-commerce	2012	60	60	57	61
(“Metraplasa”),	services/
Jakarta, Indonesia	April 9, 2012

Telekomunikasi	Telecommunication/	2013	100	100	29	34
Indonesia	January 9, 2013
International
(Australia) Pty. Ltd.
(“Telin Australia”),
Sydney,Australia

Telekomunikasi	Telecommunication/	2013	70	70	24	27
Indonesia Intl	July 2, 2013
(Malaysia) Sdn. Bhd
(”Telin Malaysia”),
Malaysia

PT Satelit Multimedia	Satellite services/	2013	100	100	7	8
Indonesia	March 25, 2013
(“SMI”),
Jakarta, Indonesia

*Percentage of ownership amounting to 99.99% is presented with rounding 100%.

e.	Initial public offering and acquisition transactions in subsidiaries

i.	Mitratel

Based on the Deed of Decision of the Shareholders Outside the General Meeting of Shareholders (Circular) No. 31 dated August 21, 2021 from Notary Ashoya Ratam, S.H., M.Kn. the shareholders of Mitratel decided and approved the change of Mitratel's status from a private company to a public company under the name PT Dayamitra Telekomunikasi Tbk.

On November 12, 2021, Mitratel received an effective statement from the Financial Services Authority ("OJK") with its letter No. S-201/D.04/2021 to conduct an initial public offering (“IPO”) of 23,493,524,800 ordinary shares with a par value of Rp228 per share and an offering price of Rp800 per share. On November 22, 2021, the Mitratel's shares have been listed on the Indonesia Stock Exchange ("IDX") based on Letter No. S-08617/BEI.PP3/11-2021 regarding Approval of Securities Listing dated November 15, 2021.

Mitratel obtained IPO funds amounting to Rp18,463 billion (after deducting share issuance costs), so that the Company's share ownership in Mitratel diluted from 99.99% to 71.87%. Hence, the Company still controls Mitratel.

For this transaction, the Company has been accounted the difference in non-controlling ownership transactions are as follows:

Proceeds from IPO of 28.13% ownership interest	18,463
Net assets attributable to NCI	(9,397)
Increase in equity attributable to parent company	9,066

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

1.	GENERAL (continued)

e.	Initial public offering and acquisition transactions in subsidiaries (continued)

i.	Mitratel (continued)

On June 2 2022, Mitratel announced to buyback shares with a maximum amount of Rp1,000 billion. The buyback period of Mitratel's shares is for three months starting from June 2, 2022 to September 2, 2022. On June 30, 2022 Mitratel has buyback 117.556.800 shares or equivalent to Rp82 billion.

ii.	Metra

On 29 August 2014, Metra and Telstra Holding Singapore Pte. Ltd. established PT Teltranet Application Solutions (“Teltranet”). Metra's share ownership in Teltranet is 51%, Metra has no control in determining the financial and operating policies of Teltranet, recorded as ownership in associates.

Based on the Share Purchase Agreement dated August 31, 2021, Metra purchased Teltranet's shares owned by Telstra Holdings Singapore Pte. Ltd. as many as 13,115,477 shares or equivalent to 49% share ownership with an acquisition value of AU$1, thus becoming a subsidiary of Metra.

As of December 31, 2021, Metra has recorded the difference between the acquisition value and fair value, goodwill recognized amounted to Rp64 billion (Note 15).

iii.	STS

STS previously was Sigma’s subsidiary. Based on notarial deed No. 388 dated December 27, 2021 of Jimmy Tanal, S.H., M.Kn., the Company entered into a takeover of STS shares, so that the Company's ownership in STS became 99.89% and impacted Sigma’s ownership which diluted to 0.11%. The company purchased 2,106,465,158,910 series B shares of STS or equivalent to Rp2,106 billion. The company has made cash payments of Rp1,250 billion and paid-up capital in other forms (inbreng) of Rp856 billion for the takeover of the STS shares.

iv.	Telkomsel

Based on the Resolution of Shareholders on December 14, 2021, Telkomsel established a subsidiary, PT Telkomsel Ekosistem Digital (“TED”), which was formalized by Notarial deed No. 19 dated December 16, 2021 of Bonardo Nasution, S.H. The total paid-up capital of TED were 197,000 shares (Rp1,000,000 par value per share). Telkomsel own 196,989 shares and paid Rp197 billion on December 29, 2021.

v.	Sigma

Sigma previously was Metra’s subsidiary. Based on notarial deed No. 120 dated April 19, 2022 of Jimmy Tanal, S.H., M.Kn., the Company entered into a takeover of Sigma shares, so that the Company's ownership in Sigma became 56.39% and impacted Metra’s ownership which diluted to 43.61%.

f.	Completion and authorization for the issuance of the consolidated financial statements

The Company’s management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Indonesian Financial Accounting Standards, which have been completed and authorized for issuance by the Board of Directors of the Company on July 29, 2022.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and subsidiaries (collectively referred to as “the Group”) have been prepared in accordance with Financial Accounting Standards ("Standar Akuntansi Keuangan” or “SAK") including Indonesian Statement of Financial Accounting Standards ("Pernyataan Standar Akuntansi Keuangan" or “PSAK”) and interpretation of Financial Accounting Standards ("Interpretasi Standar Akuntansi Keuangan" or “ISAK”) in Indonesia published by the Financial Accounting Standards Board of  Institute  of  Indonesian  Chartered  Accountants  and  Regulation  No. VIII.G.7 of the Capital Market and Financial Institution Supervisory Agency (“Bapepam-LK”) regarding the Presentation and Disclosure of Financial Statements of Issuers or Public Companies, enclosed in the decision letter KEP-347/BL/2012.

a.	Basis of preparation of consolidated financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on accrual basis. The measurement basis used is historical cost, except for certain accounts which are measured using the basis mentioned in the relevant notes herein.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing, and financing activities.

Figures in the consolidated financial statements are presented and rounded to billions of Indonesian rupiah (“Rp”) and millions of US$, unless otherwise stated. Figures in the consolidated financial statements which still contain values but below Rp1 billion and US$ 1 million, are presented with zeros.

New accounting standards

On January 1, 2022, the Group adopted the new and revised statement of financial accounting standards and interpretations of financial accounting standards effective from that date. Adjustments to the Group's accounting policies have been made as required, in accordance with the transitional provisions of the respective standards and interpretations. The adoption of the new and revised standards and interpretations did not result in major changes to the Group's accounting policies and had no material effect on the amounts reported for the current or prior financial year:

i.	Amendment to PSAK 22: Business Combinations
ii.	Amendments to PSAK 57: Provisions, Contingent Liabilities, and Contingent Assets
iii.	Amendment to PSAK 71: Financial Instruments
iv.	Amendment to PSAK 73: Leases

Accounting standards issued but not yet effective

Effective January 1, 2023

i.	Amendment PSAK 1: Presentation of Financial Statements

This amendment clarifies the classification of liabilities as short-term or long-term and this amendment also changes the term “significant” to “material” and provides an explanation regarding material accounting policies.

ii.	Amendment PSAK 16: Fixed Assets

This amendment regulates the treatment of results before the intended use.

iii.	Amendment PSAK 25: Accounting Policies, Changes in Accounting Estimates, and Errors

This amendment provides a new definition of “accounting estimates” and explanations.

iv.	Amendment to PSAK 46: Income Tax on Deferred Tax on Assets and Liabilities arising from a Single Transaction

This amendment provides for the recognition of a deferred tax asset or liability on initial recognition of a transaction that gives rise to an equal amount of asset and liability.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b.	Principles of consolidation

The consolidated financial statements consist of the financial statements of the Company and the subsidiaries over which it has control. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has the power over the investee, exposure or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

i.	The contractual arrangement with the other vote holders of the investee,
ii.	Rights arising from other contractual arrangements, and
iii.	The Group's voting rights and potential voting rights.

The Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control over the subsidiary. Assets, liabilities, income and expenses, of a subsidiary acquired or disposed of during the year are included in the consolidated statements of profit or loss and other comprehensive income from the date the Group gain control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

All intra-Group assets and liabilities, equity, revenue and expenses and cash flow relating to transactions within Group are fully eliminated on consolidation.

In case of loss of control over a subsidiary, the Group:

●	derecognizes the assets (including goodwill) and liabilities of the subsidiary at the carrying amounts on the date when it loses control;
●	derecognizes the carrying amounts of any non-controlling interests of its former subsidiary on the date when it loses control;
●	recognizes the fair value of the consideration received (if any) from the transaction, events, or condition that caused the loss of control;
●	recognizes the fair value of any investment retained in the subsidiary at fair value on the date of loss of control; and
●	recognizes any surplus or deficit in profit or loss that is attributable to the Group.

c.	Transactions with related parties

The Group has transactions with related parties. The definition of related parties used is in accordance with the Bapepam-LK’s Regulation No. VIII.G.7 regarding the Presentations and Disclosures of Financial Statements of Issuers or Public Companies, enclosed in the decision letterNo. KEP-347/BL/2012. The party which is considered as a related party is a person or entity that is related to the entity that is preparing its financial statements.

Under the Regulation of Bapepam-LK No. VIII.G.7, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by the government. Government in this context is the Minister of Finance or the Local Government, as the shareholder of the entity.

Key management personnel are identified as the persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Group. The related party status extends to the key management of the subsidiaries to the extent they direct the operations of subsidiaries with minimal involvement from the Company’s management.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d.	Business combinations and goodwill

Business combination is accounted for using the acquisition method. The consideration transferred is measured at fair value, which is the aggregate of the fair value of the assets transferred, liabilities incurred or assumed, and the equity instruments issued in exchange for control of the acquiree. For each business combination, non-controlling interest is measured at fair value or at the proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Acquisition-related costs are expensed as incurred. The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

When the determination of consideration from a business combination includes contingent consideration, it is measured at its fair value on acquisition date. Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss when adjustments are recorded outside the measurement period. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments made against goodwill. Measurement-period adjustments are adjustments that arise from additional information obtained during the measurement period, which cannot exceed one year from the acquisition date, about facts and circumstances that existed at the acquisition date.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group shall report in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Group shall retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The measurement period ends immediately after the Company receives the information about the facts and circumstances that existed at the acquisition date or learns that additional information cannot be obtained. However, the measurement period must not exceed one year from the date of acquisition.

In a business combination achieved in stages, the acquirer remeasures its previously held equity interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in profit or loss.

Based on PSAK 38 (Revised 2012), “Common Control Business Combination”, the transfer of assets, liabilities, shares or other ownership instruments among the companies under common control would not result in a gain or loss for the Company or individual entity in the same group. Since the restructuring transaction between entities under common control does not result in a change of the economic substance of the ownership of assets, liabilities, shares, or other instruments of ownership, which are exchanged, assets or liabilities transferred are recorded at book value using the pooling-of-interests method.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d.	Business combinations and goodwill (continued)

In applying the pooling-of-interests method, the components of the financial statements for the period during the restructuring occurred must be presented in such a manner as if the restructuring has occurred since the beginning of the earliest period presented. The excess of consideration paid or received over the carrying value of interest acquired, net of income tax, is directly recognized to equity and presented as “Additional Paid-in Capital” under the equity section of the consolidated statement of financial position.

At the initial application of PSAK 38 (Revised 2012), all balances of the Difference In Value of Restructuring Transactions of Entities under Common Control was reclassified to “Additional Paid-in Capital” in the consolidated statement of financial position.

e.	Cash and cash equivalents

Cash and short-term deposits in the statement of financial position comprise cash in banks and on hand and short-term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts as they are considered an integral part of the Group’s cash management.

Time deposits with maturities of more than three months but not more than one year are presented as part of “Other Current Financial Assets” in the consolidated statements of financial position (Note 2u).

f.	Investments in associates

An associate is an entity over which the Group (as investor) has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but does not include control or joint control over those operating policies. The considerations made in determining significant influence are similar to those necessary to determine control over subsidiaries. Holding of 20% or more of the voting power of the investee (held directly or indirectly, through subsidiaries) is presumed to give rise to significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, a holding of less than 20% of the voting power is presumed not to give rise to significant influence, unless it can be clearly demonstrated that there is in fact significant influence.

The existence of significant influence will usually be evidenced in one or more of the following ways:

i.	representation on the board of directors or equivalent governing body of the investee;
ii.	participation in policy-making processes, including participation in decisions about dividends and other distributions;
iii.	material transactions between the investor and the investee;
iv.	interchange of managerial personnel;
v.	provision of essential technical information.

The Group’s investments in its associates are accounted for using the equity method.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f.	Investments in associates (continued)

Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the investor’s share of the net assets of the associate since the acquisition date. On acquisition of the investment, any difference between the cost of the investment and the entity's share of the net fair value of the investee's identifiable assets and liabilities is accounted for as follows:

i.	Goodwill relating to an associate or a joint venture is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment, and
ii.	Any excess of the entity's share of the net fair value of the investee's identifiable assets and liabilities over the cost of the investment is included as income in the determination of the entity's share of the associate or joint venture's profit or loss in the period in which the investment is acquired.

The consolidated statements of profit or loss and other comprehensive income reflect the Group’s share of the results of operations of the associate. Any change in the other comprehensive income of the associate is presented as part of other comprehensive income. In addition, when there has been a change recognized directly in the equity of the associate, the Group recognizes its share of the change in the consolidated statements of changes in equity. Unrealized gain and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The Group determines at each reporting date whether there is any objective evidence that the investments in associated companies are impaired. If there is, the Group calculates and recognizes the amount of impairment as the difference between the recoverable amount of the investments in the associates and their carrying value.

These assets are included in “Long-term Investments in Associates” in the consolidated statements of financial position.

For the reporting purpose of investment in associates using the equity method, the assets and liabilities as of the statement of financial position date with functional currency other than Rupiah are translated into Indonesian rupiah using the rate of exchange prevailing at that date, while revenues and expenses are translated into Indonesian rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “translation adjustment” in the equity section of the consolidated statements of financial position.

g.Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost, less a loss allowance based on lifetime expected credit losses at each reporting date. The Group has established a credit provision methodology that is based on its historical credit loss experience which adjusted by specific forward-looking factors from customers and the economic environment. Receivables are written-off in the year are determined to be uncollectible (Note 2u).

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h.Inventories

Inventories consist of components, which represent telephone terminals, cables, and other spare parts. Inventories also include Subscriber Identification Module ("SIM") cards, handsets, wireless broadband modems, and blank prepaid vouchers.

Inventories are valued at the lower of cost and net realizable value. Net realizable value is determined by either estimating the selling price in the ordinary course of business, less estimated cost to sell or determining the prevailing replacement costs.

The costs of inventories consist of the purchase price, import duties, other taxes, transport, handling, and other costs directly attributable to their acquisition.

Cost is determined using the weighted average method.

The amounts of any write-down of inventories below cost to net realizable value and all losses of inventories are recognized as an expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of general and administrative expenses in the year in which the reversal occurs.

Provision for obsolescence is primarily based on the estimated forecast of future usage of these inventory items.

i.Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method.

j.Assets held for sale

Assets (or disposal groups) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. Assets held for sale are stated at the lower of carrying amount and fair value less costs to sell.

Assets that meet the criteria to be classified as held for sale are reclassified from property and equipment and depreciation on such assets is ceased.

k.	Intangible assets

Intangible assets mainly consist of software. Intangible assets are recognized if it is highly probable that the expected future economic benefits that are attributable to each asset will flow to the Group, and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortization and impairment losses, if any. Intangible assets are amortized over their estimated useful lives. The Group estimates the recoverable value of its intangible assets. When the carrying amount of an intangible asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

k.	Intangible assets (continued)

Intangible assets except goodwill are amortized using the straight-line method, based on the estimated useful lives of the intangible assets as follows:

Years
Software	3-6
License	3-20
Other intangible assets	1-30

Intangible assets are derecognized on disposal, or when no further economic benefits are expected, either from further use or from disposal. The difference between the carrying amount and the net proceeds received from disposal is recognized in the consolidated statements of profit or loss and other comprehensive income.

l.Property and equipment

Property and equipment are stated at cost less accumulated depreciation, and impairment losses, if any.

The cost of an item of property and equipment includes: (a) purchase price, (b) any costs directly attributable to bringing the asset to its location and condition, and (c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

Property and equipment, except land rights, are depreciated using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Buildings	15-50
Leasehold improvements	2-15
Switching equipment	3-15
Telegraph, telex, and data communication equipment	5-15
Transmission installation and equipment	3-30
Satellite, earth station, and equipment	3-20
Cable network	5-25
Power supply	3-20
Data processing equipment	3-20
Vehicles	4-8
Other telecommunication peripherals	5
Office equipment	2-5
Other equipment	2-5

Significant expenditures related to leasehold improvements are capitalized and depreciated over the lease term.

The depreciation method, useful life and residual value of an asset are reviewed at least at each financial year-end and adjusted, if appropriate. Based on review the useful life of certain production equipment asset are changed from previous year. The residual value of an asset is the estimated amount that the Group would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset is already of the age and in the condition expected at the end of its useful life.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.Property and equipment (continued)

Property and equipment acquired in exchange for a non-monetary asset or for a combination of monetary and non-monetary assets are measured at fair value unless, (i) the exchange transaction lacks commercial substance; or (ii) the fair value of neither the asset received nor the asset given up is measured reliably.

Major spare parts and standby equipment that are expected to be used for more than 12 months are recorded as part of property and equipment.

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are derecognized from the consolidated statement of financial position and the resulting gains or losses on the disposal or sale of the property and equipment are recognized in the consolidated statements of profit or loss and other comprehensive income.

Certain computer hardware can not be used without the availability of certain computer software. In such circumstance, the computer software is recorded as part of the computer hardware. If the computer software is independent from its computer hardware, it is recorded as part of intangible assets.

The cost of maintenance and repairs are charged to the consolidated statements of profit or loss and other comprehensive income as incurred. Significant renewals and betterments are capitalized.

Property under construction is stated at cost less impairment if any, until the construction is completed, at which time it is reclassified to the property and equipment account to which it relates. During the construction period until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred on loans obtained to finance the construction of the asset, as long as it meets the definition of a qualifying asset are, capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction is completed and the asset is ready for its intended use or sale.

m.Leases

PSAK 73 sets out a comprehensive model for identification of lease agreements and its treatment in the financial statements of both lessees and lessors. PSAK 73 introduces a control model for the identification of leases, distinguishing between leases and service contracts on the basis of whether there is an identified asset controlled by the customer.

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The lease term corresponds to the non-cancellable period of each contract, except in cases where the Group is reasonably certain of exercising renewal options contractually foreseen.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m.Leases (continued)

The Group has made use of the package of practical expedients available under PSAK 73, which among other things:

●	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics;
●	the accounting for operating leases with a remaining lease term of less than 12 months as short-term lease;
●	the exclusion of initial direct costs for the measurement of the right-of-use asset;
●	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease;
●	not to separate non-lease components from lease components, and instead, account for both as a single lease component; and
●	not to recognize a lease liability and a Right-of-Use (“ROU”) asset for leases where the underlying assets are low-value assets (i.e. underlying assets with a maximum value of US$5,000 or Rp50 million when new).

The Group applies the definition of a lease and related guidance set out in PSAK 73 to all lease contracts.

i.	The Group as Lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and ROU assets representing the right to use the underlying assets.

The Group recognizes ROU assets at the commencement date of the lease. ROU assets are measured at cost, less any accumulated amortization and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of ROU assets includes the amount of lease liabilities recognized, initial direct costs incurred, restoration costs and lease payments made at or before the commencement date less any lease incentives received.

ROU assets are amortized on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, as follows:

Years
Buildings	15-40
Transmission installation and equipment	3-25
Power supply	3-20
Vehicles	4-8
Others	2-25

If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The ROU assets are subject to impairment in accordance with PSAK 48 Impairment of Assets.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses in the period in which the event or condition that triggers the payment occurs.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

m.Leases (continued)

i.	The Group as Lessee (continued)

Lease liabilities (continued)

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments or a change in the assessment of an option to purchase the underlying asset.

Short-term leases with a duration of less than 12 months and low-value assets leases, as well as those lease elements, partially or totally not complying with the principles of recognition defined by PSAK 73 will be treated similarly to operating leases. The Group will recognize those lease payments on a straight-line basis over the lease term in the consolidated statements of profit or loss and other comprehensive income.

ii.	The Group as Lessor

Under PSAK 73, a lessor continues to classify leases as either finance leases or operating leases and account for those two types of leases differently. Leases in which the Group transfers substantially all the risks and rewards incidental to ownership of an asset are classified as finance  leases, otherwise it will be classified as an operating leases. Lease classification is made at the inception date and is reassessed only if there is a lease modification.

At the commencement date, the Group recognizes assets held under a finance lease at an amount equal to the net investment in the lease and present it as finance lease receivable. The net investment in the lease include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and residual value guarantees provided to the lessor by the lessee. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the lessee and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate.

As required by PSAK 71, an allowance for expected credit loss has been recognized on the finance lease receivables and presented under “Other Receivables”.

Rental income arising from operating leases is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the underlying assets and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

If an arrangement contains lease and non-lease components, the Group applies PSAK 72 Revenue from Contracts with Customers to allocate the consideration in the contract. Revenue arising from operating lease is recorded as Revenue from Lessor Transactions (Note 2r).

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n.Deferred charges - land rights

Costs incurred to process the initial legal land rights are recognized as part of the property and equipment and are not amortized. Costs incurred to process the extension or renewal of legal land rights are deferred and amortized using the straight-line method over the shorter of the legal term of the land rights or the economic life of the land.

o.Trade payables

Trade payables are obligations to pay for goods and/or services that have been acquired from suppliers in the ordinary course of business. Trade payables are classified as current liabilities if the payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

p.	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of profit or loss and other comprehensive income over the period of the borrowings using the effective interest method.

Fees paid on obtaining loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facilities will be drawn down. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facilities will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facilities to which it relates.

q.	Foreign currency translations

The functional currency and the reporting currency of the Group are both in Indonesian rupiah, except for the functional currency of Telekomunikasi Indonesia International Ltd., Hong Kong, Telekomunikasi Indonesia International Pte. Ltd., Singapore, Telekomunikasi Indonesia International Inc., USA and Telekomunikasi Indonesia International S.A., Timor Leste whose functional currency is maintained in U.S. Dollar and Telekomunikasi Indonesia International, Pty. Ltd., Australia whose functional currency is Australian Dollar, TS Global Network Sdn. Bhd., and Telekomunikasi Indonesia International Sdn. Bhd. whose functional currency is Malaysian ringgit.

Transactions in foreign currencies are translated into Indonesian rupiah at the rates of exchange prevailing at transaction date. At the consolidated statements of financial position dates, monetary assets and liabilities denominated in foreign currencies are translated into Indonesian rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated statements of financial position dates, as follows (in full amount):

	June 30, 2022		December 31, 2021
	Buy	Sell	Buy	Sell
United States Dollar (“US$”) 1	14,896	14,901	14,250	14,255
Australian Dollar (“AU$”) 1	10,254	10,266	10,353	10,359
Singapore Dollar (“SGD”) 1	10,708	10,718	10,555	10,561
New Taiwan Dollar (“TWD”) 1	500.66	500.91	515.04	515.4
Euro (“EUR”) 1	15,549	15,560	16,125	16,137
Japanese Yen ("JPY") 1	109.34	109.38	123.81	123.86
Malaysian Ringgit ("MYR") 1	3,378	3,382	3,420	3,424
Macanese Pataca (“MOP”) 1	1,842	1,844	1,772	1,777
Hong Kong Dollar (“HKD”) 1	1,899	1,899	1,828	1,828

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

q.	Foreign currency translations (continued)

The result of foreign exchange gains or losses, realized and unrealized, are credited or charged to the consolidated statements of profit or loss and other comprehensive income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2l).

r.Revenue and expense recognition

Revenue from contract with customers

PSAK 72 establishes a comprehensive framework to determine how, when, and how much revenue is to be recognized. The standard provides a single principles-based five-step model for the determination and recognition of revenue to be applied to all contracts with customers. The standard also provides specific guidance requiring certain types of costs to obtain and/or fulfil a contract to be capitalized and amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the capitalized cost relates.

Below is the summary of the Group’s revenue recognition accounting policy for each revenue stream:

i.	Mobile

Revenue from mobile primarily comprises of revenue from cellular service which among others: telephone service, interconnection service, internet and data service and Short Messaging Services (“SMS”) service. Those services are offered on postpaid or prepaid basis. For prepaid services, initial package sales (also known as SIM cards and initial charging vouchers) and top up vouchers are initially recognized as contract liabilities.

All mobile services revenues are recognized based on output method, either per actual usage or allowance unit used (if services sold in plan basis), because the customer simultaneously receives and consumes the benefits provided by the Group.

For services sold in bundled plan, total consideration is allocated to performance obligations based on stand-alone selling price for each of product and/or service. The Group estimates the stand-alone selling price using the price enacted if the services are sold on a stand-alone basis. Most bundled plans sold by the Group only include services which are generally satisfied over the same period of time. Therefore, the revenue recognition pattern is generally not impacted by the allocation.

The consideration that is received is allocated between the telecommunication services and the points issued, with the consideration allocated to points that are equal to its fair value. The fair value of the points is determined according to historical information relating to the redemption rate of award points. The fair value of the points that are issued is deferred and recognized as revenue when the points are redeemed or have expired.

ii.	Consumer

Revenue from consumer primarily comprises of revenue from fixed telephone and Indihome services. Revenues from fixed telephone service are derived from customer who subscribes to fixed telephone service only, while revenues from Indihome service are derived from customer who subscribes to internet services or to bundled package with combination of consumer service (i.e. telephone, internet and data, and paid TV). Those services are offered on a postpaid basis and billed in the following month. In 2021, the Group has applied a new term and condition that the contract with customer is an open-ended contract with minimum 12-month contract and substantive early termination penalty. The contract duration under PSAK 72 is 12-month contract and can be renewed in monthly basis afterward.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.Revenue and expense recognition (continued)

Revenue from contract with customers (continued)

ii.	Consumer (continued)

All consumer services are recognized using the output method based on the customer's actual usage or time elapsed basis as the customer simultaneously receives and consumes the benefits provided by the Group.

Customers may be required to pay an upfront fee at the commencement of the contract. The upfront fee is considered to be a material right because the customer is not required to pay an upfront fee when the customer renews the service beyond the original contract period. The Group values the renewal option in the amount of the consideration received from the upfront fee for the installation service. The Group defers the amount of renewal option as contract liabilities and recognizes it as revenue on a straight-line basis over the expected term of the customer relationships. The Group estimates the expected customer life based on the historical information and customer trends and updates the evaluation on an annual basis.

iii.	Enterprise

Revenue from enterprise primarily comprises of revenue from providing telephone service, internet and data, information technologies, and other services (e.g. sales of peripherals, manage service, call center service, e-health, e-payment, and others). Some of the contracts with enterprise customers are bespoke in nature.

Revenues from enterprise are recognized overtime using output method based on actual usage or time elapsed if the provision of service does not depend on usage (i.e. minute of voice, kilobyte of data, etc.), except for sales of goods which are recognized at a point in time, because the customer simultaneously receives and consumes the benefits provided by the Group. Revenues for performance obligations that are satisfied at a point in time is recognized when control of goods is transferred to the customer, typically when the customer has physical possession of the goods.

Some of the arrangements in enterprise are offered as bundled arrangements. For bundled arrangements, the product and/or service in the contract is accounted for as a single performance obligation when it is separately identifiable from other promises in the contract and the customer can benefit from the product/service on its own. The total consideration is allocated to each distinct performance obligation that has been included in the contract, based on its stand-alone selling price. The stand-alone selling price is determined according to the observable prices at which individual product and/or service are sold separately, adjusted for market conditions and normal discounts as appropriate. Alternatively, when the observable prices are not available, the expected cost plus margin approach is used to determine the stand-alone selling prices.

Certain contracts with enterprise customers may give rise to variable consideration as the contract price depends on a future event (e.g. usage based contract or revenue-share based contract). In estimating the variable consideration, the Group is required to use either the expected value method or the most likely amount method based on the method that better predicts the amount of consideration to which it will be entitled. The Group determines that the most expected value method is the appropriate method to use in estimating the variable consideration for a single contract with a large number of possible outcomes.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.Revenue and expense recognition (continued)

Revenue from contract with customers (continued)

iii.	Enterprise (continued)

Before including any amount of variable consideration in the transaction price, the Group considers whether the amount of variable consideration is constrained. The Group determines that the estimates of variable consideration are not constrained based on its historical experience, business forecast, and the current economic conditions and only includes variable consideration to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

When another party is involved in providing products and/or services to a customer, the Group is the principal if it controls the specified products and/or services before those products and/or services are transferred to the customer. Revenues are recorded on the net amount that has been retained (the amount paid by the customer less the amount paid to the suppliers), when, in substance, the Group has acted as agent and earned commission from the suppliers of the products and/or services sold.

iv.	Wholesale and International Business (“WIB”)

Revenue from WIB is mainly comprises of interconnections service for interconnection of other telecommunications carriers’ subscriber calls to the Group’s subscribers (incoming call) and calls between other telecommunications carriers subscribers through the Group’s network (transit) and network service with other telecommunications carriers. All of these services are recognized based on output method using the basis of the actual recorded traffic for the month.

Contract assets

A contract asset is initially recognized for revenue earned from delivery of goods or services because the receipt of consideration is conditional on certain milestones or upon completion of the project. Upon completion of the milestones or the project, the amount recognized as contract assets is reclassified to trade receivables.

Contract assets are subject to impairment assessment.

Contract liabilities

A contract liability is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

Incremental cost of obtaining/fulfilling contract with customers

The incremental costs of obtaining/fulfilling contracts with customers, which principally are comprised of sales commissions and contract fulfilment costs, are initially recognized on the statement of financial position. These costs are subsequently amortized on a systematic basis that is consistent with the period and pattern of transfer to the customer of the related products or services. Costs that do not qualify as costs of obtaining/fulfilling contract with customers are expensed as incurred or in accordance with other relevant standards.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.Revenue and expense recognition (continued)

Revenue from lessor transactions

Revenue from lessor transactions comprises of revenue from telecommunication tower operating leases and other rental. Rental income is recognized on a straight-line basis over the lease term and is included in revenue in the statement of profit or loss due to its operating nature.

Expenses

Expenses are recognized as they are incurred.

s.	Employee benefits

i. Short-term employee benefits

All short-term employee benefits which consist of salaries and related benefits, vacation pay, incentives and other short-term benefits are recognized as expense on undiscounted basis when employees have rendered service to the Group.

ii.Post-employment benefit plans and other long-term employee benefits

Post-employment benefit plans consist of funded and unfunded defined benefit pension plans, defined contribution pension plan, other post-employment benefits, post-employment health care benefit plan, defined contribution health care benefit plan and obligations under the Labor Law.

Other long-term employee benefits consist of Long Service Awards (“LSA”), Long Service Leave (“LSL”), and pre-retirement benefits.

The cost of providing benefits under post-employment benefit plans and other long-term employee benefits calculation is performed by an independent actuary using the projected unit credit method.

The net obligations in respect of the defined pension benefit plans and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Government bonds that are denominated in the currencies in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligation. Government bonds are used as there are no deep markets for high quality corporate bonds.

Plan assets are assets owned by defined benefit pension plan and post-retirement health care benefits plan as well as qualifying insurance policy. The assets are measured at fair value as of reporting dates. The fair value of qualifying insurance policy is deemed to be the present value of the related obligations (subject to any reduction required if the amounts receivable under the insurance policies are not recoverable in full).

Remeasurement, comprising of actuarial gain and losses, the effect of the asset ceiling (excluding amounts included in net interest on the net defined benefit liability (asset)) and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability (asset)) are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

Past service costs are recognized immediately in profit or loss on the earlier of:

(a)	the date of plan amendment or curtailment; and
(b)	the date that the Group recognized restructuring-related costs.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.Employee benefits (continued)

ii.	Post-employment benefit plans and other long-term employee benefits (continued)

Net interest is calculated by applying the discount rate to the net defined benefit liabilities or assets.

Gains or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gains or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan (other than the payment of benefit in accordance with the program and included in the actuarial assumptions).

For defined contribution plans, the regular contributions constitute net periodic costs for the period in which they are due and, as such, are included in “Personnel Expenses” as they become payable.

iii.	Share-based payments

The Company operates an equity-settled, share-based compensation plan. The fair value of the employee’s services rendered which are compensated with the Company’s shares is recognized as an expense in the consolidated statements of profit or loss and other comprehensive income and credited to additional paid-in capital at the grant date.

iv.	Early retirement benefits

Early retirement benefits are accrued at the time the Group makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

t.Taxes

Income tax

Current and deferred income taxes are recognized as income or an expense and included in the consolidated statements of profit or loss and other comprehensive income, except to the extent that the income tax arises from a transaction or event which is recognized directly in equity, in which case, the income tax is recognized directly in equity.

Current income tax assets and liabilities are measured at the amounts expected to be recovered or paid by using the tax rates and tax laws that have been enacted or substantively enacted at each reporting date. Management periodically evaluates positions taken in Annual Tax Returns ("Surat Pemberitahuan Tahunan"/"SPT Tahunan") with respect to situations in which applicable tax regulation is subject to interpretation. Where appropriate, management establishes provisions based on the amounts expected to be paid to the Tax Authorities.

Tax assessment

Amendment to taxation obligation is recorded when an assessment letter (“Surat Ketetapan Pajak” or “SKP”) is received or, if appealed against, when the results of the appeal have been determined. The additional taxes and penalty imposed through an SKP are recognized as revenue or expense in the current year profit or loss, unless objection/appeal is taken. The additional taxes and penalty imposed through the SKP are deferred as long as they meet the asset recognition criteria.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.Taxes (continued)

Deferred tax

The Group recognizes deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Group also recognizes deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax losses carried forward to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced if there is no longer probable that sufficient taxable profit will be available to compensate part or all of the benefits of deferred tax assets. Unrecognized deferred tax assets are re-assessed at each reporting date and recognized if it is probable that future taxable profits will be available for recovery. Tax deductions arising from the reversal of deferred tax assets are excluded from estimates of future taxable income.

Deferred tax transactions which are recognized outside profit or loss. Therefore, deferred taxes on these transactions are recognized either in other comprehensive income or recognized directly in equity.

Deferred tax assets and liabilities are offset in the consolidated statements of financial position, if and only if it has a legally enforceable right to set off current tax assets and liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same Tax Authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be recovered or settled.

Value added tax (“VAT”)

Revenues, expenses and assets are recognized net of the VAT amount except:

i.	VAT arising from the purchase of assets or services that cannot be credited by the Tax Office, which VAT is recognized as part of the acquisition cost of the asset or as part of the applied expenses; and
ii.	Receivables and payables are presented including the amount of VAT.

Uncertainty over income tax

In accordance with ISAK 34: Uncertainty Over Income Tax Treatments which is effective on January 1, 2019, stated that the recognition and measurement of tax assets and liabilities that contain uncertainty over income tax are determined by considering whether to be treated separately or together, the assumptions used in the examination of tax treatments by the Tax Authorities, consideration the probability that the Tax Authorities will accept uncertain tax treatment and re-consideration or estimation if there is a change in facts and circumstances.

If the acceptance of the tax treatment by the Tax Authorities is probable, the measurement is in line with income tax fillings. If the acceptance of the tax treatment by the Tax Authorities is not probable, the Group measures its tax balances using the method that provides the better predict of resolution (i.e. most likely amount or expected value).

Accordingly, management believes that the interpretation did not have a significant impact on the consolidated financial statements.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

t.Taxes (continued)

Final tax

Indonesian tax regulations impose final tax on several types of transactions based on the gross value of the transaction. Therefore, final tax which is charged based on such transaction remains subject to tax even though the tax payer incurred a loss on the transaction.

Final tax on construction services and lease are presented as part of “Other Income (Expenses) - net”.

u.Financial instruments

The Group classifies financial instruments into financial assets and financial liabilities. A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i.	Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, and subsequently measured at amortized cost, fair value through OCI (“FVTOCI”), and fair value through profit or loss (“FVTPL”).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component of for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at FVTPL, transactions costs. Trade receivables that do not contain a significant financing component or which the Group has applied the practical expedient are measured at the transaction price in determined under PSAK 72.

In order for a financial asset to be classified and measured at amortized cost or FVTOCI, it needs to give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding. This assessment is referred to as the solely payments of principal and interest (“SPPI”) test and is performed at instrument level.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to buy or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

(a)	Financial assets at amortized cost (debt instruments)

The Group measures financial assets at amortized cost if both of the following conditions are met:

●	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and
●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Financial instruments (continued)

i.	Financial assets (continued)

(a)	Financial assets at amortized cost (debt instruments) (continued)

Financial assets at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired. The Group’s financial assets at amortized cost consist of cash and cash equivalents, other current financial assets, trade and other receivables, and other non-current assets.

(b)	Financial assets at FVTOCI with recycling of cumulative gains and losses (debt instruments)

The Group measures debt instruments at FVTOCI if both of the following conditions are met:

●	The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and selling; and
●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For debt instruments at FVTOCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.

The Group have no debt instruments classified at FVTOCI with recycling of cumulative gains and losses as of June 30, 2022 and December 31, 2021.

(c)	Financial assets designated at FVTOCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at FVTOCI when they meet the definition of equity under PSAK 71 and are not held for trading. The classification is determined on an instrument-by-instrument basis. Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at FVTOCI are not subject to impairment assessment. The Group’s financial assets at this category consists of long-term investment in financial instruments.

(d)	Financial assets at FVTPL

Financial assets at FVTPL include financial assets held for trading, financial assets designated upon initial recognition at FVTPL, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest (“SPPI”) are classified and measured at FVTPL, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at FVTOCI, as described above, debt instruments may be designated at FVTPL on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch. Financial assets at FVTPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss. The Group’s financial assets at FVTPL consists of other long-term investment in financial instruments and other current financial assets.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Financial instruments (continued)

i.	Financial assets (continued)

Expected credit losses (“ECL”)

The Group recognizes an allowance for ECL for all debt instruments not held at FVTPL. ECL are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECL are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECL are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECL. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECL at each reporting date. The Group has established a provision model that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. Trade receivables are written-off when there is low possibility of recovering the contractual cash flow, after all collection efforts have been done and have been fully provided for allowance.

ii.	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loan and borrowings and payables, net of directly attributable transaction costs.

The Group classifies its financial liabilities as: (i) financial liabilities at FVTPL or (ii) financial liabilities measured at amortized cost.

The Group’s financial liabilities include trade and other payables, accrued expenses, customer deposits, interest-bearing loans and other borrowings, lease liabilities, and other liabilities. Interest-bearing loans consist of short-term bank loans, two-step loans, bonds, long-term bank loans.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Financial instruments (continued)

ii.	Financial liabilities (continued)

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

(a)	Financial liabilities at FVTPL

Financial liabilities at FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVTPL. Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.

Financial liabilities designated upon initial recognition at FVTPL are designated at the initial date of recognition, and only if the criteria in PSAK 71 are satisfied. The Group has not designated any financial liability as at FVTPL.

(b)	Financial liabilities measured at amortized cost

This is the category most relevant to the Group. After initial recognition, interest-bearing loans and other borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortisation process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the statement of profit or loss. This category generally applies to interest-bearing loans and other borrowings. For more information, refer to Note 20 Long-Term Loans and Other Borrowings.

iii.	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or realize the assets and settle the liabilities simultaneously. The right of offset must not be contingent on a future event and must be legally enforceable in all of the following circumstances:

(i)	the normal course of business;
(ii)	the event of default; and
(iii)	the event of insolvency or bankruptcy of the Group and all of the counterparties.

iv.	Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or when the Group transfers substantially all the risks and rewards of ownership of the financial asset.

The Group derecognizes a financial liability when the obligation specified in the contract is discharged or cancelled or has expired.

v.	Hedge Accounting

The Group does not apply hedge accounting.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

v.	Treasury stock

Reacquired Company’s shares of stock are accounted for at their reacquisition cost and classified as “Treasury Stock” and presented as a deduction in equity. The cost of treasury stock sold/transferred is accounted for using the weighted average method. The portion of treasury stock transferred for employee stock ownership program is accounted for at its fair value at grant date. The difference between the cost and the proceeds from the sale/transfer of treasury stock is credited to “Additional Paid-in Capital”.

w.	Dividends

Dividend for distribution to the stockholders is recognized as a liability in the consolidated financial statements in the year in which the dividend is approved by the stockholders. The interim dividend is recognized as a liability based on the Board of Directors’ decision supported by the approval from the Board of Commissioners.

x.	Basic and diluted earnings per share and earnings per ADS

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company by the weighted average number of shares outstanding during the year. Income per ADS is computed by multiplying the basic earnings per share by 100, the number of shares represented by each ADS.

The Company does not have potentially dilutive financial instruments.

y.	Segment information

The Group's segment information is presented based upon identified operating segments. An operating segment is a component of an entity:

i.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);
ii.	whose operating results are regularly reviewed by the Group’s Chief Operating Decision Maker (“CODM”) i.e., the Directors, to make decisions about resources to be allocated to the segment and assess its performance; and
iii.	for which discrete financial information is available.

z.	Provisions

Provisions are recognized when the Group has present obligations (legal or constructive) arising from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and the amount can be measured reliably.

Provisions for onerous contracts are recognized when the contract becomes onerous for the lower of the cost of fulfilling the contract and any compensation or penalties arising from failure to fulfill the contract.

aa.	Impairment of non-financial assets

At the end of each reporting period, the Group assesses whether there is an indication that an asset may be impaired. If such indication exists, the recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the Cash-Generating Unit (“CGU”) to which the asset belongs (“the asset’s CGU”).

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

aa.	Impairment of non-financial assets (continued)

The recoverable amount of an asset (either individual asset or CGU) is the higher of the asset’s fair value less costs to sell and its value in use (“VIU”). Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated net future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, the Group uses an appropriate valuation model to determine the fair value of the asset. These calculations are corroborated by valuation multiples or other available fair value indicators.

Impairment losses of continuing operations are recognized in profit or loss as part of “Depreciation and amortisation expenses” in the consolidated statements of profit or loss and other comprehensive income.

At the end of each reporting period, the Group assesses whether there is any indication that previously recognized impairment losses for an asset, other than goodwill, may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss for an asset, other than goodwill, is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited such that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment been recognized for the asset in prior periods. Reversal of an impairment loss is recognized in profit or loss.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment loss relating to goodwill can not be reversed in future periods.

ab.	Current and non-current classifications

The Group presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is presented as current when it is:

i.	expected to be realized or intended to be sold, or consumed in the normal operating cycle;
ii.	held primarily for the purpose of trading; or
iii.	expected to be realized within twelve months after the reporting period; or
iv.	cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

Assets which do not meet above criterias are classified as non-current assets.

A liability is presented as current when:

i.	it is expected to be settled in the normal operating cycle;
ii.	it is held primarily for the purpose of trading;
iii.	it is due to be settled within twelve months after reporting period; or
iv.	there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The terms of liability that could, at the option of counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

Liabilities which do not meet above criterias are classified as long-term liabilities.

Deffered tax assets and liabilities are classified as non-current assets and liabilities.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ac.Critical accounting considerations, estimates and assumptions

The preparation of the Group's consolidated financial statements requires management to make decisions, estimates and assumptions that affect the amount of revenue, expenses, assets and liabilities reported, and the accompanying disclosures, and disclosures of contingent liabilities, at the end of the reporting period.

Uncertainty about these assumptions and estimates can produce results that require a material adjustment to the carrying amounts of assets and liabilities affected in the coming periods.

i.	Consideration

The following considerations were made by management in applying the Group's accounting policies that have the most significant influence on the amounts recognized in the consolidated financial statements:

Income taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income could necessitate future adjustments to tax income and expense already recorded. Judgment is also involved in determining the provision for corporate income tax. There are certain transactions and computation for which the ultimate tax determination is uncertain during the ordinary course of business.

The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made. Details of the nature and carrying amounts of income tax are disclosed in Note 28.

ii.	Estimates and assumptions

Estimates and assumption are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(a)	Retirement benefits

The present value of the retirement benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate and return on investment (ROI). Any changes in these assumptions will impact the carrying amount of the retirement benefit obligations.

The Group determines the appropriate discount rate at the end of each reporting period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the obligations. In determining the appropriate discount rate, the Group considers the interest rates of Government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligations.

If there is an improvement in the ratings of such Government bonds or a decrease in interest rates as a result of improving economic conditions, there could be a material impact on the discount rate used in determining the post-employment benefit obligations.

Other key assumptions for retirement benefit obligations are based in part on current market conditions. Additional information is disclosed in Notes 31 and 32.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ac.	Critical accounting considerations, estimates and assumptions (continued)

ii.	Estimates and assumptions (continued)

(b)	Useful lives of property and equipment

The Group estimates the useful lives of its property and equipment based on expected asset utilization, considering strategic business plans, expected future technological developments and market behavior. The estimates of useful lives of property and equipment are based on the Group’s collective assessment of industry practice, internal technical evaluation, and experience with similar assets.

The Group reviews its estimates of useful lives at least each financial year-end and such estimates are updated if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical or commercial obsolescence, and legal or other limitations on the continuing use of the assets. The amounts of recorded expenses for any year will be affected by changes in these factors and circumstances. A change in the estimated useful lives of the property and equipment is a change in accounting estimates and is applied prospectively in profit or loss in the period of the change and future periods. In 2020, the Group change its estimated useful lives of towers in Indonesia (Note 12). In 2021, the Company accelerated the useful lives of Multi-Service Access Node (“MSAN”) assets until 2022 (Note 12).

Details of the nature and carrying amounts of property and equipment are disclosed in Note 12.

(c)	Determining the lease term of contracts with renewal and termination options - Group as lessee

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has several lease contracts that include extension and termination options. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate.

(d)	Allowance for expected credit losses for financial assets

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established an allowance for expected credit losses methodology that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors, and the economic environment.

For term deposits and debt instruments at fair value through OCI, the Group applies the low credit risk simplification. At every reporting date, the Group evaluates whether the deposits or debt instrument are considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort. In making that evaluation, the Group reassesses the internal credit rating of the debt instrument. In addition, the Group considers that there has been a significant increase in credit risk when contractual payments are more than 30 days past due.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ac.	Critical accounting considerations, estimates and assumptions (continued)

ii.	Estimates and assumptions (continued)

(d)	Allowance for expected credit losses for financial assets (continued)

The Group assesses whether there is objective evidence that other receivables or other financial assets have been impaired at the end of each reporting period. Allowance for expected credit losses of receivables is calculated based on a review of the current status of existing receivables and historical collection experience. Such allowances are adjusted periodically to reflect the actual and anticipated experience. Details of the nature and carrying amounts of allowance for expected credit losses of receivables are disclosed in Note 5.

Following the effect of Covid-19 pandemic, Group has not remodified the definition of its significant increase in credit risk and the definition of its default. Group also closely monitors the changes in shared risk characteristics of certain account receivables by evaluating the customer segmentations portfolios which the respective customers might engage in business industries, or locate in areas, which have become affected, or are more prone to be affected, by the pandemic. Group has reassessed the model used to calculate ECLs based on the latest reasonable and supportable data to better reflect the current change in circumstances. Methods and approaches will continue to be monitored and updated if additional reasonable and supportable data and information are available; including forward looking information and other input in the future.

(e)Revenue

(i)	Critical judgements in determining the performance obligation, timing of revenuerecognition and revenue classification

The Group provides information technology services that are bespoke in nature. Bespoke products consist of various goods and/or services bundled together in order to provide integrated solution services to customers. In addition to the bespoke service, Group also provide multiple standard product as bundling product in contract with customer. Significant judgment is required in determining the number and nature of performance obligations promised to customers in those contracts. The number and nature of performance obligations will determine the timing of revenue recognition for such contract.

The Group reviews the determination of performance obligations on a contract-by-contract basis. When a contract consisting of several goods and/or service is assessed to have one performance obligations, the Group applies a single method of measuring progress for the performance obligation based on the measurement method that best depicts the economics of the contract, which in most cases is over time.

The Group also presents the revenue classification using consistent approach. When a contract consisting of several goods and/or service is assessed to have one performance obligations, the Group presents that performance obligations in one financial statement line items which best represent the main service of the Group, which in most cases is the internet, data communication and information technology services.

(ii)Critical judgements in determining the stand-alone selling price

The Group provides wide array of products related to telecommunication and technology. To determine the stand-alone selling price for goods and/or services that do not have any readily available observable price, the Group uses the expected cost-plus margin approach. The Group determines the appropriate margin based on historical achievement.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ac.	Critical accounting considerations, estimates and assumptions (continued)

ii.	Estimates and assumptions (continued)

(f)	Test for impairment of non-current assets and goodwill

The application of the acquisition method in a business combination requires the use of accounting estimates in allocating the purchase price to the fair market value of the assets and liabilities acquired, including intangible assets. Certain business acquisitions by the Group resulted goodwill, which is not amortized but is tested for impairment annually and every indication of impairment exists.

Although management believes that the assumptions used are appropriate, significant changes to those assumptions can materially affect the evaluation of recoverable amounts and may result in impairment according to PSAK 48: Impairment of Assets.

(g)	Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flow (DCF) model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments

(h)	Acquisition

The Group evaluates each acquisition transaction to determine whether it will be treated as an asset acquisition or business combination. For transactions that are treated as an asset acquisition, the purchase price is allocated to the assets obtained, without the recognition of goodwill. For acquisitions that meet the business combination definition, the Group applies the accounting acquisition method for assets acquired and liabilities assumed are recorded at fair value at the acquisition date, and the results of operations are included with the Group's results from the date of each acquisition.

Any excess from the purchase price paid for the amount recognized for assets acquired and liabilities incurred is recorded as goodwill. The Group continues to evaluate acquisitions that are counted as a business combination for a period not exceeding one year after the applicable acquisition date of each transaction to determine whether additional adjustments are needed to allocate the purchase price paid for the assets acquired and liabilities assumed. The fair value of assets acquired and liabilities incurred are usually determined using either an estimated replacement cost or a discounted cash flow valuation method. When determining the fair value of tangible assets acquired, the Group estimates the cost of replacing assets with new assets by considering factors such as the age, condition, and economic useful lives of the assets. When determining the fair value of the intangible assets obtained, the Group estimates the applicable discount rate and the time and amount of future cash flows, including the rates and terms for the extension and reduction.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

3.	CASH AND CASH EQUIVALENTS

		June 30, 2022		December 31, 2021
		Balance		Balance
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
Cash on hand	Rp	-	31	-	12
Cash in banks
Related Parties
PT Bank Mandiri (Persero) Tbk. (“Bank Mandiri”)	Rp	-	7,241	-	8,660
	US$	22	339	32	459
	EUR	2	31	2	30
	JPY	1	0	1	0
	HKD	2	3	3	5
	AU$	0	0	0	0
PT Bank Rakyat Indonesia (Persero) Tbk. (“BRI”)	Rp	-	8,013	-	6,035
	US$	1	9	0	6
PT Bank Negara Indonesia (Persero) Tbk. (“BNI”)	Rp	-	10,581	-	2,859
	US$	1	19	2	34
	SGD	0	0	0	0
	EUR	0	0	0	0
PT Bank Tabungan Negara (Persero) Tbk. ("BTN")	Rp	-	3,413	-	1,368
	US$	1	0	0	0
Others	Rp	-	20	-	37
	US$	0	0	0	0
Sub-total			29,669		19,493

Third parties
The Hongkong and Shanghai Banking Corporation Ltd. ("HSBC Hongkong")	US$	106	1,574	44	628
	HKD	24	46	23	42
PT Bank Permata Tbk. (“Bank Permata”)	Rp	-	983	-	2,326
Standard Chartered Bank (“SCB”)	US$	28	421	21	300
PT Bank UOB Indonesia Tbk. (“UOB Indonesia”)	Rp	-	142	-	84
	US$	1	11	3	37
	SGD	3	30	2	19
	MYR	8	29	4	13
	MMK	464	4	-	-
PT Bank CIMB Niaga Tbk. (”Bank CIMB Niaga”)	Rp	-	175	-	570
	US$	1	12	5	74
Chase Bank	US$	9	133	7	96
PT Bank OCBC NISP Tbk (“OCBC NISP”)	Rp	-	99	-	-
	SGD	2	22	8	83
PT Bank Central Asia Tbk. (“BCA”)	Rp	-	103	-	100
	US$	0	3	0	3
PT Bank HSBC Indonesia ("HSBC")	Rp	-	66	-	20
Others	Rp	-	143	-	337
	US$	2	39	3	50
	TWD	42	21	46	24
	MYR	1	3	2	6
	AU$	0	3	0	5
	EUR	0	1	0	-
Sub-total			4,063		4,817

Total of cash in banks			33,732		24,310

Time deposits
Related parties
BNI	Rp	-	857	-	6,739
	US$	33	494	43	610
BRI	Rp	-	256	-	544
	US$	40	603	47	675
Bank Mandiri	Rp	-	775	-	604
	US$	15	224	31	441
BTN	Rp	-	330	-	580
Bank Syariah Indonesia Tbk. (“BSI”)	Rp	-	385	-	210
Sub-total			3,924		10,403

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

3.CASH AND CASH EQUIVALENTS (continued)

		June 30, 2022		December 31, 2021
		Balance		Balance
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
Time deposits (continued)
Third parties
PT Bank Mega Tbk (“Bank Mega”)	Rp	-	1,425	-	1,689
	US$	16	245	17	235
Bank Permata	Rp	-	-	-	30
CIMB Niaga	Rp	-	105	-	0
PT Bank Pembangunan Daerah Jawa Barat dan Banten Tbk (“BJB”)	Rp	-	245	-	910
	US$	6	85	11	153
PT Bank Maybank Indonesia Tbk. ("Maybank")	Rp	-	2	-	197
	US$	12	186	8	107
	MYR	1	5	2	7
PT Bank DBS Indonesia ("DBS")	Rp	-	-	-	200
Others	Rp	-	175	-	59
Sub-total			2,473		3,587

Total time deposits			6,397		13,990
Allowance for expected credit losses			0		(1)
Total			40,160		38,311

Interest rates per annum on time deposits are as follows:

	June 30, 2022	December 31, 2021
Rupiah	1.90% - 6.50%	1.25% - 7.75%
Foreign currency	0.20% - 0.55%	0.20% - 1.75%

The related parties in which the Group places its funds are state-owned banks. The Group placed the majority of its cash and cash equivalents in these banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

4.	OTHER CURRENT FINANCIAL ASSETS

		June 30, 2022		December 31, 2021
		Balance		Balance
		Foreign currency	Rupiah	Foreign currency	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
Time deposits
Related parties
Bank Mandiri	Rp	-	10	-	160
	US$	5	74	5	71
BNI	Rp	-	60	-	20
			144		251

Third parties
DBS	Rp	Rp	100	-	-
Others (each under IDR75 billion)	Rp	-	18	-	18
	US$	5	76	5	73
Total time deposits			338		342

Escrow accounts	Rp	-	25	-	43
	US$	1	14	1	21
Total escrow accounts			39		64

Mutual funds
Related parties
PT Bahana TCW Investment Management
("Bahana TCM")	Rp	-	80	-	78
Total mutual funds			80		78

Others	Rp	-	-	-	9
Total others			-		9

Allowance for expected credit losses	Rp		(0)	-	(0)
Total			457		493

The time deposits have maturities of more than three months but not more than one year, with interest rates as follows:

	June 30, 2022	December 31, 2021
Rupiah	2.50% - 3.00%	2.50% - 3.75%
Foreign currency	0.06% - 2.10%	0.06% - 0.50%

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

5.	TRADE RECEIVABLES

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.	By debtor

(i)Related parties

	June 30, 2022	December 31, 2021
State-owned enterprises	1,599	1,336
Indonusa	385	439
Indosat	299	148
Others (each below Rp75 billion)	159	176
Total	2,442	2,099
Allowance for expected credit losses	(1,150)	(1,138)
Net	1,292	961

(ii)Third parties

	June 30, 2022	December 31, 2021
Individual and business subscribers	13,885	13,323
Overseas international carriers	1,281	890
Total	15,166	14,213
Allowance for expected credit losses	(6,871)	(6,664)
Net	8,295	7,549

b.	By age

(i)Related parties

	June 30, 2022	December 31, 2021
Up to 3 months	1,414	952
3 to 6 months	241	164
More than 6 months	787	983
Total	2,442	2,099
Allowance for expected credit losses	(1,150)	(1,138)
Net	1,292	961

(ii)Third parties

	June 30, 2022	December 31, 2021
Up to 3 months	8,109	7,120
3 to 6 months	1,166	760
More than 6 months	5,891	6,333
Total	15,166	14,213
Allowance for expected credit losses	(6,871)	(6,664)
Net	8,295	7,549

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

5.	TRADE RECEIVABLES (continued)

b.	By age (continued)

(iii)	Aging of total trade receivables

	June 30, 2022			December 31, 2021
		Allowance for	Expected		Allowance for	Expected
		expected	credit		expected	credit
	Gross	credit losses	loss rate	Gross	credit losses	loss rate
Not past due	6,862	673	9.8%	5,625	532	9.5%
Past due up to 3 months	2,661	460	17.3%	2,447	328	13.4%
Past due more than 3 to 6 months	1,407	400	28.4%	924	253	27.4%
Past due more than 6 months	6,678	6,488	97.2%	7,316	6,689	91.4%
Total	17,608	8,021		16,312	7,802

The Group has made allowance for expected credit losses based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history, adjusted for forward looking factors specific from the customers and the economic environment. The Group does not apply a distinction between related party and third party receivables in assessing amounts past due. As of June 30, 2022 and December 31, 2021, the carrying amounts of trade receivables of the Group considered past due but not impaired amounted to Rp3,398 billion and Rp3,417 billion, respectively. Management believes that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

c.	By currency

(i)	Related parties

	June 30, 2022	December 31, 2021
Rupiah	2,439	2,098
U.S. dollar	3	1
Total	2,442	2,099
Allowance for expected credit losses	(1,150)	(1,138)
Net	1,292	961

(ii)	Third parties

	June 30, 2022	December 31, 2021
Rupiah	13,219	12,517
U.S. dollar	1,821	1,606
Singapore dollar	62	56
Others (each below Rp75 billion)	64	34
Total	15,166	14,213
Allowance for expected credit losses	(6,871)	(6,664)
Net	8,295	7,549

d.	Movements in the allowance for expected credit losses

	June 30, 2022	December 31, 2021
Beginning balance	7,802	8,360
Allowance for expected credit losses	696	474
Receivables written off	(477)	(1,032)
Ending balance	8,021	7,802

The receivables written-off relate to both related party and third party trade receivables.

Management believes that the allowance for expected credit losses of trade receivables is adequate to cover losses on uncollectible trade receivables.

As of June 30, 2022 and December 31, 2021, certain trade receivables of the subsidiaries amounting to Rp2,555 billion and Rp2,330 billion, respectively, have been pledged as collateral under lending agreements (Notes 19a and 20c).

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

6.	CONTRACT ASSETS

	June 30, 2022	December 31, 2021
Contract assets	2,141	2,588
Allowance for expected credit losses	(123)	(115)
Net	2,018	2,473
Short term portion	(1,706)	(2,330)
Long term portion	312	143

Management believes that the allowance for expected credit losses of contract assets is adequate to cover losses on uncollectible contract asset.

Refer to Note 33 for details of related party transactions.

7.	INVENTORIES

Inventories, all recognize at net realizable value, consist of:

	June 30, 2022	December 31, 2021
Components	690	578
SIM cards and blank prepaid vouchers	224	148
Others	174	122
Total	1,088	848
Provision for obsolescence
Components	(20)	(38)
SIM cards and blank prepaid vouchers	(28)	(28)
Others	(2)	(3)
Total	(50)	(69)
Net	1,038	779

Movements in the provision for obsolescence are as follows:

	June 30, 2022	December 31, 2021
Beginning balance	69	68
Provision recognized during the period	1	2
Inventory written off	(20)	(1)
Ending balance	50	69

Management believes that the provision is adequate to cover losses from decline in inventory value due to obsolescence.

The inventories recognized as expenses and included in operations, maintenance and telecommunication service expenses in June 30, 2022 and 2021 amounted to Rp350 billion and Rp261 billion, respectively (Note 26).

As of June 30, 2022 and December 31, 2021, certain inventories of the subsidiaries amounting to Rp343 billion and Rp557 billion, respectively, have been pledged as collateral under lending agreements (Notes 19a and 20c).

As of June 30, 2022 and December 31, 2021, modules (part of property and equipment) and components held by the Group with book value amounting to Rp117 billion and Rp122 billion, respectively, have been insured against fire, theft, and other specific risks. Total sum insured as of June 30, 2022 and December 31, 2021 amounted to Rp111 billion and Rp133 billion, respectively.

Management believes that the insurance coverage is adequate to cover potential losses of inventories arising from the insured risks.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

8.OTHER CURRENT ASSETS

The breakdown of other current assets are as follows:

	June 30, 2022	December 31, 2021
Prepaid frequency license fees - current portion (Note 36c.i)	3,028	4,923
Advances	959	683
Prepaid salaries	530	185
Prepaid rental	89	170
Others (each below Rp75 billion)	664	390
Total	5,270	6,351

9.	CONTRACT COST

Movements of contract costs are as follows:

	June 30, 2022
	Cost to obtain	Cost to fulfill	Total
At January 1, 2022	1,532	732	2,264
Amortisation during the year	(163)	(301)	(464)
Addition current year	181	512	693
At June 30, 2022	1,550	943	2,493
Short term portion	(334)	(274)	(608)
Long term portion	1,216	669	1,885

	December 31, 2021
	Cost to obtain	Cost to fulfill	Total
At January 1, 2021	1,245	463	1,708
Amortisation during the year	(281)	(488)	(769)
Addition current year	568	757	1,325
At December 31, 2021	1,532	732	2,264
Short term portion	(312)	(344)	(656)
Long term portion	1,220	388	1,608

There is no provision for impairment of contract cost as of June 30, 2022 and December 31, 2021, respectively.

10.	LONG-TERM INVESTMENTS IN FINANCIAL INSTRUMENTS

	June 30, 2022	December 31, 2021
Investment in equity at fair value through
profit or loss	14,302	12,962
Convertible bonds at fair value through
profit or loss	650	681
Investment in equity at fair value through
other comprehensive income	18	18
Total investment in financial instruments	14,970	13,661

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

10.	LONG-TERM INVESTMENTS IN FINANCIAL INSTRUMENTS (continued)

Investments in convertible bonds at fair value through profit or loss represent long-term investments owned by Telkomsel and MDI in the form of convertible bonds in various start-up companies engaged in information and technology, which will be immediately converted into shares when they mature. The convertible bonds will mature up to December 31, 2023.

Investments in equity at fair value through profit or loss are long-term investments in the form of shares in various start-up companies engaged in information and technology. The Group does not have significant influence in these start-up companies.

Investments in equity at fair value through profit or loss include Telkomsel's investment in PT Aplikasi Karya Anak Bangsa (“AKAB”).

On November 16, 2020, Telkomsel entered into agreements with AKAB for investing in the form of non-interest-bearing Convertible Bond (“CB”) amounting to US$150 million (equivalent to Rp2,116 billion as of December 31, 2020). The CB will mature on November 16, 2023. The contractual cash flows from the investment in CB held by Telkomsel are not solely payment of principal and interest on the principal amount outstanding, hence, the CB is classified as FVTPL. The preferred shares call option provides Telkomsel the right to purchase additional preferred shares of AKAB within 12-months after the effective date at the price of US$5,049 per share amounting to US$300 million. The preferred shares call option is a derivative and is accounted for at FVTPL.

On May 17, 2021, AKAB and PT Tokopedia officially merged to become PT GoTo Gojek Tokopedia (“GoTo”). This merger triggered the conversion event in CB agreements, where the CB were required to be converted into shares. Based on the CB agreements, GoTo paid the conversion amount to Telkomsel, and upon the receipt of the conversion amount Telkomsel immediately paid the conversion amount to GoTo in accordance with the Shares Subscription Agreement.

On May 18, 2021, Telkomsel entered the Shares Subscription Agreement to subscribe to the converted 29,708 GoTo shares amounted to US$150 million (equivalent to Rp2,110 billion) and exercised the call option to acquire an additional 59,417 GoTo shares amounted to US$300 million (equivalent to Rp4,290 billion).

Based on deed of amendment dated on October 19, 2021, GoTo carried out the stock split and Telkomsel’s shares in GoTo increased from 89,125 shares to 23,722,133,875 shares.

As of June 30, 2022, Telkomsel assessed the fair value of the investment in GoTo using the market value of Rp388 per share.

The total unrealized gain from changes in fair value of Telkomsel’s investment in GoTo as of June 30, 2022, amounted to Rp305 billion and was presented as unrealized gain arising from change of valuation of investment in the consolidated statement of profit or loss.

Investments in equity also included investments by MDI in several start-up entities engaged in the information and technology sector. The additional investments during the year by MDI amounted to Rp1,035 billion. These equity investments are classified as FVTPL.

The total unrealized loss from changes in fair value of MDI’s investment amounted to Rp5 billion as of June 30, 2022 and was presented as unrealized gain arising from change of valuation of investment in the consolidated statement of profit or loss.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

11.	LONG-TERM INVESTMENTS IN ASSOCIATES

The details of long-term investments in associates under equity method as of June 30, 2022 are as follows:

	June 30, 2022
	Percentage of ownership	Beginning balance	Share of Additions (deductions)	Share of net profit (loss)	Dividend	Share of other comprehensive income	Ending balance
Long-term investments
in associated
companies:
Jalin[a]	33.00	107	-	10	(11)	-	106
Finarya[b]	24.27	-	-	-	-	-	-
Others (each under IDR75 billion)[c]		32	-	(5)	-	1	28
Total long-term investments		139	-	5	(11)	1	134

Summarized financial information of the Group’s investments accounted for under the equity method as at and for the period ended June 30, 2022:

	Jalin	Finarya	Others
Statements of financial position
Current assets	296	1,287	1,416
Non-current assets	237	201	4,790
Current liabilities	(144)	(1,389)	(708)
Non-current liabilities	(8)	(42)	(4,779)
Equity (deficit)	381	57	719

Statements of profit or loss and other
comprehensive income
Revenues	201	76	727
Operating expenses	(171)	(332)	(539)
Other income (expenses) including
finance costs - net	9	6	(121)
Profit (loss) before tax	39	(250)	67
Income tax expense	(8)	(1)	(1)
Profit (loss) for the period	31	(251)	66
Other comprehensive income (loss)	-	-	-
Total comprehensive income (loss)
for the period	31	(251)	66

The details of long-term investments in associates under equity method as of December 31, 2021 are as follows:

	December 31, 2021
	Percentage of ownership	Beginning balance	Share of Additions (deductions)	Share of net profit (loss)	Dividend	Share of other comprehensive income	Ending balance
Long-term investments
in associated
companies:
Jalin[a]	33.00	89	-	25	(7)	0	107
Finarya[b]	24.27	87	-	(87)	-	-	-
Others (each under IDR75 billion)[c]		16	33	(16)	-	(1)	32

Total long-term investments		192	33	(78)	(7)	(1)	139

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

11.	LONG-TERM INVESTMENTS IN ASSOCIATES (continued)

Summarized financial information of the Group’s investments accounted for under the equity method as at and for the period ended December 31, 2021:

	Jalin	Finarya	Others
Statements of financial position
Current assets	239	1,779	1,248
Non-current assets	237	222	4,720
Current liabilities	(144)	(1,654)	(646)
Non-current liabilities	(8)	(35)	(4,618)
Equity	324	312	704

Statements of profit or loss and other
comprehensive income
Revenues	401	137	1,869
Operating expenses	(311)	(1,160)	(1,436)
Other income (expenses) including
finance costs - net	6	31	(106)
Profit (loss) before tax	96	(992)	327
Income tax benefit (expense)	(19)	11	(13)
Profit (loss) for the period	77	(981)	314
Other comprehensive income (loss)	1	4	(1)
Total comprehensive income (loss)
for the period	78	(977)	313

[a]	Jalin was previously a subsidiary. On June 19, 2019 the Group sold 67% of its shares to PT Danareksa (Persero) (“Danareksa”) amounted to Rp395 billion.

[b]

On January 21, 2019, Telkomsel established of PT Fintek Karya Nusantara ("Finarya”), a subsidiary, with an initial investment amounted to Rp25 billion and on February 22, 2019 Telkomsel transferred its assets amounted to Rp150 billion to Finarya. For this transaction, Telkomsel obtained 2,499 and 14,974 shares, respectively (equal to 100% ownership). Telkomsel with PT Mandiri Capital Indonesia, PT BRI Ventura Indonesia, PT BNI Sekuritas, PT Jasamarga Tollroad Operator, PT Dana Tabungan dan Asuransi Pegawai Negeri (Persero), PT Pertamina Retail, PT Kereta Commuter Indonesia (“KCI”), PT Asuransi Jiwasraya (Persero), and PT Danareksa Capital, entered in to shareholder agreement on July 31, 2019, October 31, 2019, and December 31, 2019 relating to the increase in issued and paid up capital made by each shareholder. On December 31, 2019, Telkomsel owned 48,530 shares or equivalent to 26.58% ownership.

On October 23, 2020 Finarya issued 13,632 series B shares, owned by Grab LA Pte Ltd (“Grab”) 11,237 shares, PT BRI Ventura Indonesia 943 shares, Mandiri Capital Indonesia 924 shares, Telkomsel 528 shares. This investment decreased Telkomsel’s ownership in PT Finarya, from previously 26.58% and diluted to 25.00%.

On March 8, 2021, PT Dompet Karya Anak Bangsa (“DKAB”) invested in Finarya. This investment diluted Telkomsel’s ownership in Finarya, from previously 25.00% to 24.33%. Since June 2021, Telkomsel’s investment in Finarya has been fully absorbed.

On December 23, 2021, Grab make additional investment in Finarya. This investment diluted Telkomsel’s ownership in Finarya, from previously 24.33% to 24.27%. As of June 30, 2022, the unrecognized share of loss amounting to Rp211 billion.

[c]	The unrecognized share in losses in other investments cumulatively as of June 30, 2022 and December 31, 2021 was amounting to Rp188 and Rp190 billion respectively.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

12.	PROPERTY AND EQUIPMENT

The details of property and equipment are as follows:

	December 31, 2021	Additions	Deductions	Reclassifications/ Translations	June 30, 2022
At cost:
Directly acquired assets
Land rights	1,821	-	-	2	1,823
Buildings	17,296	3	(1)	378	17,676
Leasehold improvements	1,477	28	(69)	31	1,467
Switching equipment	18,324	325	(11)	271	18,909
Telegraph, telex and data communication
equipment	1,583	-	-	-	1,583
Transmission installation and equipment	165,621	1,406	(2,052)	5,304	170,279
Satellite, earth station and equipment	10,528	26	-	24	10,578
Cable network	67,559	2,996	(4)	(390)	70,161
Power supply	22,035	114	(244)	639	22,544
Data processing equipment	19,258	143	(211)	637	19,827
Other telecommunication peripherals	9,121	318	-	20	9,459
Office equipment	2,352	65	(25)	46	2,438
Vehicles	537	7	(133)	19	430
Other equipment	47	1	-	4	52
Property under construction	2,950	8,063	-	(6,993)	4,020
Total	340,509	13,495	(2,750)	(8)	351,246

	December 31, 2021	Additions	Deductions	Reclassifications/ Translations	June 30, 2022
Accumulated depreciation and
impairment losses:
Directly acquired assets
Buildings	5,537	314	-	27	5,878
Leasehold improvements	1,163	60	(69)	-	1,154
Switching equipment	12,225	982	(11)	3	13,199
Telegraph, telex and data communication
equipment	1,582	-	-	-	1,582
Transmission installation and equipment	94,532	5,996	(1,946)	58	98,640
Satellite, earth station and equipment	5,199	367	-	(2)	5,564
Cable network	18,735	2,879	(4)	23	21,633
Power supply	15,874	863	(241)	(75)	16,421
Data processing equipment	14,130	857	(207)	95	14,875
Other telecommunication peripherals	4,330	857	-	20	5,207
Office equipment	1,866	126	(26)	12	1,978
Vehicles	270	17	(120)	8	175
Other equipment	40	1	-	4	45
Total	175,483	13,319	(2,624)	173	186,351
Net book value	165,026				164,895

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

12.	PROPERTY AND EQUIPMENT (continued)

The details of property and equipment are as follows:

	December 31, 2020	Additions	Deductions	Reclassifications/ Translations	December 31, 2021
At cost:
Directly acquired assets
Land rights	1,800	20	-	1	1,821
Buildings	16,137	197	(5)	967	17,296
Leasehold improvements	1,410	45	(35)	57	1,477
Switching equipment	17,506	1,112	(1,223)	929	18,324
Telegraph, telex and data communication
equipment	2,012	-	-	(429)	1,583
Transmission installation and equipment	159,196	3,829	(3,479)	6,075	165,621
Satellite, earth station and equipment	10,423	359	(15)	(239)	10,528
Cable network	60,796	8,722	(33)	(1,926)	67,559
Power supply	20,988	303	(390)	1,134	22,035
Data processing equipment	17,663	250	(314)	1,659	19,258
Other telecommunication peripherals	7,513	1,646	-	(38)	9,121
Office equipment	2,125	205	(57)	79	2,352
Vehicles	551	34	(43)	(5)	537
Other equipment	68	6	-	(27)	47
Property under construction	2,524	13,613	(29)	(13,158)	2,950
Total	320,712	30,341	(5,623)	(4,921)	340,509

Accumulated depreciation and
impairment losses:
Directly acquired assets
Buildings	4,872	652	(2)	15	5,537
Leasehold improvements	1,061	132	(30)	-	1,163
Switching equipment	11,621	1,871	(1,223)	(44)	12,225
Telegraph, telex and data communication
equipment	1,582	-	-	-	1,582
Transmission installation and equipment	87,991	11,554	(3,227)	(1,786)	94,532
Satellite, earth station and equipment	4,412	743	(16)	60	5,199
Cable network	15,978	4,210	(11)	(1,442)	18,735
Power supply	14,757	1,546	(383)	(46)	15,874
Data processing equipment	12,780	1,708	(301)	(57)	14,130
Other telecommunication peripherals	2,885	1,492	-	(47)	4,330
Office equipment	1,574	357	(57)	(8)	1,866
Vehicles	229	71	(26)	(4)	270
Other equipment	47	4	-	(11)	40
Total	159,789	24,340	(5,276)	(3,370)	175,483
Net book value	160,923				165,026

a.	Gain on sale of property and equipment

	2022	2021
Proceeds from sale of property and equipment	296	377
Net book value	(109)	(15)
Gain on disposal or sale of property and equipment	187	362

b.	Others

(i)	During 2021, the CGUs that independently generate cash inflows are fixed wireline, cellular, and others. Management believes that there is no indication of impairment in the assets of such CGUs as of December 31, 2021.

(ii)	Interest capitalized to property under construction amounted to Rp25 billion and Rp88 billion for the six months period ended June 30, 2022 and 2021, respectively. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization ranged from 4.20% to 5.54% and 0.80% to 11.00% for the six months period ended June 30, 2022 and 2021, respectively.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

12.	PROPERTY AND EQUIPMENT (continued)

b.	Others (continued)

(iii)	No foreign exchange loss was capitalized as part of property under construction for the six months period ended June 30, 2022 and for the year ended December 31, 2021.

(iv)	During the six months period ended June 30, 2022 and 2021, the Group obtained proceeds from the insurance claim on lost and broken property and equipment, with a total value of Rp135 billion and Rp94 billion, respectively, and were recorded as part of “Other Income - net” in the consolidated statements of profit or loss and other comprehensive income. During the six months period ended June 30, 2022 and 2021, the net carrying values of those assets of Rp122 billion and Rp15 billion, respectively, were charged to the consolidated statements of profit or loss and other comprehensive income.

(v)	In 2020, the estimated useful lives of towers in Indonesia were changed from 20 to 30 years. The impact of reduction in the depreciation expense for the years ended December 31, 2021, amounted to Rp641 billion. Towers are presented as part of transmission installation and equipment.

(vi)	As of June 30, 2022 and December 31, 2021, the equipment units of Telkomsel with the carrying amount of Rp6 billion and Rp818 billion, respectively, to be exchanged, and therefore the equipment units were reclassified as assets held for sale in the consolidated statement of financial position. For the six months period ended June 30, 2022 and for the year ended December 31, 2021, the equipment units of Telkomsel with the net carrying amount of Rp1,070 billion and Rp258 billion, respectively, had been exchanged with equipment units of PT ZTE Indonesia. There is no provision for impairment of assets held for sale as of June 30, 2022 and December 31, 2021.

(vii)	In 2021, the Company decided to discontinue the use of MSAN assets and accelerate the depreciation of the MSAN assets, which fully depreciated as of June 30, 2022. The impact of accelerated depreciation of MSAN assets for the six months period ended June 30, 2022 and for the year ended December 31, 2021 amounted to Rp1,494 billion and Rp1,603 billion, respectively. MSAN assets are presented as part of cable network.

(viii)	The Group owns several pieces of land located throughout Indonesia with Right to Build (“Hak Guna Bangunan” or “HGB”) for a period of 10-50 years which will expire between 2022 and 2071. Management believes that there will be no issue in obtaining the extension of the land rights when they expire.

(ix)	As of June 30, 2022 and December 31, 2021, the Group’s property and equipment excluding land rights. With net carrying amount of Rp153,116 billion and Rp161,287 billion, respectively, were insured againts fire, theft, earthquake and other specified risks, including business interruption, under blanket policies totalling Rp29,194 billion and Rp29,601 billion, US$Nil, HK10 million and HK8 million, SG$337 million and SG$360 million, and MYR54 million and MYR72 million, respectively, and first loss basis amounted to Rp2,750 billion, respectively. Management believes that the insurance coverage is adequate to cover potential lossess from the insured risks.

(x)	As of June 30, 2022 and December 31, 2021, the percentage of completion of property under construction was approximately 55.37% and 75.63% respectively, of the total contract value, with estimated dates of completion until February 2025, respectively. The balance of property under construction mainly consist of buildings, transmission installation and equiptment, cable network amd power supply. Management believes that there is no impediment to the completion of the construction in progress.

(xi)	As of June 30, 2022 and December 31, 2021, all assets owned by the Company have been pledged as collateral for bonds (Note 20b.i), while certain property and equipment of the Company’s subsidiaries with gross carrying value amounting to Rp16,912 billion and
Rp22,939 billion, respectively, have been pledged as collateral under lending agreements (Notes 19a, 20c, and 20d).

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

12.PROPERTY AND EQUIPMENT (continued)

b.	Others (continued)

(xii)	As of June 30, 2022 and December 31, 2021, the cost of fully depreciated property and equipment of the Group that are still used in operations amounted to Rp70,072 billion and Rp67,355 billion, respectively. The Group is currently performing modernization of network assets to replace the fully depreciated property and equipment.

(xiii)	In 2021, the total fair values of land rights and buildings of the Group, which are determined based on the sale value of the tax object (Nilai Jual Objek Pajak or “NJOP”) of the related land rights and buildings, amounted to Rp45,604 billion.

13.RIGHT OF USE ASSETS

The carrying amounts of right of use assets recognized and the movement during the period:

	December 31,			Reclassifications/	June 30,
	2021	Additions	Deductions	translations	2022
At cost:
Land rights	5,401	491	(369)	(0)	5,523
Buildings	1,074	37	(68)	(8)	1,035
Transmission Installation		-	-	-
and equipments	19,061	2,633	(3,507)	-	18,187
Power supply	574	-	(245)	-	329
Vehicles	622	69	(50)	(17)	624
Others	69	1	(30)	-	40
Total	26,801	3,231	(4,269)	(25)	25,738

Accumulated amortization:
Land rights	(1,399)	(447)	126	1	(1,719)
Buildings	(345)	(103)	54	7	(387)
Transmission Installation	-	-	-	-
and equipments	(5,941)	(1,810)	883	-	(6,868)
Power supply	(412)	(77)	134	56	(299)
Vehicles	(212)	(90)	28	17	(257)
Others	(23)	(13)	4	25	(7)
Total	(8,332)	(2,540)	1,229	106	(9,537)
Net book value	18,469				16,201

The carrying amounts of right of use assets recognized and the movement during the period (continued):

	December 31,			Reclassifications/	December 31,
	2020	Additions	Deductions	translations	2021
At cost:
Land rights	4,863	968	(535)	105	5,401
Buildings	734	532	(193)	1	1,074
Transmission installation
and equipment	16,072	4,341	(1,377)	25	19,061
Power supply	641	17	(84)	-	574
Vehicles	676	82	(136)	(0)	622
Others	29	49	(73)	64	69
Total	23,015	5,989	(2,398)	195	26,801

Accumulated
amortization:
Land rights	(763)	(955)	319	(0)	(1,399)
Buildings	(166)	(346)	163	4)	(345)
Transmission installation
and equipment	(3,160)	(3,283)	502	(0)	(5,941)
Power supply	(200)	(296)	84	-	(412)
Vehicles	(141)	(197)	128	(2)	(212)
Others	(19)	(29)	43	(18)	(23)
Total	(4,449)	(5,106)	1,239	(16)	(8,332)
Net book value	18,566				18,469

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

13.RIGHT OF USE ASSETS

The carrying amounts of the lease liabilities and the movements are as follows:

	June 30, 2022	December 31, 2021

Balance, January 1,	16,427	15,617
Additions	1,406	6,567
Deductions	(5,127)	(5,797)
Balance	12,706	16,387
Current maturities	(4,224)	(5,961)
Long-term portion	8,482	10,426

Maturity analysis of lease payments are as follows:

Years	June 30, 2022
2023	5,670
2024	957
2025	2,169
2026	2,009
2027	1,807
Thereafter	5,282
Total lease payments	17,894
Interest	(5,188)
Net present value of lease payments	12,706
Current maturities	(4,224)
Long-term portion	8,482

The Group leases several assets including land rights, building, transmission installation and equipments, power supply, vehicles, and other equipments used in its operations, which generally have lease term between 1 and 30 years.

The Group also has certain leases with lease terms of twelve months or less and low-value leases. The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases. There are no lease contracts with variable lease payments. Detail of short-term and low-value lease expenses are as follows:

	2022	2021
Short-term lease expense	1,398	2,125
Low-value assets lease expense	31	28
	1,429	2,153

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

14.	OTHER NON-CURRENT ASSETS

The breakdown of other non-current assets is as follows:

	June 30, 2022	December 31, 2021
Prepaid frequency license fees -
net of current portion (Note 36c.i)	1,427	1,572
Claims for tax refund - net of current portion (Note 28b)	676	1,488
Advances for purchases of property and equipment	538	868
Prepaid expenses	510	454
Security deposits	73	102
Prepaid taxes - net of current portion (Note 28a)	-	601
Others (each below Rp75 billion)	441	446
Total	3,665	5,531

15.INTANGIBLE ASSETS

The details of intangible assets are as follows:

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2022	1,492	17,458	174	1,512	20,636
Additions	-	1,352	-	21	1,373
Deductions	-	(307)	-	-	(307)
Reclassifications/translations	-	(38)	2	-	(36)
Balance, June 30, 2022	1,492	18,465	176	1,533	21,666
Accumulated amortization and impairment losses:
Balance, January 1, 2022	(402)	(11,714)	(125)	(889)	(13,130)
Amortization	-	(1,010)	(10)	(50)	(1,070)
Deductions	-	50	-	-	50
Reclassifications/translations	-	(6)	-	1	(5)
Balance, June 30, 2022	(402)	(12,680)	(135)	(938)	(14,155)
Net book value	1,090	5,785	41	595	7,511

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2021	1,428	14,688	94	1,474	17,684
Additions	64	2,938	80	11	3,093
Deductions	-	(19)	-	-	(19)
Reclassifications/translations	-	(149)	-	27	(122)
Balance, December 31, 2021	1,492	17,458	174	1,512	20,636
Accumulated amortization and impairment losses:
Balance, January 1, 2021	(125)	(9,863)	(94)	(756)	(10,838)
Amortization	-	(1,828)	(31)	(143)	(2,002)
Impairment	(277)	-	-	-	(277)
Deductions	-	11	-	-	11
Reclassifications/translations	-	(34)	-	10	(24)
Balance, December 31, 2021	(402)	(11,714)	(125)	(889)	(13,130)
Net book value	1,090	5,744	49	623	7,506

(i)	Goodwill resulted from the acquisition of Sigma (2008), Admedika (2010), data center PT Bina Data Mandiri (“BDM”) (2012), Contact Centres Australia Pty. Ltd. (2014), PT Media Nusantara Data Global (“MNDG”) (2015), Melon and PT Griya Silkindo Drajatmoerni (“GSDm”) (2016), TSGN and Nutech (2017), SSI, CIP, and Telin Malaysia (2018), PST (2019), and Digiserve (2021).

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

15.	INTANGIBLE ASSETS (continued)

(ii)	As of December 31, 2021, the impairment of goodwill arising from the acquisition of Contact Centres Australia Pty. Ltd., SSI and Telin Malaysia amounted to Rp37 billion, Rp179 billion, and Rp61 billion, respectively. The impairment losses are presented as part of "Depreciation and amortization expenses” in the consolidated statements of profit or loss and other comprehensive income.

(iii)	The amortization is presented as part of “Depreciation and amortization expenses” in the consolidated statements of profit or loss and other comprehensive income. The remaining amortization periods of software range for the periods ended June 30, 2022 and December 31, 2021, are from 1-6 years, respectively.

(iv)	As of June 30, 2022 and December 31, 2021, the cost of fully amortized intangible assets that are still used in operations amounted to Rp8,544 billion and Rp7,910 billion, respectively.

16.	TRADE PAYABLES

The breakdown of trade payables is as follows:

	June 30, 2022	December 31, 2021
Related parties
Purchases of equipments, materials, and services	322	385
Payables to other telecommunication providers	202	112
Sub-total	524	497

Third parties
Purchases of equipments, materials, and services	10,763	12,806
Payables to other telecommunication providers	2,465	2,538
Radio frequency usage charges, concession fees,
and Universal Service Obligation (“USO”) charges	1,262	1,329
Sub-total	14,490	16,673
Total	15,014	17,170

Trade payables by currency are as follows:
	June 30, 2022	December 31, 2021
Rupiah	13,090	15,584
U.S. Dollar	1,877	1,506
Others	47	80
Total	15,014	17,170

Terms and conditions of the above financial liabilities:

a.	The Group’s trade payables are non-interest bearing and are normally settled on 1 year term.
b.	Refer to Note 33 for details on related party transactions.
c.	Refer to Note 38b.v for the Group’s liquidity risk management.

17.ACCRUED EXPENSES

The breakdown of accrued expenses is as follows:

	June 30, 2022	December 31, 2021
Operation, maintenance,
and telecommunication services	8,859	8,978
General, administrative, and marketing expenses	2,907	2,583
Salaries and benefits	2,707	4,180
Interest and bank charges	212	144
Total	14,685	15,885

Refer to Note 33 for details of related party transactions.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

18.	CONTRACT LIABILITIES

a.	Current portion

	June 30, 2022	December 31, 2021
Advances from customers for Mobile	3,963	4,155
Advances from customers for WIB	1,400	1,138
Advances from customers for Enterprise	982	1,161
Advances from customers for Consumer	214	185
Others (each other below Rp75 billion)	176	156
Total	6,735	6,795

b.	Non-current portion

	June 30, 2022	December 31, 2021
Advances from customers for Consumer	874	787
Advances from customers for WIB	387	450
Advances from customers for Enterprise	68	39
Others	35	7
Total	1,364	1,283

Refer to Note 33 for details of related party transactions.

19.	SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS

a.	Short-term bank loans

		June 30, 2022		December 31, 2021
		Outstanding		Outstanding
Lenders	Currency	Foreign currency (in millions)	Rupiah equivalent	Foreign currency (in millions)	Rupiah equivalent
Related parties
Bank Mandiri	Rp	-	8,241	-	550
BNI	Rp	-	1,029	-	1,028
Sub-total			9,270		1,578
Third parties
MUFG Bank	Rp	-	3,574	-	1,853
HSBC	Rp	-	2,913	-	1,937
Bank of China	Rp	-	1,000	-	-
Citibank	Rp	-	500	-	-
BCA	Rp	-	500	-	350
DBS	Rp	-	475	-	545
Bank Permata	Rp	-	400	-	-
PT Bank UOB Indonesia
("UOB Indonesia")	Rp	-	300	-	400
Others (each below Rp75 billion)	Rp	-	18	-	19
Sub-total			9,680		5,104
Total			18,950		6,682

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

19.	SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS (continued)

a.	Short-term bank loans (continued)

Other significant information relating to short-term bank loans as of June 30, 2022 is as follows:

	Borrower	Currency	Total facility (in billions)	Maturity date	Interest rate	Interest rate per annum	Security**
Mandiri
2021	Nutech. Telkomsel	Rp	4,050	November 7, 2022 - May 13, 2023	Monthly, Quarterly	4.06% - 9.00%	Trade receivables and property and equipment
2020 - 2022	the Company, Finnet	Rp	3,500	July 7, 2022 – September 26, 2022	Monthly	1 month JIBOR + 0.00% - 1.50%	None
BNI
2014	Sigma[a]	Rp	275	July 22, 2022	Monthly	8.50%	Trade receivables, property and equipment, and inventory
2017 - 2021	Infomedia[b], Metranet, Telkom Infra	Rp	1,135	February 18, 2023 - June 6, 2023	Monthly	1 month JIBOR + 2.10% - 2.50%	Trade receivables
MUFG Bank
2018 - 2022	the Company, Infomedia, Metra, GSD, Telkom Infra, Telkomsel, Mitratel	Rp	4,730	July 25, 2022 – January 31, 2023	Monthly	1 month JIBOR + 0.50% - 3.95%	None
HSBC
2014	Sigma[c,h]	Rp	400	July 14, 2022	Monthly	Under BLR 7.40%	Trade receivables
2018 - 2020	the Company, Sigma[g], Metra, PINS, Metranet, Telkomsat, GSD, Melon	Rp	3,397	July 22, 2022 – December 31, 2022	Monthly, Quarterly	1 month JIBOR + 0.80% - 0.90% 3 month JIBOR + 0.20% - 1.00%	None
Bank of China
2020	the Company	Rp	1,000	July 14, 2022	Monthly	1 month JIBOR + 0.70%	None
Citibank
2020	the Company	Rp	500	July 14, 2022	Monthly	1 month JIBOR + 0.60%	None
BCA
2021	Telkomsel	Rp	500	December 3, 2022	Monthly	3.40%	None
DBS
2018	Telkom Infra, Infomedia	Rp	600	July 31, 2022	Monthly	1 month JIBOR + 1.20%	None
Bank Permata
2020	the Company	Rp	400	July 25, 2022	Quarterly	3 month JIBOR + 0.60%	None
UOB Indonesia
2016	Finnet[f]	Rp	500	July 28, 2022	Monthly	1 month JIBOR + 1.75%	None

*	In original currency
**	Refer to Note 5, Note 7 and Note 12 for details of trade receivables,inventory and property and equipment pledged as collateral.
[a]	Based on the latest amendment on April 23, 2019.
[b]	Based on the latest amendment on March 28, 2018 and July 6, 2018.
[c]	Based on the latest amendment on July 16, 2018 and November 17, 2021
[d]	Based on the latest amendment on December 5, 2018.
[e]	Facility in U.S. Dollar. Withdrawal can be executed in U.S. Dollar and Rupiah.
[f]	Based on the latest amendment on December 11, 2020.
[g]	Based on the latest amendment on April 23, 2021.
[h]	Unsettled loan will be automatically extended.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

19.	SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS (continued)

a.	Short-term bank loans (continued)

On April 23, 2021, the Company, Sigma, and Melon entered into a credit agreement amendment with HSBC with total facilities amounting to Rp947 billion. As of June 30, 2022, the unused facilities amounted to Rp117 billion.

On August 26, 2021, the Company entered into a credit agreement amendment with Bank Permata with total facilities amounting to Rp400 billion. As of June 30, 2022, all facilities had been used.

On September 10, 2021, the Company, Infomedia, and Telkom Infra entered into a credit agreement amendment with DBS with total facilities amounting to Rp750 billion. As of June 30, 2022, the unused facilities amounted to Rp275 billion.

On October 14, 2021, the Company, Metra, MD Media, Metranet, Telkomsat, and GSD entered into a credit agreement amendment with HSBC with total facilities amounting to Rp1,000 billion. As of June 30, 2022, the unused facilities amounted to Rp21 billion.

On October 22, 2021, the Company entered into a credit agreement amendment with Bank of China with total facilities amounting to Rp1,000 billion. As of June 30, 2022, all facilities had been used.

On October 29, 2021, the Company, Metra, and Infomedia entered into a credit agreement amendment with MUFG Bank with total facilities amounting to Rp400 billion. As of June 30, 2022, the unused facilities amounted to Rp195 billion.

On October 29, 2021, the Company,  Infomedia, MD Media, and Telkom Infra entered into a credit agreement amendment with MUFG Bank with total facilities amounting to Rp1,560 billion. As of June 30, 2022, the unused facilities amounted to Rp320 billion.

On October 29, 2021, the Company and GSD entered into a credit agreement amendment with MUFG Bank with total facilities amounting to Rp900 billion. As of June 30, 2022, the unused facilities amounted to Rp521 billion.

On December 24, 2021, the Company entered into a credit agreement amendment with Citibank with total facilities amounting to Rp500 billion. As of June 30, 2022, all facilities had been used.

On April 11, 2022, the Company and Telkom Infra entered into a credit agreement amendment with BNI with total facilities amounting to Rp735 billion. As of June 30, 2022, the unused facilities amounted to Rp44 billion.

On June 21, 2022, the Company entered into a credit agreement with Maybank with total facilities amounting to Rp1,000 billion. As of June 30, 2022, all facilities has not been used.

On June 22, 2022, the Company entered into a credit agreement with Bank Mandiri with total facilities amounting to Rp3,000 billion. As of June 30, 2022, all facilities had been used.

On June 28, 2022, the Company entered into a credit agreement amendment with HSBC with total facilities amounting to Rp800 billion. As of June 30, 2022, all facilities had been used.

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as limitation that the Company must have a majority shareholding of at least 51% of the subsidiaries and maintaining financial ratios. As of December 31, 2021, the Group obtained a waivers from lenders to not demand the loan payment as a result of the breach of covenants for Telkom Infra and Sigma. The waivers from BNI, DBS, and HSBC were received on November 29, 2021, December 30, 2021, and December 31, 2021, respectively. As of June 30, 2022, the Group has complied with all covenants or restrictions except for certain loan.

The credit facilities were obtained by the Group for working capital purposes.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

19.	SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS (continued)

b.	Current maturities of long-term borrowings

	Notes	June 30, 2022	December 31, 2021
Two-step loans	20a	112	138
Bonds	20b	-	2,200
Bank loans	20c	8,175	6,311
Other borrowings	20d	942	1,041
Total		9,229	9,690

20.	LONG-TERM LOANS AND OTHER BORROWINGS

	Notes	June 30, 2022	December 31, 2021
Two-step loans	20a	139	217
Bonds	20b	4,793	4,793
Bank loans	20c	27,510	29,745
Other borrowings	20d	843	1,564
Total		33,285	36,319

Scheduled principal payments as of June 30, 2022 are as follows:

	Year
	Notes	Total	2023	2024	2025	2026	Thereafter
Two-step loans	20a	139	55	84	-	-	-
Bonds	20b	4,793	-	-	2,098	-	2,695
Bank loans	20c	27,510	3,912	6,993	6,601	4,777	5,227
Other borrowings	20d	843	481	362	-	-	-
Total		33,285	4,448	7,439	8,699	4,777	7,922

a.	Two-step loans

Two-step loans are unsecured loans obtained by the Government from overseas banks which are then re-loaned to the Company. Loans obtained up to July 1994 are payable in Rupiah based on the exchange rate at the date of drawdown. Loans obtained after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

		June 30, 2022		December 31, 2021
		Outstanding		Outstanding
		Foreign currency	Rupiah	Foreign currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Overseas banks	Yen	1,920	210	2,304	285
	US$	-	-	1	14
	Rp	-	41	-	56
Total			251		355
Current maturities (Note 19b)			(112)		(138)
Long-term portion			139		217

Lenders	Currency	Principal payment schedule	Interest payment period	Interest rate per annum
Overseas banks	Yen	Semi-annually	Semi-annually	2.95%
	Rp	Semi-annually	Semi-annually	7.125%

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

20.	LONG-TERM LOANS AND OTHER BORROWINGS (continued)

a.	Two-step loans (continued)

The loans were intended for the development of telecommunications infrastructure and supporting telecommunications equipment. The loans will be settled semi-annually and due on various dates until 2024.

The Company had used all facilities under the two-step loans program since 2008 and the withdrawal period for the two-step loan has ended.

Under the loan covenants, the Company is required to maintain financial ratios as follows:

i.	Projected net revenue to projected debt service ratio should exceed 1.2:1 for the two-step loans originating from Asian Development Bank (“ADB”).
ii.	Internal financing (earnings before depreciation and finance costs) should exceed 20% compared to annual average capital expenditures for loans originating from the ADB.

As of June 30, 2022, the Company has complied with the above-mentioned ratios.

b.	Bonds

		June 30, 2022	December 31, 2021
Bonds	Currency	Outstanding	Outstanding
Bonds
2015
Series A	Rp	-	2,200
Series B	Rp	2,100	2,100
Series C	Rp	1,200	1,200
Series D	Rp	1,500	1,500
Total		4,800	7,000
Unamortized debt issuance cost		(7)	(7)
Total		4,793	6,993
Current maturities (Note 19b)		-	(2,200)
Long-term portion		4,793	4,793

i.	Bonds

2015

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series A	2,200	The Company	IDX	June 23, 2015	June 23, 2022	Quarterly	9.93%
Series B	2,100	The Company	IDX	June 23, 2015	June 23, 2025	Quarterly	10.25%
Series C	1,200	The Company	IDX	June 23, 2015	June 23, 2030	Quarterly	10.60%
Series D	1,500	The Company	IDX	June 23, 2015	June 23, 2045	Quarterly	11.00%
Total	7,000

The bonds are not secured by specific security but by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 12b.x). The underwriters of the bonds are Bahana, PT BRI Danareksa Sekuritas, PT Mandiri Sekuritas, and PT Trimegah Sekuritas Indonesia, Tbk. and the trustee is Bank Permata. The Company received the proceeds from the issuance of bonds on June 23, 2015.

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of wave broadband, backbone, metro network, regional metro junction, information technology application and support, and acquisition of some domestic and international entities.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

20.	LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.	Bonds (continued)

i.	Bonds (continued)

2015 (continued)

As of June 30, 2022, the rating of the bonds issued by Pefindo is idAAA (Triple A).

Based on the Indenture Trusts Agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

(a)	Debt to equity ratio should not exceed 2:1.
(b)	EBITDA to interest ratio should not be less than 4:1.
(c)	Debt service coverage is at least 125%.

As of June 30, 2022, the Company has complied with the above-mentioned ratios.

c.	Bank loans

		June 30, 2022		December 31, 2021
		Outstanding		Outstanding
		Foreign		Foreign
		currency	Rupiah	currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Related parties
BNI	Rp	-	8,308	-	7,500
Bank Mandiri	Rp	-	5,810	-	7,374
BRI	Rp	-	1,637	-	2,223
BSI	Rp	-	1,528	-	533
Sub-total			17,283		17,630
Third parties
BCA	Rp	-	10,327	-	8,651
DBS	Rp	-	3,500	-	3,887
MUFG Bank	Rp	-	1,462	-	1,972
Bank Permata	Rp	-	1,125	-	1,188
HSBC	Rp	-	750	-	750
Syndication of banks	Rp	-	92	-	350
	US$	20	303	24	338
Bank CIMB Niaga	Rp	-	227	-	194
	US$	4	58	0	5
UOB Singapore	US$	18	260	22	314
PT Bank ANZ Indonesia ("Bank ANZ")	Rp	-	242	-	286
BTPN	Rp	-	59	-	84
PT Bank ICBC Indonesia ("ICBC")	Rp	-	45	-	68
Bank of China	Rp	-	-	-	400
Others (each below Rp75 billion)	MYR	11	35	11	36
Sub-total			18,485		18,523
Total			35,768		36,153
Unamortized debt issuance cost			(83)		(97)
			35,685		36,056
Current maturities (Note 19b)			(8,175)		(6,311)
Long-term portion			27,510		29,745

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

20.	LONG-TERM LOANS AND OTHER BORROWINGS (continued)
c.	Bank loans (continued)

Other significant information relating to bank loans as of June 30, 2022 is as follows:

	Borrower	Currency	Total facility (in billions)*	Current period payment (in billions)*	Principal payment schedule	Interest Payment period	Interest rate per annum	Security**
BNI
2018	GSD	Rp	182	16	2020 - 2024	Monthly	8.75%	Trade receivables
2013 - 2021	The Company, GSD, TLT, Sigma, Mitratel, Telkomsel	Rp	12,655	1,526	2016 - 2033	Monthly, Quarterly	1 month JIBOR + 0.05% - 2.50%; 3 months JIBOR + 1.70% - 2.25%	Trade receivables, inventory, and property and equipment
Bank Mandiri
2018	Balebat	Rp	25	0	2018 - 2022	Monthly	9.00%	Trade receivables, inventory, and property and equipment
2017 - 2021	The Company, GSD, Mitratel, Telkomsel	Rp	10,693	564	2019 - 2027	Quarterly	3 months JIBOR + 1.00% - 1.85%	None
BRI
2017 - 2019	The Company	Rp	2,500	227	2019 - 2026	Quarterly	3 months JIBOR + 1.70% - 1.85%	None
BSI
2019 - 2021	SSI, Telkomsel	Rp	1,560	506	2019 - 2025	Monthly	3.50% - 10.00%	Property and equipment
BCA
2022	Telkomsel	Rp	500	-	2020 - 2024	Monthly	340%	None
2020 - 2021	The Company, PST, Mitratel	Rp	10,511	565	2020 - 2028	Quarterly, Semi-annually	3 months JIBOR + 1.50% - 1.75%	Trade receivables and property and equipment
DBS
2021	Mitratel	Rp	3,500	-	2023 - 2028	Semi-annually	3 months JIBOR + 1.70%	Property and equipment
MUFG Bank
2018 - 2021	Mitratel	Rp	2,300	223	2018 - 2028	Quarterly	3 months JIBOR + 1.43% - 2.40%	Property and equipment
Bank Permata
2020 - 2021	Mitratel	Rp	1,250	62	2021 - 2028	Semi-annually	3 months JIBOR + 1.50% - 2.40%	Property and equipment
HSBC
2021	Mitratel	Rp	750	-	2023 - 2028	Semi-annually	3 months JIBOR + 1.50%	Property and equipment
Syndication of banks
2021	the Company	Rp	5,000	8	2022 - 2028	Quarterly	3 months JIBOR + 2.5%	None
2018	Telin	US$	0.09	0.003	2019 - 2025	Semi-annually	6 months LIBOR + 1.25%	None

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

20.LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)

Other significant information relating to bank loans as of June 30, 2022 is as follows (continued):

	Borrower	Currency	Total facility (in billions)*	Current period payment (in billions)*	Principal payment schedule	Interest payment period	Interest rate per annum	Security**
Bank CIMB
Niaga
2019	GSD, PINS	Rp	500	18	2020 - 2025	Quarterly	3 months JIBOR + 1.95%	None
2021 - 2022	Telin	US$	0.080	-	2024 - 2030	Semi-annually	3 months JIBOR + 1.70% - 1.82%	None
UOB Singapore
2018	Telin	US$	0.049	0.005	2019 - 2024	Semi-annually	6 months LIBOR + 1.25%	None
ANZ
2015	GSD, PINS	Rp	440	44	2020 - 2025	Quarterly	3 months JIBOR + 1.40%	None
BTPN
2019 - 2020	Telin, Admedika	Rp	189	11	2020 - 2025	Quarterly	3 months JIBOR + 1.435% - 2.00%	None
ICBC
2017	GSD	Rp	272	23	2017 - 2024	Quarterly	3 months JIBOR + 2.36%	Trade receivables and property and equipment

**In original currency

**	Refer to Note 5, note 7, and Note 12 for details of trade receivables, inventories, and property and equipment pledged as collateral.
[a]

Telkomsel has no collateral for its bank loans, or other credit facilities. The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of covenants and negative covenants as well as financial and other covenants, which include, among other things, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. As of June 30, 2022, Telkomsel has complied with the above covenants.

On March, 24, 2017, the Company, Mitratel, Sigma, GSD, and Telin entered into several credit agreements with BRI, BNI, and Bank Mandiri with total facilities amounting to Rp1,000 billion, Rp2,005 billion and Rp1,500 billion, respectively. As of June 30, 2022, the unused facility for Bank Mandiri amounted to Rp5 billion.

On February 26, 2018, the Company entered into a credit agreement with Bank Mandiri with total facilities amounting to Rp775 billion. As of June 30, 2022, all facilities had been used.

On February 26, 2018, the Company entered into a credit agreement with BNI with total facilities amounting to Rp825 billion. As of June 30, 2022, all facilities had been used.

On March 27, 2018 and May 23, 2019, the Company and Mitratel entered into several credit agreements with MUFG Bank and BRI with total facilities amounting to Rp800 billion and Rp200 billion, respectively. As of June 30, 2022, all facilities had been used.

On January 15, 2019, the Company, Infomedia, Telin, Telkom Infra, Telkomsat, and Sigma entered into a credit agreement with BTPN with total facilities amounting to Rp628 billion. As of June 30, 2022, the unused facility for BTPN amounted to Rp538 billion.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

20.	LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)

On May 23, 2019, the Company entered into a credit agreement with BRI with total facilities amounting to Rp2,000 billion. As of June 30, 2022, all facilities had been used.

On June 19, 2019, the Company and Mitratel entered into credit agreements with BNI with total facilities amounting to Rp2,160 billion and Rp840 billion, respectively. As of June 30, 2022, all facilities had been used.

On March 12, 2020, the Company, GSD, and PINS entered into a credit agreement amendment with Bank ANZ with total facilities amounting to Rp240 billion and Rp200 billion, respectively. As of June 30, 2022, all facilities had been used.

On November 16, 2020, the Company, Mitratel, and GSD entered into a credit agreement amendment with Bank Mandiri with total facilities amounting to Rp1,400 billion, Rp1,113 billion, and Rp200 billion, respectively. As of June 30, 2022, the unused facility for Bank Mandiri amounted to Rp136 billion.

On December 4, 2020, the Company and Admedika entered into a credit agreement with BTPN with total facilities amounting to Rp1,500 billion, respectively. As of June 30, 2022, the unused facility for BTPN amounted to Rp1,480 billion.

On January 18, 2021, the Company entered into a credit agreement with BRI with total facilities amounting to Rp1,000 billion. As of June 30, 2022, the facilities has not been used.

On January 28, 2021, the Company entered into a credit agreement with Syndication of banks (Bank Mandiri and BNI) with total facilities amounting to Rp5,000 billion. As of June 30, 2022, the unused facility for Syndication of banks ampunted to Rp4,900 billion.

On October 28, 2021, the Company entered into a credit agreement with BCA with total facilities amounting to Rp6,000 billion. As of June 30, 2022, all facilities had been used.

On November 17, 2021, the Company entered into a credit agreement with Bank Mandiri with total facilities amounting to Rp2,400 billion. As of June 30, 2022, all facilities had been used.

On November 22, 2021, the Company, PINS, and GSD entered into a credit agreement amendments with Bank CIMB Niaga with total facilities amounting to Rp500 billion, Rp300 billion, and Rp200 billion, respectively. As of June 30, 2022, the unused facility for Bank CIMB Niaga amounted to Rp679,6 billion.

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as dividend distribution, obtaining new loans, and maintaining financial ratios. As of December 31, 2021, the Group obtained waiver from lenders for the non-fulfillment financial ratios in Telkom Infra, Sigma and GSD. The waivers from BNI, BCA, DBS, HSBC, Bank Mandiri, and ICBC were received on November 29, 2021, December 16, 2021, December 15, 2021, December 22, 2021, December 30, 2021, and December 31, 2021. As of June 30, 2022, the Group has complied with all covenants or restrictions except for certain loan.

The credit facilities were obtained by the Group for working capital purposes and investment purposes.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

20.	LONG-TERM LOANS AND OTHER BORROWINGS (continued)

d.	Other borrowings

		Outstanding
Lenders	Currency	June 30, 2022	December 31, 2021
PT Sarana Multi Infrastruktur	Rp	1,787	2,609
Unamortized debt issuance cost		(2)	(4)
Total		1,785	2,605
Current maturities (Note 19b)		(942)	(1,041)
Long-term portion		843	1,564

Other significant information relating to other borrowings as of June 30, 2022 is as follows:

	Borrower	Currency	Total facility (in billions)	Current period payment (in billions)	Principal payment schedule	Interest rate per annum	Security
PT Sarana Multi
Infrastruktur
November 14, 2018	The Company	Rp	1,000	110	Semi-annually (2019 - 2023)	3 months JIBOR + 1.75%	None
March 29, 2019	The Company	Rp	2,836	350	Semi-annually (2020 - 2024)	3 months JIBOR + 1.75%	None
March 29, 2019	Telkomsat	Rp	164	11	Semi-annually (2020 - 2024)	3 months JIBOR + 1.75%	None

Under the agreement, the Company and Telkomsat are required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

(a)	Debt to equity ratio should not exceed 2:1
(b)	Net debt to EBITDA ratio should not exceed 4:1
(c)	Minimal debt service coverage at least 125%

As of June 30, 2022, the Company and Telkomsat have complied with the above-mentioned ratios.

On November 14, 2018, the Company entered into a credit agreement with PT. Sarana Multi Infrastruktur with total facilities amounting to Rp1,000 billion. As of June 30, 2022 all facilities had been used.

On March 29, 2019, the Company and Telkomsat entered into a credit agreement with PT. Sarana Multi Infrastruktur. On June 15, 2020, the Company and Telkomsat entered into credit agreements amendment with PT Sarana Multi Infrastruktur with total facilities amounting to Rp2,836 billion and Rp164 billion, respectively. As of June 30, 2022, the unused facility for PT Sarana Multi Infrastruktur amounted to Rp106 billion.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

21.	NON-CONTROLLING INTERESTS

The details of non-controlling interests are as follows:

	June 30, 2022	December 31, 2021
Non-controlling interests in net assets of subsidiaries:
Telkomsel	10,617	13,804
Mitratel	9,361	9,464
GSD	223	226
Sigma	91	103
Lainnya	146	156
Total	20,438	23,753

	2022	2021
Non-controlling interests in net income (loss)
of subsidiaries:
Telkomsel	3,986	4,476
Mitratel	251	-
Metra	1	5
GSD	(2)	(4)
Others	9	(8)
Total	4,245	4,469

Material partly-owned subsidiary

As of June 30, 2022 and December 31, 2021, the non-controlling interest which are considered material to the company are the non-controlling interest in Telkomsel and Mitratel.

a.	Telkomsel

As of June 30, 2022 and December 31, 2021, the non-controlling interest holds 35% ownership interest in Telkomsel (Note 1d).

The summarized financial information of Telkomsel below is provided based on amounts before elimination of inter-company balances and transactions.

Summarized statement of financial position:

	June 30, 2022	December 31, 2021
Current assets	10,169	12,288
Non-current assets	89,571	89,014
Current liabilities	(41,500)	(31,654)
Non-current liabilities	(27,975)	(30,205)
Total equity	30,265	39,443
Attributable to:
Owners of the parent company	19,648	25,639
Non-controlling interests	10,617	13,804

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

21.NON-CONTROLLING INTERESTS (continued)

Material partly-owned subsidiary (continued)

a.	Telkomsel (continued)

Summarized statements of profit or loss and other comprehensive income:

	2022	2021
Revenues	43,586	43,173
Operation expenses	(28,685)	(27,856)
Other income - net	(938)	825
Profit before income tax	13,963	16,142
Income tax expense - net	(2,562)	(3,393)
Profit for the period	11,401	12,749
Other comprehensive income - net	-	-
Total comprehensive income for the period	11,401	12,749

Attributable to non-controlling interests	3,986	4,476
Dividends paid to non-controlling interests	7,218	11,104

Summarized statements of cash flows:

	2022	2021
Operation activities	21,759	21,646
Investing activities	(5,712)	(8,415)
Financing activities	(16,090)	(18,165)
Net decrease in cash and cash equivalent	(43)	(4,934)

b.	Mitratel

On November 22, 2021, Mitratel have been listed on the IDX give rise to a non-controlling interest in Mitratel. As of June 30, 2022 and December 31, 2021, the non-controlling interest in Mitratel was 28.13% (Note 1d).

The summarized financial information of Mitratel below is provided based on amounts before elimination of intercompany balances and transactions.

Summarized statement of financial position:

	June 30, 2022	December 31, 2021
Current assets	18,663	21,303
Non-current assets	36,400	36,426
Current liabilities	(7,146)	(6,476)
Non-current liabilities	(14,422)	(17,607)
Total equity	33,495	33,646
Attributable to:
Owners of the parent company	24,127	24,182
Non-controlling interests	9,367	9,464

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

21.	NON-CONTROLLING INTERESTS (continued)

Material partly-owned subsidiary (continued)

a.	Mitratel (continued)

Summarized statements of profit or loss and other comprehensive income:

2022
Revenues	3,726
Operation expenses	(2,175)
Other expenses - net	(334)
Profit before final tax expenses and income tax	1,217
Income tax expenses - net	(200)
Profit before income tax	1,017
Income tax expense - net	(126)
Profit for the period	891
Other comprehensive income - net	-
Total comprehensive income for the period	891

Attributable to non-controlling interests	251
Dividends paid to non-controlling interests	272

Summarized statements of cash flows:

2022
Operation activities	4,384
Investing activities	(1,068)
Financing activities	(5,427)
Net decrease in cash and cash equivalent	(2,111)

22.CAPITAL STOCK

	June 30, 2022
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	4,321,686,480	4.36	216
Directors (Note 1b):
Ririek Adriansyah	1,156,955	0	0
Budi Setyawan Wijaya	275,000	0	0
Afriwandi	42,500	0	0
Herlan Wijanarko	42,500	0	0
Heri Supriadi	40,000	0	0
Edi Witjara	32,500	0	0
Public (individually less than 5%)	43,136,587,105	43.54	2,157
Total	99,062,216,600	100.00	4,953

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

22.CAPITAL STOCK (continued)

		December 31, 2021
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,559	52.09	2,580
The Bank of New York Mellon Corporation*	4,829,039,080	4.87	241
Directors (Note 1b):
Ririek Adriansyah	1,156,955	0	0
Budi Setyawan Wijaya	275,000	0	0
Afriwandi	42,500	0	0
Herlan Wijanarko	42,500	0	0
Heri Supriadi	40,000	0	0
Edi Witjara	32,500	0	0
Public (individually less than 5%)	42,629,234,505	43.04	2,132
Total	99,062,216,599	100.00	4,953

* The Bank of New York Mellon Corporation serves as the Depositary of the registered ADS holders for the Company’s ADSs.

The Company issued only 1 Series A Dwiwarna share which is held by the Government and cannot be transferred to any party, and has a veto in the General Meeting of Stockholders of the Company with respect to election and removal of the Boards of Commissioners and Directors, issuance of new shares, and amendments of the Company’s Articles of Association.

23.	OTHER EQUITY

	June 30, 2022	December 31, 2021
Translation adjustment	752	611
Effect of change in equity of associated companies	386	386
Unrealized holding gain on available-for-sale securities	3	3
Difference due to acquisition of non controlling interests in
subsidiaries	8,358	8,358
Other equity components	37	37
Total	9,536	9,395

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

24.	REVENUES

The Group derives revenues in the following major product lines:

2022	Mobile	Consumer	Enterprise	WIB	Others	Consolidated revenue
Telephone revenues
Cellular	6,207	-	-	18	-	6,225
Fixed lines	-	393	304	92	-	789
Total telephone revenues	6,207	393	304	110	-	7,014
Interconnection revenues	133	-	-	4,089	-	4,222
Data, internet, and information
technology service revenues
Cellular data and internet	33,196	-	-	-	-	33,196
Internet, data communication, and
information technology services	-	196	3,413	1,114	-	4,723
SMS	2,281	-	22	-	-	2,303
Others	-	-	796	406	101	1,303
Total Data, internet, and information
technology service revenues	35,477	196	4,231	1,520	101	41,525
Network revenues	2	-	661	434	-	1,097
Indihome revenues	-	12,460	1,371	-	-	13,831
Other services
Manage service and terminal	-	-	550	9	-	559
Call center service	-	-	531	24	-	555
E-health	-	-	341	-	-	341
E-payment	-	-	165	-	-	165
Others	-	32	542	194	383	1,151
Total other services	-	32	2,129	227	383	2,771
Total revenues from
contract with customer	41,819	13,081	8,696	6,380	484	70,460
Revenues from lessor transactions	-	-	-	1,523	-	1,523
Total revenues	41,819	13,081	8,696	7,903	484	71,983
Adjustments and eliminations	-	(6)	5	(2)	(375)
Total external revenues as reported in
note operating segment	41,819	13,075	8,701	7,901	109

2021	Mobile	Consumer	Enterprise	WIB	Others	Consolidated revenue
Telephone revenues
Cellular	7,598	-	-	43	-	7,641
Fixed lines	-	463	349	97	-	909
Total telephone revenues	7,598	463	349	140	-	8,550
Interconnection revenues	208	-	-	3,636	-	3,844
Data, internet, and information
technology service revenues
Cellular data and internet	31,651	-	-	-	-	31,651
Internet, data communication, and
information technology services	-	-	3,710	979	-	4,689
SMS	1,989	-	15	-	-	2,004
Others	-	-	752	366	114	1,232
Total Data, internet, and information
technology service revenues	33,640	-	4,477	1,345	114	39,576
Network revenues	2	-	442	354	-	798
Indihome revenues	-	11,613	1,266	-	-	12,879
Other services
Manage service and terminal	-	-	710	1	-	711
Call center service	-	-	435	37	-	472
E-health	-	-	293	-	-	293
E-payment	-	-	226	-	12	238
Others	-	28	473	176	236	913
Total other services	-	28	2,137	214	248	2,627
Total revenues from
contract with customer	41,448	12,104	8,671	5,689	362	68,274
Revenues from lessor transactions	-	-	-	1,206	-	1,206
Total revenues	41,448	12,104	8,671	6,895	362	69,480
Adjustments and eliminations	-	4	3	2	(236)
Total external revenues as reported in
note operating segment	41,448	12,108	8,674	6,897	126

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

24.	REVENUES (continued)

Management expects that most of the transaction price allocated to the unsatisfied contracts as of June 30, 2022 will be recognised as revenue during the next reporting periods. Unsatisfied performance obligations as of June 30, 2022, which management expect to be realised within one year is Rp7,639 billion, and more than one year is Rp12,570 billion.

The Group entered into non-cancelable lease agreements as a lessor. The lease agreements cover leased lines, telecommunication equipment, and land and building. These leases have terms of between 1 to 10 years. All leases include a clause to enable an upward revision of the rental charge on an annual basis according to the prevailing market conditions. These lessees are also required to provide a residual value guaranted on the properties.

There is no revenue from major customers which exceeds 10% of total revenues for the six months period ended June 30, 2022.

Refer to Note 33 for details of related parties transactions.

25.	PERSONNEL EXPENSES

The breakdown of personnel expenses is as follows:

	2022	2021
Salaries and related benefits	4,808	4,405
Vacation pay, incentives, and other benefits	1,694	1,873
Pension pension benefit cost (Note 31)	700	740
Net periodic post-employment health care
benefit cost (Note 31)	127	157
LSA expense (Note 32)	87	86
Obligation under the Labor Law (Note 31)	83	70
Other post-employment benefit cost (Note 31)	12	12
Long service employee benefit cost (Note 31)	1	2
Others	14	25
Total	7,526	7,370

Refer to Note 33 for details of related parties transactions.

26.	OPERATION, MAINTENANCE, AND TELECOMMUNICATION SERVICE EXPENSES

The breakdown of operation, maintenance, and telecommunication service expenses is as follows:

	2022	2021
Operation and maintenance	10,739	9,814
Radio frequency usage charges (Note 36c.i)	3,210	2,937
Leased lines and CPE	1,263	2,007
Concession fees and USO charges	1,262	1,231
Electricity, gas, and water	451	541
Cost of SIM cards and vouchers (Note 7)	319	244
Project management	224	252
Vehicles rental and supporting facilities	166	146
Insurance	101	226
Cost of sales of peripherals (Note 7)	31	17
Others (each below Rp75 billion)	81	58
Total	17,847	17,473

Refer to Note 33 for details of related parties transactions.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

27.	GENERAL AND ADMINISTRATIVE EXPENSES

The breakdown of general and administrative expenses is as follows:

	2022	2021
General expenses	1,087	897
Allowance for expected credit losses	705	1,103
Professional fees	314	299
Traveling	164	135
Training, education, and recruitment	128	103
Meeting	119	97
Social contribution	101	104
Others (each below Rp75 billion)	202	257
Total	2,820	2,995

Refer to Note 33 for details of related parties transactions.

28.	TAXATION

a.	Prepaid taxes

	June 30, 2022	December 31, 2021
The Company:
Income Tax
Article 23 - Witholding tax on service delivery	-	81
VAT	-	601
Subsidiaries:
Income Tax
Corporate Income Tax	33	-
Article 4 (2) - Final tax	210	5
Article 22 - Witholding tax on goods delivery
and imports	2	-
Article 23 - Witholding tax on service delivery	215	19
VAT	1,343	2,039
Total prepaid taxes	1,803	2,745
Current portion	(1,803)	(2,144)
Non-current portion (Note 14)	-	601

b.	Claims for tax refund

	June 30, 2022	December 31, 2021
The Company
Corporate Income Tax	-	500
VAT	215	403
Subsidiaries
Income Tax
Corporate income tax	647	662
Article 23 - Witholding tax on services delivery	-	17
VAT	410	596
Total claims for tax refund	1,272	2,178
Current portion	(596)	(690)
Non-current portion (Note 14)	676	1,488

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.TAXATION (continued)

c.	Taxes payable

	June 30, 2022	December 31, 2021
The Company:
Income taxes
Article 4 (2) - Final tax	25	53
Article 21 - Individual income tax	406	97
Article 22 - Withholding tax on goods delivery
and imports	5	8
Article 23 - Withholding tax on services	25	47
Article 25 - Installment of corporate income tax	-	211
Article 26 - Withholding tax on non-resident
income	999	3
Article 29 - Corporate income tax	296	455
VAT	720	505
VAT - Tax collector	301	409
	2,777	1,788
Subsidiaries:
Income taxes
Article 4 (2) - Final tax	138	215
Article 21 - Individual income tax	232	151
Article 22 - Withholding tax on goods delivery
and imports	3	3
Article 23 - Withholding tax on services	85	65
Article 25 - Installment of corporate income tax	581	23
Article 26 - Withholding tax on non-resident
income	210	14
Article 29 - Corporate income tax	339	919
VAT	585	745
	2,173	2,135
Total taxes payable	4,950	3,923

d.	The components of consolidated income tax expense (benefit) are as follows:

	2022	2021
Current
The Company	1,094	1,050
Subsidiaries	3,517	3,684
	4,611	4,734
Deferred
The Company	(177)	29
Subsidiaries	(560)	111
	(737)	140
Net income tax expense	3,874	4,874

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.	TAXATION (continued)

d.	The components of consolidated income tax expense (benefit) are as follows (continued):

The reconciliation between the profit before income tax and the estimated taxable income of the Company for the six months period ended June 30, 2022 and 2021 are as follows:

	2022	2021
Profit before income tax consolidation	21,429	21,794
Add back consolidation eliminations	11,988	15,068
Consolidated profit before income tax and eliminations	33,417	36,862
Less: profit before income tax of the subsidiaries	(19,670)	(21,937)
Profit before income tax attributable to the Company
before deduction of income subject to final tax	13,747	14,925
Less: income subject to final tax	(203)	(191)
Profit before income tax attributable to the Company
after deduction of income subject to final tax	13,544	14,734
Temporary differences:
Provision for impairment of receivables	90	510
Deferred installation fee	115	84
Leases	8	6
Provision for employee benefits	(674)	(390)
Land rights, intangible assets, and other	10	-
Net periodic pension and other post-employment
benefits costs	(33)	3
Difference between book value of accounting
and tax property equipment	939	(411)
Accrued expenses and provision for inventory
obsolescence	37	-
Capitalization of contract cost	65	-
Other provisions	-	63
Net temporary differences	557	(135)
Permanent differences:
Net periodic post-retirement health care benefit costs	127	157
Donations	125	123
Employee benefits	100	94
Equity in net income of associates and subsidiaries	(8,961)	(9,665)
Others	159	110
Net permanent differences	(8,450)	(9,181)
Taxable income of the Company	5,651	5,418
Current corporate income tax expense	1,074	1,029
Final income tax expense	20	21
Total current income tax expense of the Company	1,094	1,050
Current income tax expense of the subsidiaries	3,517	3,684
Total current income tax expense	4,611	4,734

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.	TAXATION (continued)

d.	The components of income tax expense (benefit) are as follows (continued):

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 19% to the profit before income tax less income subject to final tax, and the net income tax expense as shown in the consolidated statements of profit or loss and other comprehensive income is as follows:

	2022	2021
Profit before income tax consolidation	21,429	21,794
(Less) add: consolidated income subject to final tax - net	(2,741)	(1,695)
	18,688	20,099

Income tax expense calculated at the Company’s
applicable statutory tax rate	3,551	3,819
Difference in applicable statutory tax rate for
subsidiaries	403	492
Non-deductible expenses	529	145
Final income tax expense	15	21
Others	(624)	397
Net income tax expense	3,874	4,874

In March 2020, the Government issued Government Regulation in lieu of Law No.1/2020 concerning State Financial Policy and Financial System Stability for Handling Corona Virus Disease 2019 (COVID-19) and / or in the Context of Facing Threats that Harm National Economy and/or Financial System Stability, which has been stipulated into Law No.2/2020, governing the adjustments to the tax rates of domestic corporate taxpayers and permanent establishments, to 22% for fiscal years 2020 and 2021, and 20% for fiscal years 2022. Furthermore, the Government issues Government Regulations (“PP”) No. 30/2020 concerning Reduction of Income Tax Rates for Domestic Taxpayers in the form of a Public Company, which regulates the tax rate of 3% lower for domestic taxpayers in the form of publicly listed companies whose shares are listed and traded on the IDX with a minimum of 40% of the total all shares issued by the company and such shares are owned by at least 300 shareholders, where the ownership of each may not exceed 5%. These requirements must be fulfilled by companies that listed their shares on the stock exchange in a minimum of 183 calendar days within one fiscal year, and the fulfillment of the requirements referred to is carried out by the Public Company Taxpayer by submitting a report to the Directorate General of Taxes. The Company has met all of the required criteria therefore, for the purpose of calculating current income tax expense and liabilities for the six months period ended June 30, 2022 and for the year ended December 31, 2021, the Company has the right to use the Corporate Income Tax rate of 3% lower than the normal rate.

In October 2021, the Government issued Law No. 7/2021 concerning Harmonization of Tax Regulations (HPP Law). In Chapter III Article 3 of the HPP Law, amendments to the Income Tax Law have been regulated, including amendments to Article 17 paragraph (1) letter b which stipulates that the tax rate applied to Taxable Income for domestic corporate taxpayers and permanent establishments is 22%, which comes into force in the 2022 tax year, and for corporate taxpayers in the form of a limited liability company with a total number of paid-up shares is traded on a stock exchange in Indonesia of at least 40% and meeting certain requirements can receive 3% tax rate lower than the expected rate.

The Company has applied the tax rate of 19% for the six months period ended June 30, 2022 and for the year ended December 31, 2021. The subsidiaries applied the tax rate of 22% for the six months period ended June 30, 2022 and for the year ended December 31, 2021.

The  Company  has  submitted  the  above  taxable income and current income tax expense computation  in its income  tax  return (“Surat Pemberitahuan Tahunan” or Annual Tax Return) for fiscal year 2021 that will be reported to the tax office based on prevailing regulations.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.TAXATION (continued)

e.Tax assessment

(i)	The Company

Income tax and VAT fiscal year 2012

On November 3, 2016, the Company received an Tax Underpayment Assessment Letter (“SKPKB”)  for all taxes for fiscal year 2012 amounting to Rp1,820.3 billion (including penalty of Rp592.4 billion) and Tax Collection Letter (“STP”) for VAT amounting to Rp37.5 billion. The Company agreed to the recalculation of VAT amounting to Rp35.2 billion, corporate income tax amounting to Rp613.3 million, and withholding tax article 26 amounting to Rp311.5 million that have been charged in the 2016 consolidated statements of profit or loss and other comprehensive income. On November 16, 2016, the Company filed an objection regarding to the remaining assessments.

On November 16, 2016, the Company filed an objection regarding to the remaining assessments. During 2017, the Company received decision letters on objections from the Tax Authorities. On January 17 and 26, 2018, the Company filed an appeal.

On December 16, 2019, the Company received the Tax Court’s verdict regarding tax dispute for all taxes for fiscal year 2012. The Tax Court granted the several Company’s appeal. Thus, the amount should be paid by Company for withholding tax article 21, 23, 26, 4(2), corporate income tax and VAT amounting to Rp82.9 billion (including penalty of Rp27 billion). The Company has received appeal decision and paid the underpayment of withholding tax, corporate income tax and VAT.

On July 6, 2020, the Company received a notification from Tax Court that Tax Authorities filed a judicial review for all Tax Court Decisions. On July 30, 2020, in response to the judicial review from Tax Authorities, the Company filed a contra memorandum for all 2012 decisions to Supreme Court (“SC”).

In February and March 2021, the Company received the results of the decision on the review process of the VAT dispute over the March and October 2012 tax periods. In October 2021, SC announced rejection for judicial review of the VAT for Januari and May 2012 tax period that proposed by the Directorate General of Taxes (”DGT”). SC announced rejection for judicial review. Accordingly, from all judicial review cases at the SC for all types of 2012 taxes, the Company has received all final and binding decisions from the SC.

Income tax and VAT fiscal year 2015

On April 25, 2017, the Tax Authorities issued Tax Overpayment Assessment Letter (“SKPLB”) for corporate income tax amounting to Rp147 billion, and SKPKBs for underpayment of VAT amounting to Rp13 billion (including penalty of Rp4.1 billion), underpayment of VAT on tax collected amounting to Rp6 billion (including penalty of Rp1.5 billion), underpayment of self-assessed offshore VAT amounting to Rp55.3 billion (including penalty of Rp16.8 billion). The Company also received STP for VAT amounting to Rp34 billion, VAT on tax collected amounting to Rp7 billion, and self-assessed offshore VAT amounting to Rp8 billion.

The Company accepted tax audit decision amounting to Rp17 billion for corporate income tax, to transfer deductible temporary differences related to provision for incentives to fixed wireless

(Flexi) subscribers’ migration amounting to Rp42 billion from Annual Tax Return of corporate income tax fiscal year 2015 to Annual Tax Return of corporate income tax fiscal year 2016.

The Company also accepted underpayment of VAT, underpayment of VAT on tax collected, and STP for VAT on tax collected amounting to Rp26 billion. The accepted portion was charged to the 2017 consolidated statements of profit or loss and other comprehensive income. On July 24, 2017, the Company filed Objection Letter to the Tax Authorities for corporate income tax amounting to Rp210.5 billion and self-assessed offshore VAT amounting to Rp55.3 billion.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.	TAXATION (continued)

e.	Tax assessments (continued)

(i)	The Company (continued)

Income tax and VAT fiscal year 2015 (continued)

On May 3 and 22, 2018, the Tax Authorities issued decision letter on Company’s objections for SKPLB of self-assessed offshore VAT amounting to Rp54.6 billion, wherein Tax Authorities reduced the Company’s underpayment and granted all the Company’s objection. The Company agreed with the Tax Authorities decision regarding SKPLB of self-assessed offshore VAT amounting to Rp793 million and charged in the 2018 consolidated statements of profit or loss and other comprehensive income. On July 18, 2018, the Tax Authorities issued Decision Letter on Company’s objections for SKPLB of corporate income tax, wherein the Tax Authorities has granted the several Company’s objection and additional amount of overpayment which should be received amounting to Rp76 billion. On October 10, 2018, the Company filed an appeal.

On July 8, 2020, the Company received appeal decision from the Tax Court regarding corporate income tax dispute for fiscal year 2015. The Tax Court partially approved the appeal filed by the Company. On September 9, 2020, the Company received tax  refund of additional overpayment of corporate income tax amounting to Rp90.9 billion.

On October 26, 2020, the Company received notification letter from Tax Court that Tax Authorities filed a judicial review of corporate income tax dispute for fiscal year 2015. On December 2, 2020, the Company filed a contra memorandum for judicial review as response of Tax Authorities judicial review. As of the date of approval and authorization for the issuance of these consolidated financial statements, the Company did not received verdict from the SC. In accordance with taxation law, for all withholding income tax and VAT except for corporate income tax has passed tax assessment period, therefore all tax liabilities for fiscal year 2015 considered final and has permanent legal force.

Income tax and VAT fiscal year 2018

On December 16, 2020, the Company received Tax Assessment Letter (“SKP”) and STP as result of 2018 tax audit. The DGT issued SKPLB of corporate income tax amounting to Rp101.5 billion, SKPLB of withholding tax article 21 amounting to Rp1.9 billion (include penalty Rp573.9 million), SKPLB of withholding tax article 23 amounting to Rp4 million (include penalty Rp1.2 million) and SKPLB of VAT for fiscal period January to August and October to December amounting to Rp85.3 billion). Furthermore the DGT issued SKPKB of VAT for fiscal period September amounting to Rp240.5 billion (include penalty Rp59.5 billion), SKPKB of VAT WAPU amounting to Rp15.17 billion (include penalty Rp4.6 billion) and STP of VAT WAPU amounting to Rp1.2 billion. The Company agreed to receive tax audit correction of corporate income tax amounting Rp1.1 billion, underpayment of withholding tax article 21 amounting to Rp1.9 billion, underpayment of withholding tax article 23 amounting to Rp4 million, VAT tax credit amounting to Rp4.8 billion, STP of VAT WAPU amounting Rp1.2 billion and underpayment of VAT WAPU amounting to Rp15.17 billion. These corrections that have been approved have been charged to the 2020 profit or loss income statement.

The Company did not agree with the correction from tax auditor who imposes VAT on the transaction of submitting the space segment component (asset in constructive) of the Satelit Merah Putih to Telkomsat. In March 2021, the Company has submitted a tax objection letter to the Tax Authority for the correction of the tax auditor. On March 4, 2022, the Company received notification letter from Tax Authority number KEP-00253/KEB/PJ/WPJ.19/2022 that approved the objection filed by the Company.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.	TAXATION (continued)

e.	Tax assessments (continued)

(ii)	Telkomsel

Income tax and VAT fiscal year 2014

On May 31, 2019, Telkomsel received the SKPKB and STP for the fiscal year 2014 amounting to Rp150.6 billion (including penalty of Rp54.6 billion). Telkomsel accepted and paid the portion of Rp16.5 billion on June 27, 2019 and recorded it as other expense. On August 20, 2019, Telkomsel has paid amounting to Rp99.1 billion and recorded it as claim for tax refund. Subsequently, on August 23, 2019, Telkomsel filed an objection to the Tax Authorities amounting to Rp134.1 billion.

On July 15 and July 22, 2020, Telkomsel received objection decision letter from Tax Authorities which accepted Rp27.2 billion and rejected Rp106.8 billion. In August 27, 2020 Telkomsel received partially the tax refund Rp27.2 billion.

On September 28, 2020, Telkomsel filed an appeal to the Tax Court for the 2014 corporate income tax, withholding tax, and VAT.

In April 2022, Telkomsel received a partial decision on appeal from the Tax Court which granted the petition for the dispute over the objection to Income Tax Article 23 amounting to Rp13.7 billion. As of the date of approval and authorization for issuance of these financial statements, Telkomsel has not yet received the result of the appeal decision on other tax disputes.

Income tax and VAT fiscal year 2015

On August 1, 2019, Telkomsel received the SKPKB and STP for fiscal year 2015 amounting to Rp384.8 billion (including penalty of Rp128.6 billion). On August 28, 2019, Telkomsel has paid the whole amount (including penalty). For the amount of Rp34.6 billion was charged to the statement of profit or loss and other comprehensive income and for the remaining portion amounting to Rp350.2 billion was recorded as claim for tax refund. On September 24, 2019, Telkomsel filed an objection to the Tax Authorities amounting to Rp350.2 billion.

On July 13, 2020, Telkomsel received objection decision letter from Tax Authorities that rejected all Company’s objection.

On September 28, 2020, the Company filed an appeal to the Tax Court for the 2015 CIT, WHT, and VAT.

In April 2022, Telkomsel received a partial decision on appeal from the Tax Court which granted the petition for the disputed objections to Income Tax Article 21 and Article 23 amounting to Rp1.6 billion and Rp114 million, respectively. As of the date of approval and authorization for issuance of these financial statements, Telkomsel has not yet received the result of the appeal decision.

Income tax and VAT fiscal year 2018

On February 20, 2020, Telkomsel received the tax audit instruction letter for compliance of fiscal year 2018. As of the date of approval and authorization for issuance of these financial statements, the tax audit still in process.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.	TAXATION (continued)

f.	Deferred tax assets and liabilities

The details of the Group's deferred tax assets and liabilities are as follows:

			Credited to
		(Charged)	other	Charged to
	December 31,	credited to profit	comprehensive	equity and	June 30,
	2021	or loss	income	reclassification	2022
The Company
Deferred tax assets:
Provision for impairment of receivables	895	17	-	2	914
Net periodic pension and other
post-employment benefit costs	1,110	(6)	-	-	1,104
Difference between accounting and tax
bases of property and equipment	631	249	-	-	880
Provision for employee benefits	388	(128)	-	-	260
Accrued expenses and provision for
inventory obsolescence	72	7	-	-	79
Deferred installation fee	183	22	-	-	205
Land rights, intangible assets and others	22	2	-	-	24
Total deferred tax assets	3,301	163	-	2	3,466
Deferred tax liabilities:
Leases	(2)	1	-	-	(1)
Capitalization of contract cost	(73)	12	-	-	(61)
Total deferred tax liabilities	(75)	13	-	-	(62)

Telkomsel
Deferred tax assets:
Provision for employee benefits	1,228	6	-	-	1,234
Provision for impairment of receivables	179	16	-	-	195
Leases	675	(176)	-	-	499
Total deferred tax assets	2,082	(154)	-	-	1,928
Deferred tax liabilities:
Fair value measurement of financial
instruments	(549)	550	-	-	1
Difference between accounting and tax
bases of property and equipment	(1,623)	119	-	19	(1,485)
License amortization	(152)	2	-	-	(150)
Other financial instruments	(92)	41	-	-	(51)
Total deferred tax liabilities	(2,416)	712	-	19	(1,685)

Deferred tax assets of the Company - net	3,226	176	-	2	3,404
Deferred tax assets of the other
subsidiaries - net	598	34	-	-	632
Deferred tax (liabilities) assets of Telkomsel - net	(334)	558	-	19	243
Deferred tax liabilities of the other
subsidiaries - net	(824)	(33)	-	2	(855)
Total deferred tax asset - net	3,824				4,279
Total deferred tax liabilities - net	(1,158)				(855)

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.	TAXATION (continued)

f.	Deferred tax assets and liabilities (continued)

The details of the Group's deferred tax assets and liabilities are as follows (continued):

				Credited to
			(Charged)	other	Charged to	Acquisition/
	December 31,	Changes of	credited to profit	comprehensive	equity and	business	December 31,
	2020	tax rates	or loss	income	reclassification	combination	2021
The Company
Deferred tax assets:
Allowance for expected credit losses	824	87	(16)	-	-	-	895
Net periodic pension and other
post-employment benefit costs	1,204	117	17	(228)	-	-	1,110
Difference between accounting and tax
bases of property and equipment	414	(32)	249	-	-	-	631
Provision for employee benefits	277	-	111	-	-	-	388
Deferred installation fee	119	12	52	-	-	-	183
Land rights, intangible assets and others	23	-	(1)	-	-	-	22
Accrued expenses and provision for
inventory obsolescence	72	4	(4)	-	-	-	72
Total deferred tax assets	2,933	188	408	(228)	-	-	3,301
Deferred tax liabilities:
Leases	(3)	-	1	-	-	-	(2)
Capitalization of contract cost	(90)	(8)	25	-	-	-	(73)
Total deferred tax liabilities	(93)	(8)	26	-	-	-	(75)

Telkomsel
Deferred tax assets:
Provision for employee benefits	1,079	59	69	21	-	-	1,228
Allowance for expected credit losses	282	14	(117)	-	-	-	179
Leases	575	61	39	-	-	-	675
Total deferred tax assets	1,936	134	(9)	21	-	-	2,082
Deferred tax liabilities:
Fair value measurement of financial
instruments	-	-	(549)	-	-	-	(549)
Difference between accounting and tax
bases of property and equipment	(1,523)	(137)	37	-	-	-	(1,623)
License amortization	(124)	(11)	(17)	-	-	-	(152)
Other financial instruments	(69)	-	(23)	-	-	-	(92)
Total deferred tax liabilities	(1,716)	(148)	(552)	-	-	-	(2,416)

Deferred tax assets of the Company – net	2,840	180	434	(228)	-	-	3,226
Deferred tax assets of the other
subsidiaries – net	518	64	16	-	-	-	598
Deferred tax (liabilities) assets of
Telkomsel – net	220	(14)	(561)	21	-	-	(334)
Deferred tax liabilities of the other
subsidiaries – net	(561)	4	(297)	(6)	(3)	39	(824)
Total deferred tax asset – net	3,578						3,824
Total deferred tax liabilities – net	(561)						(1,158)

As of June 30, 2022 and December 31, 2021 the aggregate amounts of temporary differences associated with investments in subsidiaries and associated companies, for which deferred tax liabilities have not been recognised were Rp19,523 billion and Rp25,810 billion, respectively.

Realization of the deferred tax assets is dependent upon the Group’s capability in generating future profitable operations. Although realization is not assured, the Group believes that it is probable that these deferred tax assets will be realized through reduction of future taxable income when temporary differences reverse. The amount of deferred tax assets is considered realizable, however it can be reduced if actual future taxable income is lower than estimates.

g.	Administration

From 2008 to 2019, the Company has been consecutively entitled to income tax rate reduction of 5% for meeting the requirements in accordance with the Government Regulation No. 81/2007 as amended by Government Regulation No. 77/2013 and the latest by Government Regulation No. 56/2015 in conjunction with PMK No. 238/PMK.03/2008. Furthermore, the Company is also entitled to an incentive tax rate reduce by 3% because it meets the requirements in accordance with PP No.30/2020. On the basis of historical data, for the period ended June 30, 2022 and for the year ended December 31, 2021, the Company calculates the deferred tax using the tax rate of 19%.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.	TAXATION (continued)

g.	Administration (continued)

The taxation laws of Indonesia require that the Company and its local subsidiaries submit individual tax returns on the basis of self-assessment. Under prevailing regulations, the DGT may assess or amend taxes within a certain period. For fiscal years 2007 and earlier, the period is within ten years from the time the tax became due, but not later than 2013, while for fiscal years 2008 and onwards, the period is within five years from the time the tax became due.

The Ministry of Finance of the Republic of Indonesia has issued Regulation No.85/PMK.03/2012 dated June 6, 2012 as amended by PMK No. 136/PMK.03/2012 dated August 16, 2012 concerning the appointment of State-Owned Enterprises ("SOEs") to withhold, deposit and report VAT and Sales Tax on Luxury Goods ("PPnBM") according to the procedures outlined in the Regulation which is effective from July 1, 2012. The Ministry of Finance of the Republic of Indonesia also has issued Regulation No.224/PMK.011/2012 dated December 26, 2012 concerning the appointment of SOEs to withhold income tax article 22 as amended by PMK No. 34/PMK.010/2017 dated March 1, 2017. The Company has withheld, deposited, and reported the VAT, PPnBM and also income tax article 22 in accordance with the Regulations.

In May 2019, the Company was appointed as Low Risk Taxable Entrepreneur through DGT Decree No. KEP-00080/WPJ.19/KP.04/2019. In accordance with the Ministry of Finance Regulation No. 39/PMK.03/2018 dated April 12, 2018 as amended by PMK No. 117/PMK.03/2019 dated August 6, 2019, the Company was given the preliminary return on tax overpayment as referred to the taxation laws.

During the COVID-19 pandemic, the Government has updated its regulations governing tax incentives. In July 2020, the Minister of Finance of the Republic of Indonesia issued Regulation of the Minister of Finance No.86 PMK.03/2020 (“PMK-86/2020”) dated 16 July 2020 concerning Tax Incentives for Taxpayers Affected by the Corona Virus Disease 2019 Pandemic. In PMK-86/2020, the Government expanded the Mandatory Business Field Code ("KLU") of Taxpayers who are entitled to take advantage of tax incentives and extend the incentive period until December 2020. Based on the list of KLU in the attachment PMK-86/2020, the Company KLU is included as the recipient of the incentive PPh 21 for Government Borne employees ("DTP").

In January 2021, the Government issued Minister of Finance Regulation No.8/PMK.03/2021 concerning Procedures for Collecting, Depositing, and Reporting VAT or PPnBM by State-Owned Enterprises (“SOEs”) and Certain Companies Directly Owned by SOEs as VAT Collectors. Based on PMK-8/2021, the Government stipulates that in the event of the submission of BKP and/or JKP by a PPN collector to a PPN collector who is a SOEs or certain company that is directly owned by a SOEs, the PPN or PPN and PPnBM owed are collected, deposited, and reported by the VAT collector who submits the BKP and/or JKP. The Company has adjusted the tax invoice issuance system and accounting treatment as an implementation of the provisions stipulated in PMK-8/2021.

In February 2021, the Government issued Minister of Finance Regulation No. 9/PMK.03/2021 (“PMK-9/2021”). Based on PMK-9/2021, the Government extends the incentive period until June 2021. In July 2021, the Government re-issued the Minister of Finance Regulation No.82/PMK.03/2021 (“PMK-82/2021”) concerning Amendments to PMK No.9/PMK.03/2021. Based on PMK-82/2021, the Government has extended the incentive period until December 2021 for PPh 21 Borne by the Government (DTP) for Employees, Final Income Tax DTP for MSMEs, Final Income Tax DTP on Construction Services, reduction in the amount of withholding tax article 25 installments and a preliminary refund for VAT overpayments, and extend the incentive period until December 31, 2021 for exemption from collection of withholding tax article 22 Imports, limited to taxpayers who have KLU in accordance with the attachment of PMK-82/2021. Based on the list of KLUs in the attachment of PMK-82/2021, the Company's KLUs are still included as recipients of incentives for withholding tax article 21 DTP for Employees.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

28.	TAXATION (continued)

g.	Administration (continued)

In October 2021, the Government issued Minister of Finance Regulation No.149/PMK.03/2021 (“PMK-149/2021”) concerning the Second Amendment to PMK No.9/PMK.02/2021 which added to the list of KLU recipients of incentives and provide an extension of the submission period for the correction of the incentive realization report.

Thus, until tax period December 2021, employees are still entitled to take advantage of withholding tax article 21 DTP who meet the terms and conditions as stipulated in PMK-86/2020 as amended lastly with PMK-149/2021.

In October 2021, the Government also issued Law No.7/2021 on the Harmonization of Tax Regulations. In paragraph (1) letter a Article 17 Chapter III Income Tax Law No. 7/2021 stipulates that the tax rates applied to taxable income for domestic individual taxpayers are as follows: 5% for income layers up to Rp60 million, 15% for income layers above Rp60 million up to Rp250 million, 25% for income layers above Rp250 million to Rp500 million, 30% for income layers above Rp500 million to Rp5 billion and 35% for income layers above Rp5 billion. Starting January 1, 2022, the Company applies the income tax rate on the taxable income of employees in accordance with this new regulation.

Law No. 7/2021 also regulates the change in the VAT rate to 11% which will be implemented starting April 1, 2022. The company ensures the readiness of the surrounding billing system, administrative and legal aspects of transactions, and builds intensive coordination between units. concerned to prepare for the implementation of these rules.

29.	BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing profit for the periode attributable to owners of the parent company amounting to Rp13,310 billion and Rp12,451 billion by the weighted average number of shares outstanding during the period totaling 99,062,216,600 shares for the six months periods ended June 30, 2022 and 2021, respectively. The weighted average number of shares takes into account the weighted average effect of changes in treasury stock transaction during the period.

Basic earnings per share amounting to Rp134.36 and Rp125.69 (in full amount) for the six months period ended June 30, 2022 and 2021, respectively.

The Company does not have potentially dilutive financial investments for the six months period ended June 30, 2022 and 2021.

30.	CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 37 dated May 28, 2021 of Utiek R. Abdurachman, S.H., MLi., MKn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2020 amounting to Rp12,482 billion (Rp126.01 per share) and Rp4,161 billion (Rp42.00 per share), respectively.

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 29 dated May 27, 2022 of Ashoya Ratam, S.H., M.Kn. the Company’s stockholders approved the distribution of cash dividend for 2021 amounting to Rp14,856 billion (Rp149.97 per share).

Under the Limited Liability Company Law, the Company is required to establish a statutory reserve amounting to at least 20% of its issued and paid-up capital.

The balance of the appropriated retained earnings of the Company as of June 30, 2022 and December 31, 2021 amounting to Rp15,337 billion, respectively.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS

The details of pension and other post-employment benefit liabilities are as follows:

	Notes	June 30, 2022	December 31, 2021
Pension benefit and other post-employment
benefit obligations
Pension benefit
The Company - funded	31a.i.a
Defined pension benefit obligation	31a.i.a.i	4,896	4,891
The Company - unfunded	31a.i.b	583	613
Telkomsel	31a.ii	4,211	4,188
Others		4	3
Projected pension benefit obligations		9,694	9,695
Net periodic post-employment health care
benefit	31b	765	638
Other post-employment benefit	31c	290	300
Long service employee benefit	31d	2	4
Obligation under the Labor Law	31e	994	926
Total		11,745	11,563

The details of net pension benefit expense recognized in the consolidated statements of profit or loss and other comprehensive income is as follows:

	Notes	2022	2021
Pension benefit cost
The Company - funded	31a.i.a
Defined pension benefit obligation	31a.i.a.i	378	423
Additional pension benefit obligation	31a.i.a.ii	-	0
The Company - unfunded	31a.i.b	30	37
Telkomsel	31a.ii	292	280
Total periodic pension benefit cost	25	700	740
Net periodic post-employment health care
benefit cost	25,31b	127	157
Other post-employment benefit cost	25,31c	12	12
Long service employee benefit cost	25,31d	1	2
Obligation under the Labor Law	25,31e	83	70
Total		923	981

a.	Pension benefit cost

i.	The Company

(a)	Funded pension plan

(i)	Defined pension benefit obligation

The Company sponsors a defined benefit pension plan for employees with permanent status prior to July 1, 2002. The plan is governed by the pension laws in Indonesia and managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). Pension Fund Management in accordance with the Pension Fund and Investment Directives Regulations determined by the Founder is carried out by the Board of Management. The Board of Management is monitored by the Oversight Board consisting of representatives of the Company and participants.

The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company made contributions to the pension fund amounted to Rp309 billion and Rp226 billion, for the six months period ended June 30, 2022 and for the years ended December 31, 2021, respectively.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

(a)	Funded pension plan (continued)

(i)	Defined pension benefit obligation (continued)

Risks exposed to defined benefit programs are risks such as asset volatility and changes in bond yields. The project liabilities are calculated using a discount rate that refers to the level of government bond yields, if the return on program assets is lower, it will result in a program deficit. A decrease in the yield of government bonds will increase the program liabilities, although this will be offset in part by an increase in the value of the program bonds held. The Company ensures that the investment position is set within the framework of asset-liability matching ("ALM") that has been formed to achieve long-term results that are in line with the liabilities in the defined benefit pension plan. Within the ALM framework, the Company's objective is to adjust its pension assets and liabilities by investing in a well diversified portfolio to produce an optimal rate of return, taking into account the level of risk. Investment in the program has been well diversified, so that one investment's poor performance will not have a material impact on all asset groups.

The following table presents the changes in projected pension benefit obligations, changes in pension benefit plan assets, funded status of the pension plan and net amount recognized in the consolidated statements of financial position as of June 30, 2022 and December 31, 2021, under the defined benefit pension plan:

	June 30, 2022	December 31, 2021
Changes in projected pension benefit
obligations
Projected pension benefit obligations at
beginning of year	23,838	25,103
Charged to profit or loss:
Service costs	117	269
Interest costs	803	1,577
Pension plan participants’ contributions	10	21
Actuarial (gain) losses recognized in OCI	(336)	(1,462)
Pension benefits paid	(884)	(1,670)
Additional welfare benefits	65	80
Benefits paid by employer	(65)	(80)
Projected pension benefit obligations at
end of period	23,548	23,838

Changes in pension benefit plan assets
Fair value of pension plan assets at
beginning of year	18,947	19,546
Interest income	643	1,223
Return on plan assets (excluding amount
included in net interest expense)	(336)	(339)
Employer’s contributions	308	226
Pension plan participants’ contributions	10	21
Pension benefits paid	(884)	(1,670)
Plan administration cost	(36)	(60)
Fair value of pension plan assets at
end of period	18,652	18,947
Projected pension benefit obligations at
end of period	4,896	4,891

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

(a)	Funded pension plan (continued)

(i)	Defined pension benefit obligation (continued)

As of June 30, 2022 and December 31, 2021, plan assets consist of:

	June 30, 2022		December 31, 2021
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	1,209	-	762	-
Equity instruments:
Financials	1,523	-	1,571	-
Consumer Non-Cyclicals	564	-	558	-
Basic material	273	-	300	-
Infrastructures	715	-	838	-
Energy	177	-	118	-
Technology	62	-	43	-
Industrials	428	-	421	-
Consumer Cyclicals	116	-	112	-
Properties & Real estate	110	-	143	-
Healthcare	209	-	202	-
Transportation and logistic	20	-	16	-
Equity-based mutual fund	407	-	321	-
Fixed income instruments:
Corporate bonds	-	3,259	-	4,558
Government bonds	7,439	-	7,736	-
RDPT	-	161	161	-
MTN	-	50	-	-
EBA	-	39	-	-
Sukuk	-	981	-	-
Non-public equity:
Direct placement	-	355	-	355
Property	-	181	-	186
Others	-	375	-	545
Total	13,252	5,401	13,302	5,644

Pension plan assets include Series B shares issued by the Company with fair values totalling to Rp277 billion and Rp409 billion, representing 1.49% and 2.16% of total plan assets as of June 30, 2022 and December 31, 2021, respectively, and bonds issued by the Company with fair value totalling to Rp346 billion and Rp356 billion representing 1.86% and 1.88% of total plan assets as of June 30, 2022 and December 31, 2021, respectively.

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp271 billion and Rp822 billion for the six months period ended June 30, 2022 and for the years ended December 31, 2021, respectively. Based on the Company’s policy issued on January 14, 2014 regarding Dapen’s Funding Policy, the Company will not contribute to Dapen when Dapen’s Funding Sufficiency Ratio (FSR) is above 105%. Based on Dapen’s financial statement as of June 30, 2022, Dapen’s FSR is below 105%. Therefore, the Company will contribute to the defined benefit pension plan.

In 2022 and 2021, the Company provided employee welfare benefit to pensioners and pension beneficiaries who entered their retirement period before June 30, 2002 amounting to Rp65 billion and Rp80 billion.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

(a)	Funded pension plan (continued)

(i)	Defined pension benefit obligation (continued)

The movement at the projected pension benefit obligations for the six months period ended June 30, 2022 and for the years ended December 31, 2021 are as follows:

	June 30, 2022	December 31, 2021
Projected pension benefit obligations
(prepaid pension benefit cost) at
beginning of year	4,891	5,557
Net periodic pension benefit cost	378	763
Employer contribution	(308)	(226)
Actuarial (gain) losses recognized in OCI	(336)	(1,462)
Return on plan assets (excluding amount
included in net interest expense)	336	339
Benefits paid by employer	(65)	(80)
Projected pension benefit obligations at
end of period	4,896	4,891

The components of net periodic pension benefit cost for the six months period ended June 30, 2022 and 2021 are as follows:

	2022	2021
Service costs	117	134
Plan administration cost	36	34
Net interest cost	160	178
Additional welfare benefits	65	80
Net periodic pension benefit cost	378	426
Amount charged to subsidiaries under
contractual agreements	-	(3)
Net periodic pension benefit cost less
cost charged to subsidiaries	378	423

Amounts recognized in OCI for the six months period ended June 30, 2022 and 2021 are as follows:

	2022	2021
Actuarial gain (losses) recognized during the period	(336)	(783)
Return on plan assets (excluding amount
included in net interest expense)	336	783
Net	-	-

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

(a)	Funded pension plan (continued)

(i)	Defined pension benefit obligation (continued)

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2021 and 2020, with reports dated March 24, 2022 and April 8, 2021, respectively, by KKA Santhi Devi and Ardianto Handoyo, an independent actuary in association with Willis Towers Watson (“WTW”) (formerly Towers Watson). The principal actuarial assumptions used by the independent actuary for the years ended December 31, 2021 and 2020 are as follows:

	2021	2020
Discount rate	7.00%	6.50%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2019	2019

(ii)	Additional pension benefit obligation

Based on the Company’s policy issued on June 7, 2017 regarding Pension Regulation by Dapen, the Company established additional benefit fund at maximum 10% of surplus of defined benefit plan, when FSR is above 105% and return on investment is above actuarial discount rate of pension fund.

Program assets for Additional Benefit have been set aside since 2018 according to the Oversight Board’s approval. As of June 30, 2022, the additional benefits liabilities have been fully paid to the pension beneficiaries and no additional obligation was set aside due to the requirement for recognition of the additional benefits as mentioned above have not been met.

(b)	Unfunded pension plan

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan for its employees.

The defined contribution pension plan is provided to employees with permanent status hired on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (Dana Pensiun Lembaga Keuangan or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to Rp24 billion and Rp44 billion, for the six months period ended June 30, 2022 and for the years ended December 31, 2021, respectively.

Since 2007, the Company has provided pension benefit based on uniformization for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. In 2010, the Company replaced the uniformization with Manfaat Pensiun Sekaligus (“MPS”). MPS is given to those employees reaching retirement age, upon death or upon becoming disabled starting from February 1, 2009.

The Company also provides benefits to employees during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years, known as pre-retirement benefits (Masa Persiapan Pensiun or “MPP”). During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to, regular salary, health care, annual leave, bonus, and other benefits. Since April 1, 2012, the employee is required to file a request for MPP and if the employee does not file the request, such employee is required to work until the retirement date.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

i.	The Company (continued)

(b)	Unfunded pension plan (continued)

The following table presents the changes in the unfunded projected pension benefit obligations for MPS and MPP for the six months period ended June 30, 2022 and for the years ended December 31, 2021:

	June 30, 2022	December 31, 2021
Unfunded projected pension benefit
obligations at beginning of year	613	962
Charged to profit or loss:
Service costs	13	25
Net Interest costs	17	49
Actuarial gain recognized in OCI	-	(82)
Benefits paid by employer	(60)	(341)
Unfunded projected pension benefit
obligations at end of period	583	613

The components of total periodic pension benefit cost for the six months period ended June 30, 2022 and 2021 are as follows:

	2022	2021
Service costs	13	13
Net interest costs	17	24
Total periodic pension benefit cost	30	37

Amounts recognized in OCI amounted to RpNil as of June 30, 2022 and 2021, respectively.

The actuarial valuation for the defined benefit pension plan was performed, based on the measurement date as of December 31, 2021 and 2020, with reports dated March 24, 2022 and April 8, 2021, respectively, by KKA Santhi Devi and Ardianto Handoyo, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary for the years ended December 31, 2021 and 2020 are as follows:

	2021	2020
Discount rate	5.75%-7.00%	5.25%-6.50%
Rate of compensation increases	6.10%-8.00%	6.10%-8.00%
Indonesian mortality table	2019	2019

ii.	Telkomsel

Telkomsel provides a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits determined based on their latest basic salary or take-home pay (exclusive of functional allowances) and number of service years. The plan is managed by PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, through an annuity insurance contract. Until 2004, employees contributed 5% of their monthly salaries to the plan, while Telkomsel contributed the remaining part required under the plan. Beginning in 2005, Telkomsel has been taking the responsibility for the full amount of the contributions.

In 2020, due to financial condition of Jiwasraya that impacted its ability to fulfill its liabilities to Telkomsel, Jiwasraya proposed to restructure Telkomsel’s pension plan program by transferring 95% of the Cash Value (“CV”) the new financial institution (IFG Life) established by the government.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

ii.	Telkomsel (continued)

This led Telkomsel to change the recognition of plan assets, which previously equal to a guaranteed amount to only 95% of the CV, hence the difference was not recovered and led to a decline in plan asset in December 31, 2020.

On April 23, 2021, Telkomsel and Jiwasraya agreed to terminate the insurance program contract (as mentioned above) and entered into restructuring agreement. The agreement replaced the benefit plan from annuities to lumpsum benefit. Based on this agreement, both parties agreed to determine the CV at the termination date which divided into CV for active participant and passive participant amounting to Rp857 billion and Rp73 billion, respectively. There was a 5% cut from CV for active participant, hence the 95% of Rp857 billion (or equal to Rp814 billion) plus Rp73 billion will be the amount that subsequently taken over by IFG Life when the agreement with IFG Life become effective and accordingly, the restructuring agreement will be terminated. On December 31, 2021, the CV of active participant amounting to Rp832 billion.

The following table presents the changes in projected pension benefit obligation, changes in pension benefit plan assets, funded status of the pension plan and net amount recognized in the consolidated statement of financial position for the six months period ended June 30, 2022 and for the years ended December 31, 2021, under Telkomsel’s defined benefit pension plan:

	June 30, 2022	December 31, 2021
Changes in projected pension benefit
obligations
Projected pension benefit obligation at
beginning of year	5,020	4,651
Charged to profit or loss:
Service costs	146	310
Net interest costs	146	299
Actuarial losses recognized in OCI	(269)	91
Benefit paid	-	(105)
Past service cost - plan amendments	-	(440)
Past service cost - curtailment effect	-	214
Projected pension benefit obligation at
end of period	5,043	5,020

Changes in pension benefit plan assets
Fair value of pension plan assets at
beginning of year	832	799
Interest income	-	52
Return on plan assets (excluding amount
included in net interest expense)	-	(19)
Employer’s contributions	-	-
Benefit paid	-	-
Settlement loss	-	-
Fair value of pension plan assets at
end of period	832	832
Pension benefit obligation at
end of period	4,211	4,188

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.	Pension benefit costs (continued)

ii.	Telkomsel (continued)

Movements of the pension benefit obligation for the six months period ended June 30, 2022 and for the years ended December 31, 2021:

	June 30, 2022	December 31, 2021
Pension benefit obligation at beginning of year	4,188	3,852
Periodic pension benefit cost	292	331
Actuarial losses recognized in OCI	(269)	91
Return on plan assets (excluding amount included in
net interest expense)	-	19
Employer's contributions	-	-
Benefit paid	-	(105)
Pension benefit obligation at end of period	4,211	4,188

The components of the periodic pension benefit cost for the six months period ended June 30, 2022 and 2021 are as follows:

	2022	2021
Service costs	146	155
Net interest costs	146	125
Total periodic pension benefit cost	292	280

Amounts recognized in OCI amounted to RpNil as of June 30, 2022 and 2021, respectively.

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2021 and 2020, with reports dated March 24, 2022 and March 3, 2021, respectively, by KKA Santhi Devi and Ardianto Handoyo, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2021 and 2020, are as follows:

	2021	2020
Discount rate	7.00%	6.50%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2019	2019

b.	Post-employment health care benefit cost

The Company provides post-employment health care benefits to all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 are no longer entitled to this plan. The plan is managed by Yayasan Kesehatan Telkom (“Yakes Telkom”).

The defined contribution post-employment health care benefit plan is provided to employees with permanent status hired on or after November 1, 1995 or employees with terms of service less than 20 years at the time of retirement. The Company did not make contributions to Yakes Telkom for the six months period ended June 30, 2022 and for the years ended December 31, 2021.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.	Post-employment health care benefit cost (continued)

The following table presents the changes in projected post-employment health care benefit provision, changes in post-employment health care benefit plan assets, funded status of the post-employment health care benefit plan and net amount recognized in the Company’s consolidated statement of financial position as of June 30, 2022 and December 31, 2021:

	June 30, 2022	December 31, 2021
Changes in projected post-employment health care
benefit obligation
Projected post-employment health care benefit
obligation at beginning of year	13,416	14,443
Charged to profit or loss:
Interest costs	492	955
Actuarial (gain) losses recognized in OCI	(156)	(1,394)
Post-employment health care benefits paid	(327)	(588)
Projected post-employment health care benefit
obligation at end of period	13,425	13,416
Changes in post-employment health care benefit
plan assets
Fair value of plan assets at beginning of year	12,778	13,036
Interest income	467	860
Return on plan assets (excluding amount included in
net interest expense)	(156)	(362)
Post-employment health care benefits paid	(327)	(588)
Plan administration cost	(102)	(168)
Fair value of plan assets at end of period	12,660	12,778
Projected for post-employment health care benefit
obligation at end of period	765	638

As of June 30, 2022 and December 31, 2021, plan assets consists of:

	June 30, 2022		December 31, 2021
	Quoted in		Quoted in
	active market	Unquoted	active market	Unquoted
Cash and cash equivalents	743	-	527	-
Equity instruments:
Financials	1,170	-	1,254	-
Consumer Non-Cyclicals	96	-	100	-
Basic material	238	-	256	-
Infrastructures	626	-	574	-
Energy	272	-	171	-
Technology	17	-	24	-
Industrials	287	-	274	-
Consumer Cyclicals	482	-	483	-
Properties and real estate	87	-	93	-
Healthcare	217	-	232	-
Transportation and logistic	3	-	5	-
Equity-based mutual funds	521	-	569	-
Fixed income instruments:
Fixed income mutual funds	7,524	-	7,858	-
Unlisted shares:
Private placement	-	375	-	358
Total	12,283	375	12,420	358

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.	Post-employment health care benefit cost (continued)

Yakes Telkom plan assets also include Series B shares issued by the Company with fair value totalling Rp253 billion and Rp229 billion, representing 2.00% and 1.79% of total plan assets as of June 30, 2022 and December 31, 2021, respectively.

The expected return is determined based on market expectation for the returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp207 billion and Rp329 billion for the six months period ended June 30, 2022 and for the years ended December 31, 2021, respectively.

The movements of the projected post-employment health care benefit obligation for the six months period ended June 30, 2022 and for the years ended December 31, 2021 are as follows:

	June 30, 2022	December 31, 2021
Projected post-employment health care benefit
obligation at beginning of year	638	1,407
Net periodic post-employment health care benefit costs	127	263
Actuarial (gain) losses recognized in OCI	(156)	(1,394)
Return on plan assets (excluding amount included in
net interest expense)	156	362
Projected post-employment health care benefit
obligation at end of period	765	638

The components of net periodic post-employment health care benefit cost the six months period ended June 30, 2022 and 2021 are as follows:

	2022	2021
Plan administration costs	103	109
Net interest costs	24	48
Net periodic post-employment health care benefit cost	127	157

Amounts recognized in OCI for the six months period ended June 30, 2022 and 2021 are as follows:

	2022	2021
Actuarial (gain) losses recognized during the period	(156)	(717)
Return on plan assets (excluding amount
included in net interest expense)	156	717
Net	-	-

The actuarial valuation for the post-employment health care benefits plan was performed based on the measurement date as of December 31, 2021 and 2020, with reports dated March 24, 2022 and April 8, 2021, respectively, by KKA Santhi Devi and Ardianto Handoyo, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2021 and 2020 are as follows:

	2021	2020
Discount rate	7.50%	6.75%
Health care costs trend rate assumed for next year	7.00%	7.00%
Ultimate health care costs trend rate	7.00%	7.00%
Year that the rate reaches the ultimate trend rate	2021	2020
Indonesian mortality table	2019	2019

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

c.	Other post-employment benefits cost

The Company provides other post-employment benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of final housing allowance (Biaya Fasilitas Perumahan Terakhir or “BFPT”) and home passage leave (Biaya Perjalanan Pensiun dan Purnabhakti or “BPP”) and death allowance (Meninggal Dunia or “MD” allowance) is given to employees who have passed away with an amount of 12 times from the last salary.

The movement of the unfunded projected other post-employment benefit obligations for the six months period ended June 30, 2022 and for the years ended December 31, 2021 are as follows:

	June 30, 2022	December 31, 2021
Projected other post-employment
benefit obligations at beginning of year	300	367
Charged to profit or loss:
Service costs	3	7
Net interest costs	9	16
Actuarial gain (losses) recognized in OCI	-	(2)
Benefits paid by employer	(22)	(88)
Projected other post-employment benefits
obligations at end of period	290	300

The components of the projected other post-employment benefit cost for the six months period ended June 30, 2022 and 2021 are as follows:

	2022	2021
Current service costs	3	4
Net interest costs	9	8
Projected other post-employment benefit cost	12	12

Amounts recognized in OCI amounted to RpNil for the six months period ended June 30, 2022 and 2021, respectively.

The actuarial valuation for the other post-employment benefits plan was performed based on measurement date as of December 31, 2021 and 2020, with reports dated March 24, 2022 and April 8, 2021, respectively, by KKA Santhi Devi and Ardianto Handoyo, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2021 and 2020, are as follows:

	2021	2020
Discount rate	6.25%	5.00%
Indonesian mortality table	2019	2019

d.	Long service employee benefits

The company provides long service employee benefits to employee hired before July 1, 2002 and have a service period of more than 30 years and retired after September 19, 2019. Total obligation recognized as of June 30, 2022 and December 31, 2021 amounted to Rp2 billion and  Rp4 billion, respectively. The related long service employee benefits cost charged to expense amounted to Rp1 billion and Rp2 billion for the six months period ended June 30, 2022 and 2021, respectively.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

e.	Obligation under the Labor Law

Under Law No. 13 Year 2003, the Group is required to provide minimum pension benefits, if not covered yet by the sponsored pension plans, to its employees upon retirement. Total obligation recognized as of June 30, 2022 and December 31, 2021 amounted to Rp994 billion and Rp926 billion, respectively. The related pension employee benefits cost charged to expense amounted to Rp83 billion and Rp70 billion for the six months period ended  June 30, 2022 and 2021, respectively (Note 25).

f.	Maturity Profile of Defined Benefit Obligation (“DBO”)

The timing of benefits payments and weighted average duration of DBO for 2022 and 2021 are as follows:

	Expected Benefits Payment
	The Company
	Funded
	Defined	Additional			Post-employment	Other post-
	pension benefit	pension benefit			health care	employment
Time Period	obligation	obligation	Unfunded	Telkomsel	benefits	benefits

June 30, 2022
Within next 10 years	19,925	-	630	4,224	5,632	335
Within 10-20 years	23,096	-	92	10,849	6,697	121
Within 20-30 years	21,308	-	85	8,385	5,117	93
Within 30-40 years	16,537	-	17	901	2,025	5
Within 40-50 years	3,965	-	-	-	259	-
Within 50-60 years	2,803	-	-	-	1	-
Within 60-70 years	16	-	-	-	-	-

Weighted average
duration of DBO	10.50 years	10.50 years	5.75 years	10.30 years	14.13 years	4.88 years

December 31, 2021
Within next 10 years	20,809	-	691	4,224	5,959	357
Within 10-20 years	23,096	-	92	10,849	6,697	121
Within 20-30 years	21,308	-	85	8,385	5,117	92
Within 30-40 years	16,537	-	17	901	2,025	5
Within 40-50 years	3,965	-	-	-	259	-
Within 50-60 years	2,803	-	-	-	1	-
Within 60-70 years	16	-	-	-	-	-

Weighted average
duration of DBO	10.50 years	10.50 years	5.75 years	10.30 years	14.13 years	4.88 years

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

31.	PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

g.	Sensitivity Analysis

As of June 30, 2022 and December 31, 2021, 1% change in discount rate and rate of compensation would have effect on DBO, are as follows:

	Discount Rate		Rate of Compensation
	1% Increase	1% Decrease	1% Increase	1% Decrease

	Increase (decrease) in amounts		Increase (decrease) in amounts
Sensitivity
June 30, 2022
Funded:
Defined pension benefit obligation	(2,016)	2,390	1,552	(1,442)
Unfunded	(27)	30	33	(30)
Telkomsel	(364)	390	382	(360)
Post-employment health care benefits	(1,606)	1,965	1,986	(1,687)
Other post-employment benefits	(12)	13	-	-

December 31, 2021
Funded:
Defined pension benefit obligation	(2,040)	2,419	1,571	(1,439)
Unfunded	(27)	30	33	(30)
Telkomsel	(434)	465	455	(429)
Post-employment health care benefits	(1,605)	1,964	1,985	(1,686)
Other post-employment benefits	(13)	14	-	-

The sensitivity analysis has been determined based on a method that extrapolates the impact on DBO as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

The sensitivity results above determine the individual impact on the Plan’s DBO at the end of the year. In reality, the Plan is subject to multiple external experience items which may move the DBO in similar or opposite directions, and the Plan’s sensitivity to such changes can vary over time.

There are no changes in the methods and assumptions used in preparing the sensitivity analysis from the previous period

32.	LONG SERVICE AWARDS (“LSA”) PROVISIONS

Telkomsel and Telkomsat provide certain cash awards or certain number of days leave benefits to their employees based on the employees’ length of service requirements, including LSA and Long Service Leaves (“LSL”). LSA are either paid at the time the employees reach certain years of employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who meet the requisite number of years of service and reach a certain minimum age.

The obligation with respect to these awards which was determined based on an actuarial valuation using the Projected Unit Credit method amounted to Rp1,208 billion and Rp1,206 billion as of June 30, 2022 and December 31, 2021, respectively. The related benefit costs charged to expense amounted Rp87 billion and Rp86 billion for the six months period ended June 30, 2022 and 2021, respectively (Note 25).

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

33.	RELATED PARTIES TRANSACTIONS

a.	Nature of relationships and accounts/transactions with related parties

Details of the nature of relationships and accounts/transactions with significant related parties are as follows:

Related parties	Nature of relationships parties	Nature of accounts/transactions
The Government Ministry of Finance	Majority stockholder	Internet and data service revenues, other telecommunication service revenues, finance costs, and investment in financial instruments
State-owned enterprises	Entity under common control	Internet and data service revenues, other telecommunication services revenues, operating expenses, and purchase of property and equipments
Indosat	Entity under common control

Interconnection revenues, leased lines revenues, satellite transponder usage revenues, interconnection expenses, telecommunication facilities usage expenses, operating and maintenance expenses, and usage of data communication network system expenses

PT Pertamina (Persero) (“Pertamina”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
State-owned banks	Entity under common control	Finance income and finance costs
Bank Mandiri	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
BNI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
BRI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
BTN	Entity under common control	Internet and data service revenues, other telecommunication service revenues, and finance income
PT Pegadaian (Persero) (“Pegadaian”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Kimia Farma (Persero) (“Kimia Farma“)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Taspen (Persero) (“Taspen”)	Entity under common control	Internet and data service revenues, and other telecommunication service revenues
PT Perusahaan Listrik Negara (“PLN”)	Entity under common control	Internet and data service revenues, other telecommunication service revenues, and electricity expenses
PT Asuransi Jasa Indonesia (“Jasindo”)	Entity under common control	Fixed assets insurance expenses and personal insurance expenses
Bahana TCW	Entity under common control	Mutual funds
PT Sarana Multi Infrastruktur	Entity under common control	Other borrowing and finance costs
Tiphone	Associated company	Distribution of SIM cards and pulse reload voucher
Yakes Telkom	Other related entity	Medical expenses
Padi UMKM	Other related entities

Operational and maintenance expenses, collection fees, training expenses, internal security expenses, research and development expenses, printing expenses, meeting expenses, general and other administrative expenses, promotion expenses, advertising expenses, sales fees, customer education expenses, and marketing expenses

Directors	Key management personnel	Honorarium and facilities
Commissioners	Supervisory personnel	Honorarium and facilities

The outstanding balances of trade receivables and payables at year-end are unsecured and interest-free and the settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. As of June 30, 2022 the Group recorded impairment loss from trade receivables of related party amounted to Rp12 billion. Impairment assessment is undertaken each financial year by examining the current status of existing receivables and historical collection experience.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

33.	RELATED PARTIES TRANSACTIONS (continued)

b.	Significant transactions with related parties

	2022		2021
		% of total		% of total
	Amount	revenues	Amount	revenues
Revenues
Majority Stockholder
Ministry of Finance	31	0.04	20	0.03
Entities under common control
Indosat	576	0.80	536	0.77
Pertamina	400	0.56	316	0.45
BNI	265	0.37	251	0.36
BTN	128	0.18	75	0.11
Pegadaian	101	0.14	67	0.10
PLN	95	0.13	50	0.07
BRI	90	0.13	227	0.33
Kimia Farma	89	0.12	75	0.11
Bank Mandiri	87	0.12	102	0.15
Others (each below Rp75 billion)	487	0.68	556	0.79
Sub-total	2,318	3.23	2,255	3.24
Other related entities	17	0.02	53	0.08
Associated companies	6	0.01	10	0.01
Total	2,372	3.30	2,338	3.36

	2022		2021
		% of total		% of total
	Amount	expenses	Amount	expenses
Expenses
Entities under common control
PLN	1,214	2.45	1,403	3.02
Indosat	268	0.54	244	0.53
Jasindo	176	0.36	190	0.41
Others (each below Rp75 billion)	84	0.17	85	0.18
Sub-total	1,742	3.52	1,922	4.14
Other related entities
Padi UMKM	293	0.59	-	-
Yakes Telkom	85	0.17	77	0.17
Others (each below Rp75 billion)	-	-	42	0.09
Sub-total	378	0.76	119	0.26
Associated companies	88	0.18	182	0.39
Total	2,208	4.46	2,223	4.79

	2022		2021
		% of total		% of total
	Amount	finance income	Amount	finance income
Finance income
Entities under common control
State-owned banks	266	60.32	221	65.58
Total	266	60.32	221	65.58

	2022		2021
		% of total		% of total
	Amount	finance cost	Amount	finance cost
Finance cost
Majority stockholder
Ministry of Finance	6	0.31	9	0.44
Entities under common control
State-owned banks	459	23.50	561	27.17
Sarana Multi Infrastruktur	60	3.07	113	5.47
Total	525	26.88	683	33.08

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

33.	RELATED PARTIES TRANSACTIONS (continued)

b.	Significant transactions with related parties (continued)

	2022		2021
		% of total		% of total
	Amount	purchases	Amount	purchases
Purchase of property
and equipments
Entities under common control	62	0.46	18	0.15
Total	62	0.46	18	0.15

	2022		2021
		% of total		% of total
	Amount	revenues	Amount	revenue
Distribution of SIM
card and voucher
Associated companies
Tiphone	506	0.70	421	0.61
Total	506	0.70	421	0.61

c.	Balance of accounts with related parties

	June 30, 2022		December 31, 2021
		% of total		% of total
	Amount	assets	Amount	assets
Cash and cash equivalents
(Note 3)	33,593	12.20	29,896	10.79
Other current financial
asset (Note 4)	224	0.08	329	0.12
Trade receivables - net
(Note 5)	1,292	0.47	961	0.35

Contract assets
Majority stockholder
Government	7	0.00	7	0.00
Entities under common control
Taspen	191	0.07	167	0.06
Others (each below Rp75 billion)	188	0.07	207	0.07
Sub-total	379	0.14	374	0.13
Associated companies	1	0.00	1	0.00
Total	387	0.14	382	0.13

Other current asset	91	0.03	49	0.02
Other non-current asset	14	0.01	25	0.01

	June 30, 2022		December 31, 2021
		% of total		% of total
	Amount	liabilities	Amount	liabilities
Trade payables (Note 16)
Majority stockholder
Ministry of Finance	2	0.00	8	0.01
Entities under common control
State-owned enterprises	229	0.17	317	0.24
Indosat	159	0.12	144	0.11
Others	29	0.02	23	0.02
Sub-total	417	0.31	484	0.37
Other related entities	105	0.08	5	0.00
Total	524	0.39	497	0.38

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

33.	RELATED PARTIES TRANSACTIONS (continued)

c.	Balance of accounts with related parties (continued)

	June 30, 2022		December 31, 2021
		% of total		% of total
	Amount	liabilities	Amount	liabilities
Accrued expenses
Majority stockholder
Government	1	0.00	3	0.00
Entities under common control
State-owned enterprises	79	0.06	81	0.06
State-owned banks	42	0.03	40	0.03
Others	1	0.00	7	0.01
Sub-total	122	0.09	128	0.10
Total	123	0.09	131	0.10

Contract liabilities
Majority stockholder
Government	16	0.01	19	0.01
Entities under common control
State-owned enterprises	190	0.14	228	0.17
Others	1	0.00	1	0.00
Sub-total	191	0.14	229	0.17
Associated companies	14	0.01	2	0.00
Other related entities	-	-	1	0.00
Total	221	0.16	251	0.18

Customer deposits	19	0.01	19	0.01
Short-term bank loans (Note 19)	9,270	6.89	1,578	1.20
Two-step loans (Note 20a)	251	0.19	355	0.27
Long-term bank loans (Note 18c)	17,283	12.84	17,630	13.38
Other borrowings (Note 18d)	1,785	1.33	2,605	1.98

d.	Significant agreements with related parties

i.	The Government

The Company obtained two-step loans from the Government (Note 20a).

ii.	Indosat

The Company has an agreement with Indosat to provide international telecommunications services to the public.

The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s Global System for Mobile (“GSM”) cellular telecommunications network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of related interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat's GSM mobile cellular telecommunications network with the Company's PSTN, which enable each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network, as well as allowing Indosat’s mobile customers to access the Company’s IDD service by dialing “007”.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

33.	RELATED PARTIES TRANSACTIONS (continued)

d.	Significant agreements with related parties (continued)

ii.	Indosat (continued)

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company has received compensation from Indosat computed at 1% of the collections made by the Company starting from January 1, 1995, as well as the billing process expenses which are fixed at a certain amount per record. On December 11, 2008, the Company and Indosat agreed to implement IDD service charge tariff which already took into account the compensation for billing and collection. The agreement is valid and effective in the current year and can be applied until a new agreement becomes available.

On December 18, 2017, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, long distance direct connection and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulation No.8/Year 2006. These amendments took effect starting on January 1, 2018.

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers.

The Company provides leased lines to Indosat and its subsidiaries, namely PT Indosat Mega Media and PT Aplikanusa Lintasarta (“Lintasarta”). The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile, or other telecommunication services.

On October 14, 2019, Mitratel signed a SPA with Indosat related to the purchase of Indosat's towers. In addition, Mitratel and Indosat also signed MTLA, which stipulated that Indosat agreed to lease back telecommunication towers that were acquired.

iii.	Others

The Company entered into an agreement with Lintasarta for the use of satellite transponders or the Company's subscribed circuit telecommunication satellite frequency channels.

e.	Remuneration of key management and supervisory personnel

Key management personnel consists of the Directors of the Company and supervisory personnel consists of Board of Commissioners.

The Company provides remuneration in the form of salaries/honorarium and facilities to support the governance and oversight duties of the Board of Commissioners and the leadership and management duties of the Directors. The total of such remuneration is as follow:

	2022		2021
		% of total		% of total
	Amount	expenses	Amount	expenses
Board of Directors	230	0.46%	158	0.34%
Board of Commissioners	89	0.18%	60	0.13%

The amounts disclosed in the table are the amounts recognized as an expense during the reporting periods.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

34.	OPERATING SEGMENT

The Group has four primary reportable segments, namely mobile, consumer, enterprise, and WIB. The mobile segment provides mobile voice, SMS, value added services, and mobile broadband. The consumer segment provides Indihome (bundled service of fixed wireline, pay TV, and internet) and other telecommunication services to home customers. The enterprise segment provides end-to-end solution to corporate and institutions. The WIB segment provides interconnection services, leased lines, satellite, Very Small Aperture Term (“VSAT”), broadband access, information technology services, data, and internet services to other licensed operator companies and institutions. Other segment provides digital content products (music and games), big data, Business to Business (“B2B”) Commerce, and financial services to individual and corporate customers. There is no operating segments that have been aggregated to form the reportable segments.

Management monitors the operating results of the business units separately for the purpose of decisions making about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. However, the financing activities and income taxes are managed on a group basis and are not separately monitored and allocated to operating segments.

Segment revenues and expenses include transactions between operating segments and are accounted at prices that management believes represent market prices.

	2022
							Adjustment
						Total	and	Total
	Mobile	Consumer	Enterprise	WIB	Others	segment	elimination	consolidated
Segment result
Revenues
External revenues	41,819	13,075	8,701	7,901	109	71,605	378	71,983
Inter-segment revenues	1,687	88	11,349	9,265	1,368	23,757	(23,757)	-
Total segment revenues	43,506	13,163	20,050	17,166	1,477	95,362	(23,379)	71,983

Segment results	14,813	3,168	217	4,770	(451)	22,517	(1,088)	21,429
Other information
Capital expenditures	(5,968)	(3,281)	(2,477)	(1,732)	(2)	(13,460)	(35)	(13,495)
Depreciation and amortization	(10,428)	(4,062)	(1,985)	(2,636)	(9)	(19,120)	2,134	(16,986)
Provision recognized in
current period	(99)	(206)	(417)	21	(3)	(704)	8	(696)

	2021
							Adjustment
						Total	and	Total
	Mobile	Consumer	Enterprise	WIB	Others	segment	elimination	consolidated
Segment result
Revenues
External revenues	41,448	12,108	8,674	6,897	126	69,253	227	69,480
Inter-segment revenues	1,672	466	10,348	8,599	1,066	22,151	(22,151)	-
Total segment revenues	43,120	12,574	19,022	15,496	1,192	91,404	(21,924)	69,480

Segment results	15,069	3,587	(683)	4,596	113	22,682	(888)	21,794
Other information
Capital expenditures	(4,893)	(3,446)	(1,695)	(1,744)	(7)	(11,785)	(32)	(11,817)
Depreciation and amortization	(10,040)	(2,212)	(1,721)	(2,351)	(9)	(16,333)	1,635	(14,698)
Provision recognized in
current period	(198)	(188)	(700)	(12)	(6)	(1,104)	1	(1,103)

Adjustments and eliminations:

a.	Revenue reconciliation

	2022	2021
Total segment revenues	95,362	91,404
Revenue from other non-operating segments	378	227
Inter-segment elimination	(23,757)	(22,151)
Consolidated revenues	71,983	69,480

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

34.	OPERATING SEGMENT (continued)

b.	Segment result reconciliation

	2022	2021
Total segment results	22,517	22.682
Loss from other non-operating segments	(906)	(117)
Adjustment and inter-segment elimination	1,325	1,050
Finance income	441	337
Finance cost	(1,953)	(2,065)
Share of profit (loss) of associated company - net	5	(93)
Profit before income tax	21,429	21.794

c.	Capital expenditure reconciliation

	2022	2021
Total segment capital expenditure	(13,460)	(11,785)
Capital expenditure from	-	-
other non-operating segments	(35)	(32)
Consolidated capital expenditure	(13,495)	(11,817)

d.	Depreciation and amortization reconciliation

	2022	2021
Total segment depreciation and amortization	(19,120)	(16,333)
Depreciation and amortization from	-	-
other non-operating segments	(133)	(135)
Adjustment and inter-segment elimination	2,267	1,770
Consolidated depreciation and amortization	(16,986)	(14,698)

e.	Provision recognized in current period

	2022	2021
Total segment provision	(704)	(1,104)
Provision recognized from other
non-operating segments	(7)	1
Adjustment and inter-segment elimination	15	-
Consolidated provision recognized
in current period	(696)	(1,103)

Geographic information:

The revenue information below is based on the location of the customers.

	2022	2021
External revenues
Indonesia	69,573	66,203
Foreign countries	2,410	3,277
Jumlah	71,983	69,480

Non-current operating assets for this purpose consist of property and equipment and intangible assets.

	June 30, 2022	December 31, 2021
Non-current operating assets
Indonesia	169,689	164,454
Foreign countries	2,717	2,861
Jumlah	172,406	167,315

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

35.	TELECOMMUNICATIONS SERVICE TARIFFS

Under Law No. 36 Year 1999 and Government Regulation No. 52 Year 2000, tariffs for operating telecommunications network and/or services are determined by providers based on the tariff type, structure, and with respect to the price cap formula set by the Government.

a.	Fixed line telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated in the Decree No. 15/PER/M.KOMINFO/4/2008 dated April 30, 2008 of the MoCI concerning “Mechanism to Determine Tariff of Basic Telephony Services Connected through Fixed Line Network”. This Decree replaced the previous Decree No. 09/PER/M.KOMINFO/02/2006.

Under the Decree, tariff structure for basic telephony services connected through fixed line network consists of the following:

i.	Activation fee
ii.	Monthly subscription charges
iii.	Usage charges
iv.	Additional facilities fee.

b.	Mobile cellular telephone tariffs

On March 31, 2021, MoCI issued MoCI Regulation No. 5/2021, which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost.

Under MoCI Regulation No. 5/2021, cellular tariffs for the operation of telecommunication services connected through mobile cellular network consist of the following:

(i)	Basic telephony services tariff
(ii)	Roaming tariff, and/or
(iii)	Multimedia services tariff

with the following traffic structure:

(i)	Activation fee
(ii)	Monthly subscription charges, and
(iii)	Usage charges

c.Interconnection tariffs

The Indonesian Telecommunication Regulatory Body (“ITRB”), in its letter No. 262/BRTI/XII/2011 dated December 12, 2011, decided to change the basis for SMS interconnection tariff to cost basis with a maximum tariff of Rp23 per SMS effective from June 1, 2012, for all telecommunication provider operators.

Based on letter No.118/KOMINFO/DJPPI/PI.02.04/01/2014 dated January 30, 2014 of the Director General of Post and Informatics, the Director General of Post and Informatics decided to implement new interconnection tariff effective from February 1, 2014 until December 31, 2016, subject to evaluation on an annual basis. Pursuant to the Director General of Post and Informatics letter, the Company and Telkomsel are required to submit the Reference Interconnection Offer (“RIO”) proposal to ITRB to be evaluated.

Subsequently, ITRB in its letters No. 60/BRTI/III/2014 dated March 10, 2014 and No. 125/BRTI/IV/2014 dated April 24, 2014 approved Telkomsel and the Company’s revision of RIO regarding the interconnection tariff. Based on the letter, ITRB also approved the changes to the SMS interconnection tariff to Rp24 per SMS.

On January 18, 2017, ITRB in its letters No. 20/BRTI/DPI/I/2017 and No. 21/BRTI/DPI/I/2017, decided to use the interconnection tariff based on the Company and Telkomsel’s RIO in 2014 until the new interconnection tariff is set.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

35.	TELECOMMUNICATIONS SERVICE TARIFFS (continued)

d.	Network lease tariffs

Through MoCI Regulation No. 5/2021, the Government regulated the form, type, tariff structure, and tariff formula for services of network lease. In 2008, the Director General of Post and Telecommunication issued Decree No. 115 of 2008 which stated its agreement on Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service Owned by Dominant Network Lease Service Provider in conformity with the Company’s proposal.

e.	Tariff for other services

The tariffs for satellite lease, telephony services, and other multimedia are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

36.	SIGNIFICANT COMMITMENTS AND AGREEMENTS

a.	Capital expenditures

As of June 30, 2022, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of data, internet and information technology, cellular, transmission equipment, and cable network are as follows:

Currencies	Amounts in foreign currencies (in millions)	Equivalent in Rupiah
Rupiah	-	12,146
U.S. dollar	196	2,922
Total		15,068

The above balance includes the following significant agreements:

i.	The Company

Contracting parties	Initial date of agreement	Significant provisions of the agreement
The Company and NEC Corporation	May 12, 2016	Procurement and Installation Agreement of Sistem Komunikasi Kabel Laut ("SKKL") Indonesia Global Gateway Platform
The Company and PT Huawei Tech Investment	November 12, 2020	Procurement and Installation Agreement of Dual Wavelength Division Multiplexing ("DWDM") Platform Huawei
The Company and PT Lintas Teknologi Indonesia	May 21, 2021	Procurement and Installation Agreement of DWDM Platform Nokia
The Company and PT NEC Indonesia	May 25, 2021	Procurement and Installation Agreement of Expand PE Platform Juniper
The Company and PT Mastersystem Infotama	June 3, 2021	Procurement and Installation Agreement of Expand IP Backbone Platform Cisco
The Company and PT ZTE Indonesia	June 17, 2021	Procurement and Installation Agreement of Device GPON-XGPON-XGSPON Platform ZTE
The Company and Consortium PT Fiberhome Technologies Indonesia - PT Abhimata Citra Abadi	June 24, 2021	Procurement and Installation Agreement of Device GPON-XGPON-XGSPON Platform Fiberhome

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

36.	SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.	Capital expenditures (continued)

Contracting parties	Initial date of agreement	Significant provisions of the agreement
The Company and PT Datacomm Diangraha	August 4, 2021	Procurement and Instalation Agreement of Expand Metro Ethernet Platform Nokia
The Company and PT NEC Indonesia	December 14, 2021	Procurement and Installation Agreement of Radio IP Backhaul Node-B
The Company and PT Huawei Tech Investment	March 9, 2022	Procurement and Installation Agreement of Metro L3 Aggregation Platform Huawei
The Company and PT Bangtelindo	June 10, 2022	Procurement and Installation Agreement of OSP FO & T-Cloud Migration, Revitalization FTM and Node-B
The Company and PT Huawei Tech Investment	June 24, 2022	Procurement and Installation Agreement of Device GPON-XGPON-XGSPON Platform Huawei
The Company and PT ZTE Indonesia	June 30, 2022	Procurement and Installation of DWDM Platform ZTE

ii.	Telkomsel

Contracting parties	Initial date of agreement	Significant provisions of the agreement
Telkomsel and PT WT Indonesia	June 7, 2018	Development and Procurement of OSDSS Solution Agreement
Telkomsel, PT Nokia Solutions and Networks Indonesia, and NSN Oy	May 24, 2019	The combined 2G and 3G CS Core Network Rollout Agreement, which amended to CS Core System ROA and TSA
Telkomsel, PT Sigma Solusi Integrasi, Oracle Corporation, and PT Phincon	July 5, 2019	Development and Rollout Agreement ("DRA") and Technical Support of Customer Relationship Management ("CRM") solution System Integrator
Telkomsel, PT Ericsson Indonesia, and Ericsson AB	September 16, 2019	The combined 2G and 3G CS Core Network Rollout Agreement, Which Amanded to CS Core System ROA and TSA
Telkomsel and PT Huawei Tech Investment	October 22, 2019	Technical Support Agreement for the procurement of Gateway GPRS Support Node (“GGSN”) Service Complex
Telkomsel, PT Ericsson Indonesia, PT Huawei Tech Investment, and PT ZTE Indonesia	January 30, 2021	Procurement agreement for Ultimate Radio Network Infrastructure ROA and TSA
Telkomsel, PT NTT Indonesia Solutions, and PT Huawei	March 31, 2021	Agreement for Mobile Network Router Infrastructure
Telkomsel, PT Sempurna Global Pratama, PT Lintas Teknologi Indonesia, and PT Ericsson Indonesia	September 1, 2021	Procurement of Next Generation of GGSN (Virtualized EPC)
Telkomsel, Amdocs Software Solutions Limited Liability Company, and PT Application Solutions	October 8, 2021	Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development Agreement
Telkomsel and PT Application Solutions	October 8, 2021	Technical Support Agreement to provide technical support services for the OCS and SCP
Telkomsel and PT Lintas Teknologi Indonesia	October 8, 2021	Agreement of BI 2.0 Software License

iii.	Telkomsat

Contracting parties	Initial date of agreement	Significant provisions of the agreement
Telkomsat and APT Satellite Company Limited	February 29, 2020	Development Agreement of High Throughput Satellite System ("HTS")
Telkomsat and Thales Alenia Space France ("TAS")	October 28, 2021	Procurement and Installation Agreement of Satellite System HTS 113 BT

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

36.	SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.	Capital expenditures (continued)

iv.	Sigma

Contracting parties	Initial date of agreement	Significant provisions of the agreement
Sigma and PT Whale Cloud Technology	March 1, 2022	Procurement Agreement of Professional Service & Integration, Software Apsara, CMP dan BSS
Sigma and PT Lokatara Abhinaya	April 7, 2022	Procurement Agreement of Hardware Apsara

b.	Borrowings and other credit facilities

(i)	As of June 30, 2022, the Company has bank guarantee facilities for tender bonds, performance bonds, maintenance bonds, deposit guarantee, and advance payment bonds for various projects of the Company, as follows:

Lenders	Total facility	Maturity	Currency	Facility utilized
BRI	500	June 14, 2022	Rp	44
BNI	500	March 31, 2023	Rp	77
Bank Mandiri	500	December 23, 2023	Rp	143
Total	1,500			264

(ii)	As of June 30, 2022, Telkomsel has bank guarantee facilities for various projects, as follows:

Lenders	Total facility	Maturity	Currency	Facility utilized
BRI	1,000	September 25, 2022	Rp	23
BNI	2,100	December 11, 2022	Rp	1,403
Total	3,100			1,426

Bank guarantee facility with BRI and BNI mainly for performance bond and surely bond of radio frequency (Note 36c.i).

(iii)	Telin has a US$15 million or equal to Rp224 billion bank guarantee from Bank Mandiri and has been renewed on December 23, 2021, with a maximum credit limit of US$25 million or equal to Rp373 billion. The facility will expire on December 23, 2022. As of June 30, 2022, Telin has not used the facility.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

36.	SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.	Others

i.	Radio frequency usage

Based on Decree No. 80 dated November 2, 2015 of the Government of the Republic of Indonesia which replaced Decree No. 76 dated December 15, 2010, Telkomsel is required to pay the annual frequency usage fees for the 800 Megahertz (“MHz”), 900 MHz, and 1800 MHz bandwidths using the formula set out in the decree.

As an implementation of the above decree, the Company and Telkomsel paid annual frequency usage fees since 2010.

With reference to Telecommunication Law No. 36/1999, based on the Decision Letter No. 109/TEL.01.02/2021 Year 2021 dated December 22, 2021 of the MoCI, which amended Decision Letter No. 018/TEL.01.02/2019 Year 2019 dated June 11, 2019, the MoCI granted Telkomsel the rights to provide:

1.	Mobile telecommunication services with radio frequency bandwidth in the 800 MHz, 900 MHz, 1800 MHz, 2.1 GHz and 2.3 GHz; and
2.	Basic telecommunication services.

With reference to Decision Letters No. 445 Year 2021, No.620 Year 2020, No. 806 Year 2019, No. 356 Year 2018, and No. 1896 year 2017 of the MoCI, Telkomsel is required, among other things, to:

1.	Pay an annual right of usage (BHP) over the license term (10 years) as set forth in the decision letters. The BHP is payable upon receipt of Surat Pemberitahuan Pembayaran (notification letter) from the DGPI. The BHP fee is payable annually up to the expiry period of the license.
2.	Issue a performance bond each year amounting to Rp20 billion and a surety bond amounting Rp567 billion in 2021 for spectrum 2.1 GHz.
3.	Issue a surety bond each year amounting Rp1.03 trillion for spectrum 2.3 GHz in 2021.
4.	Issue a surety bond each year amounting Rp360 billion for spectrum 2.3 GHz in 2021.

ii.	Receivable under non-cancelable lease agreements

The Group entered into non-cancelable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 10 years and with expiry dates between 2023 and 2032. Periods may be extended based on the agreement by both parties.

The minimum amount of future lease payments and receipts for operating lease agreements are as follows:

	June 30, 2022	December 31, 2021
Less than 1 year	2,452	3,095
1-5 years	7,703	6,922
More than 5 years	5,019	4,732
Total	15,174	14,749

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

36.	SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.	Others (continued)

iii.	USO

The MoCI issued Regulation No. 17 year 2016 dated September 26, 2016 which replaced Decree No. 45 year 2012 and other previous regulations regarding policies underlying the USO program. The regulation requires telecommunications operators in Indonesia to contribute 1.25% of gross revenues (with due consideration for bad debts and/or interconnection charges and/or connection charges and/or the exclusion of certain revenues that are not considered as part of gross revenues as a basis to calculate the USO charged) for USO development.

Subsequently, Decree No. 17 year 2016 dated September 26, 2016 was replaced by Decree No. 19 year 2016 which was effective from November 4, 2016. The latest Decree stipulates, among other things, the USO charged was effective for fiscal year 2016 and thereafter.

Based on MoCI Regulation No. 25 year 2015 dated June 30, 2015, it is stipulated that, among others, in providing telecommunication access and services in rural areas (USO Program), the provider is determined through a selection process by Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika (“BPPPTI”). BPPPTI replaced Balai Telekomunikasi dan Informatika Pedesaan (“BTIP”) based on Decree No.18/PER/M.KOMINFO/11/2010 dated November 19, 2010 of MoCI. Based on Regulation No.3 year 2018 of MOCI dated May 23, 2018, BPPPTI has been renamed as Badan Aksesibilitas Telekomunikasi dan Informasi (“BAKTI”). Subsequently, MOCI Regulation No. 25 year 2015 was replaced by MOCI Regulation No. 10 year 2018.

On December 27, 2011, Telkomsel (on behalf of Konsorsium Telkomsel, a consortium which was established with Mitratel on December 9, 2011) was selected by BPPPTI as a provider of the USO Program in the border areas for all packages (package 1 - 13) with a total price of Rp830 billion. On such date, Telkomsel was also selected by BPPPTI as a provider of the USO Program (Upgrading) of “Desa Pinter” or “Desa Punya Internet” for packages 1, 2, and 3 with a total price of Rp261 billion.

In 2015, the Program was ceased. In January 2016, Telkomsel filed an arbitration claim to BANI for the settlement of the outstanding receivables of USO Programs.

On June 22, 2017, Telkomsel received a decision letter from BANI No. 792/1/ARB-BANI/2016 requesting BPPPTI to pay compensation to Telkomsel amounting to Rp217 billion, and as of the date of the issuance of these consolidated financial statements Telkomsel has received the payment from BAKTI amounting to Rp91 billion (before tax) in 2019 and no additional payment.

Based on Decree No. 827/KOMINFO/BAKTI.31/KS.1/10/2021 dated October 4, 2021 of BAKTI granted Telkomsel as operating cooperation partners (“KSO”) for eight packages KSO, which cover Nusa Tenggara, Kalimantan, Sulawesi, Maluku, West Papua, West Central Papua, North Central Papua and South East Papua for period from 2021 until 2031.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

37.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies are as follows:

	June 30, 2022
	U.S Dollar	Japanes Yen	Others*	Rupiah equivalent
	(in millions)	(in millions)	(in millions)	(in billions)
Assets
Cash and cash equivalents	295.74	0.62	13.40	4,595
Other current financial assets	11.00	-	-	164
Trade receivables	-	-	-	-
Related parties	0.17	-	-	3
Third parties	122.62	-	8.46	1,947
Contract assets	32.82	-	-	487
Other receivables	0.15	-	0.01	2
Other current assets	0.59	-	0.52	17
Long-term investment in financial instruments	978.41	-	8.20	14,665
Other non-current assets	1.32	-	0.74	30
Total assets	1,442.82	0.62	31.33	21,910
Liabilities
Trade payables
Related parties	(0.07)	-	-	(1)
Third parties	(126.32)	(1.53)	(3.17)	(1,923)
Other payables	(0.65)	-	(1.45)	(31)
Accrued expenses	(46.42)	(6.52)	(1.57)	(714)
Advances from customers	(1.97)	-	(0.13)	(32)
Current maturities of long-term borrowings	(16.01)	(767.90)	(3.93)	(380)
Long-term borrowings - net of current maturities	(29.20)	(1,151.85)	(32.31)	(1,040)
Other liabilities	-	-	-	-
Total liabilities	(220.64)	(1,927.80)	(42.56)	(4,121)
Assets (liabilities) - net	1,222.18	(1,927.18)	(11.23)	17,789

	December 31, 2021
	U.S Dollar	Japanese Yen	Others*	Rupiah equivalent
	(in millions)	(in millions)	(in millions)	(in billions)
Assets
Cash and cash equivalents	274.23	0.73	16.45	4,142
Other current financial assets	11.55	-	-	165
Trade receivables
Related parties	0.09	-	-	1
Third parties	112.56	-	6.33	1,696
Contract assets	34.25	-	-	489
Other receivables	0.28	-	0.06	6
Other current assets	0.30	-	0.59	13
Long-term investment in financial instruments	927.23	-	8.57	13,348
Other non-current assets	3.28	-	1,11	62
Total assets	1,363.77	0.73	33.07	19,922
Liabilities
Trade payables
Related parties	(0.01)	-	-	(0)
Third parties	(105.54)	(2.37)	(5.60)	(1,586)
Other payables	(3.07)	-	(1.54)	(66)
Accrued expenses	(47.23)	(7.82)	(2.03)	(703)
Advances from customers	(0.17)	-	(0.68)	(12)
Current maturities of long-term borrowings	(17.16)	(767.90)	(4.42)	(402)
Long-term loans and other borrowings	(37.14)	(1,535.80)	(34.51)	(1,212)
Other liabilities	(0.29)	-	-	(4)
Total liabilities	(210.61)	(2,313.89)	(48.78)	(3,985)
Assets (liabilities) - net	1,153.16	(2,313.16)	(15.71)	15,937

*Assets and liabilities denominated in other foreign currencies are presented as U.S. Dollar equivalents using the buy and sell rates quoted by Reuters prevailing at the end of the reporting period.

The Group’s activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates, and interest rates.

If the Group reports monetary assets and liabilities in foreign currencies as of June 30, 2022 using the exchange rates on July 28, 2022, the unrealized foreign exchange gain amounting to Rp79 billion.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

38.	FINANCIAL INSTRUMENTS

a.	Fair value of financial assets and financial liabilities

i.	Classification

(a)	Financial asset
		June 30, 2022	December 31, 2021
	Amortized cost
	Cash and cash equivalents	40,160	38,311
	Other current financial assets	377	415
	Trade receivables	9,587	8,510
	Contract assets	2,018	2,473
	Other receivables	189	195
	Other non-current assets	112	151
	FVTPL
	Long-term investment in financial instruments	14,970	13,661
	Other current financial assets	80	78
	Total financial assets	67,493	63,794

(b)	Financial liabilities
		June 30, 2022	December 31, 2021
	Financial liabilities measured at amortized cost
	Trade payables	15,014	17,170
	Other payables	733	609
	Accrued expenses	14,685	15,885
	Customers deposits	159	401
	Short-term bank loans	18,950	6,682
	Two-step loans	251	355
	Bonds	4,793	6,993
	Long-term bank loans	35,685	36,056
	Lease liabilities	12,706	16,387
	Other borrowings	1,785	2,605
	Total financial liabilities	104,761	103,143

ii.	Fair values

The following table presents comparison of the carrying amounts and fair values of the Company’s financial instruments, other than those the fair values are considered to approximate their carrying amounts as the impact of discounting is not significant:

			Fair value measurement at reporting date using
			Quoted prices in
			active markets	Significant
			for identical	other	Significant
			assets or	observable	unobservable
	Carrying		liabilities	inputs	inputs
June 30, 2022	value	Fair value	(level 1)	(level 2)	(level 3)
Financial assets measured at fair value
Other current financial asset	80	80	80	-	-
Long-term investment in financial instruments	14,970	14,970	9,221	-	5,749
Financial liabilities at amortized cost
Interest-bearing loans and other
borrowings:
Two-step loans	251	247	-	-	247
Bonds	4,793	5,605	5,605	-	-
Long-term bank loans	35,685	33,120	-	-	33,120
Lease liabilities	12,706	12,706	-	-	12,706
Other borrowings	1,785	1,787	-	-	1,787
Total	70,270	68,515	14,906	-	53,609

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

38.	FINANCIAL INSTRUMENTS (continued)

a.	Fair value of financial assets and financial liabilities (continued)

ii.	Fair values (continued)

			Fair value measurement at reporting date using
			Quoted prices in
			active markets	Significant
			for identical	other	Significant
			assets or	observable	unobservable
	Carrying		liabilities	inputs	inputs
December 31, 2021	value	Fair value	(level 1)	(level 2)	(level 3)
Financial assets measured at fair value
Other current financial asset	78	78	78	-	-
Long-term investment in financial instruments	13,661	13,661	-	8,899	4,762
Financial liabilities at amortized cost
Interest-bearing loans and other borrowings:
Two-step loans	355	351	-	-	351
Bonds	6,993	8,019	8,019	-	-
Long-term bank loans	36,056	36,176	-	-	36,176
Lease liabilities	16,387	16,387	-	-	16,387
Other borrowings	2,605	2,610	-	-	2,610
Other liabilities	126	126	-	-	126
Total	76,261	77,408	8,097	8,899	60,412

Loss on fair value measurement recognized in consolidated statements of profit or loss and other comprehensive income for the six months period ended June 30, 2022 amounting to Rp11 billion. There is no movement between fair value hierarchy for 2022.

Reconciliations of the beginning and ending balances for items measured at fair value using significant unobservable inputs (level 3) for the six months period ended June 30, 2022 and for the years ended December 31, 2021 are as follows:

	June 30, 2022	December 31, 2021
Beginning balance	4,762	1,962
Gain recognized in consolidated statement
of profit or loss and other comprehensive income	5	936
Purchase/addition	1,047	2,068
Settlement/deduction	(55)	(204)
Ending balance	5,749	4,762

iii.	Fair value measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled, between parties in an arm's length transaction.

The fair values of short-term financial assets and financial liabilities with maturities of one year or less (cash and cash equivalents, trade and other receivables, other current financial assets, trade and other payables, accrued expenses, and short-term bank loans) and other non-current assets are considered to approximate their carrying amounts as the impact of discounting is not significant.

The fair values of long-term financial assets and financial liabilities (other non-current assets (long-term trade receivables and restricted cash) and liabilities) approximate their carrying amounts as the impact of discounting is not significant.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

38.	FINANCIAL INSTRUMENTS (continued)

a.	Fair value of financial assets and financial liabilities (continued)

iii.	Fair value measurement (continued)

The Group determined the fair value measurement for disclosure purposes of each class of financial assets and financial liabilities based on the following methods and assumptions:

(a)	Fair value through profit or loss, primarily consist of stocks, mutual funds, corporate and government bonds, and convertible bonds. Stocks and mutual funds actively traded in an established market are stated at fair value using quoted market price or, if unquoted, determined using a valuation technique. The fair value of convertible bonds are determined using valuation technique. Corporate and government bonds are stated at fair value by reference to prices of similar at the reporting date.
(b)	The fair values of long-term financial liabilities are estimated by discounting the future contractual cash flows of each liability at rates offered to the Group for similar liabilities of comparable maturities by the bankers of the Group, except for bonds which are based on market price.

The fair value estimates are inherently judgemental and involve various limitations, including:

(a)	Fair values presented do not take into consideration the effect of future currency fluctuations.
(b)	Estimated fair values are not necessarily indicative of the amounts that the Group would record upon disposal/termination of the financial assets and liabilities.

b.	Financial risk management objectives and policies

The Group’s activities expose it to a variety of financial risks such as market risks (including foreign exchange risk, market price risk, and interest rate risk), credit risk, and liquidity risk. Overall, the Group’s financial risk management program is intended to minimize losses on the financial assets and financial liabilities arising from fluctuation of foreign currency exchange rates and the fluctuation of interest rates. Management has a written policy on foreign currency risk management mainly on time deposit placements and hedging to cover foreign currency risk exposures for periods ranging from 3 up to 12 months.

Financial risk management is carried out by the Corporate Finance unit under policies approved by the Board of Directors. The Corporate Finance unit identifies, evaluates and hedges financial risks.

i.	Foreign exchange risk

The Group is exposed to foreign exchange risk on sales, purchases and borrowings that are denominated in foreign currencies. The foreign currency denominated transactions are primarily in U.S. Dollars and Japanese Yen. The Group’s exposures to other foreign exchange rates are not material.

Increasing risks of foreign currency exchange rates on the obligations of the Group are expected to be partly offset by the effects of the exchange rates on time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current foreign currency liabilities.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

38.	FINANCIAL INSTRUMENTS (continued)

b.	Financial risk management objectives and policies (continued)

i.	Foreign exchange risk (continued)

The following table presents the Group’s financial assets and financial liabilities exposure to foreign currency risk:

	June 30, 2022		December 31, 2021
	U.S. Dollar	Japanese Yen	U.S. Dollar	Japanese Yen
	(in billions)	(in billions)	(in billions)	(in billions)
Financial assets	1.44	0.00	1.36	0.00
Financial liabilities	(0.22)	(1.93)	(0.21)	(2.31)
Net exposure	1.22	(1.93)	1.15	(2.31)

Sensitivity analysis

A strengthening of the U.S. Dollar and Japanese Yen, as indicated below, against the Rupiah at June 30, 2022 would have decreased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the reporting date. The analysis assumes that all other variables, in particular interest rates, remain constant.

Equity/profit (loss)
June 30, 2022
U.S. Dollar (1% strengthening)	182
Japanese Yen (5% strengthening)	(11)

A weakening of the U.S. Dollar and Japanese Yen against the Rupiah at June 30, 2022 would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

ii.	Market price risk

The Group is exposed to changes in debt and equity market prices related to financial assets measured at FVTPL carried at fair value. Gains and losses arising from changes in the fair value of financial assets measured at FVTPL are recognized in the consolidated statements of profit or loss and other comprehensive income.

The performance of the Group’s financial assets measured at FVTPL is monitored periodically, together with a regular assessment of their relevance to the Group’s long-term strategic plans.

As of June 30, 2022, management considered the price risk for the Group’s financial assets measured at FVTPL to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

iii.	Interest rate risk

Interest rate fluctuation is monitored to minimize any negative impact to financial performance. Borrowings at variable interest rates expose the Group to interest rate risk (Notes 19 and 20). To measure market risk pertaining to fluctuations in interest rates, the Group primarily uses interest margin and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

38.	FINANCIAL INSTRUMENTS (continued)

b.	Financial risk management objectives and policies (continued)

iii.	Interest rate risk (continued)

At reporting date, the interest rate profile of the Group’s interest-bearing borrowings was as follows:

	June 30, 2022	December 31, 2021
Fixed rate borrowings	(25,751)	(25,444)
Variable rate borrowings	(48,387)	(43,634)

Sensitivity analysis for variable rate borrowings

As of June 30, 2022, a decrease (increase) by 25 basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss by Rp121 billion, respectively. The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

iv.	Credit risk

The following table presents the maximum exposure to credit risk of the Group’s financial assets:

	June 30, 2022	December 31, 2021
Cash and cash equivalents	40,160	38,311
Other current financial assets	457	493
Trade receivable	9,587	8,510
Contract assets	2,018	2,473
Other receivable	189	195
Other non-current assets	112	151
Total	52,523	50,133

The Group is exposed to credit risk primarily from cash and cash equivalents and trade and other receivables. The credit risk is controlled by continuous monitoring of outstanding balance and collection. Credit risk from balances with banks and financial institutions is managed by the Group’s Corporate Finance Unit in accordance with the Group’s written policy.

The Group placed the majority of its cash and cash equivalents in state-owned banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks. Therefore, it is intended to minimize financial loss through banks and financial institutions’ potential failure to make payments.

The customer credit risk is managed by continuous monitoring of outstanding balances and collection. Trade and other receivables do not have any major concentration of risk whereas no customer receivable balance exceeds 3.93% of trade receivables as of June 30, 2022.

Management is confident in its ability to continue to control and sustain minimal exposure to the customer credit risk given that the Group has recognized sufficient provision for impairment of receivables to cover incurred loss arising from uncollectible receivables based on existing historical data on credit losses.

v.	Liquidity risk

Liquidity risk arises in situations where the Group has difficulties in fulfilling financial liabilities when they become due.

Prudent liquidity risk management implies maintaining sufficient cash in order to meet the Group’s financial obligations. The Group continuously performs an analysis to monitor financial position ratios, such as liquidity ratios and debt-to-equity ratios, against debt covenant requirements.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

38.	FINANCIAL INSTRUMENTS (continued)

b.	Financial risk management objectives and policies (continued)

v.	Liquidity risk (continued)

The following is the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Carrying	Contractual					2026 and
	amount	cash flows	2022	2023	2024	2025	thereafter
June 30, 2022
Trade and other payables	15,014	(15,014)	(15,014)	-	-	-	-
Trade and other payables	733	(733)	(733)	-	-	-	-
Accrued expenses	14,685	(14,685)	(14,685)	-	-	-	-
Customer deposits	159	(159)	(159)	-	-	-	-
Short-term bank loans	18,950	(18,950)	(18,950)	-	-	-	-
Interest bearing loans and
other borrowings:
Two-step loans	251	(263)	(120)	(57)	(86)	-	-
Bonds	4,793	(10,258)	(507)	(254)	(507)	(2,500)	(6,490)
Long-term bank loans	35,685	(40,995)	(10,050)	(4,659)	(8,034)	(7,395)	(10,857)
Other borrowings	1,785	(1,886)	(1,020)	(499)	(367)	-	-
Lease liabilities	12,706	(17,894)	(5,670)	(957)	(2,169)	(2,009)	(7,089)
Total	104,761	(120,837)	(66,908)	(6,426)	(11,163)	(11,904)	(24,436)

	Carrying	Contractual					2025 and
	amount	cash flows	2021	2022	2023	2024	thereafter
December 31, 2021
Trade and other payables	17,170	(17,170)	(17,170)	-	-	-	-
Trade and other payables	609	(609)	(609)	-	-	-	-
Accrued expenses	15,885	(15,885)	(15,885)	-	-	-	-
Customer deposits	401	(401)	(401)	-	-	-	-
Short-term bank loans	6,682	(6,682)	(6,682)	-	-	-	-
Interest bearing loans and
other borrowings:
Two-step loans	355	(375)	(150)	(128)	(97)	-	-
Bonds	6,993	(12,821)	(2,817)	(507)	(507)	(2,500)	(6,490)
Long-term bank loans	36,056	(41,867)	(8,228)	(10,335)	(7,492)	(6,064)	(9,748)
Other borrowings	2,605	(2,801)	(1,164)	(1,115)	(522)	-	-
Lease liabilities	16,387	(17,052)	(4,935)	(3,473)	(2,435)	(1,813)	(4,396)
Other liabilities	126	(148)	(11)	(34)	(34)	(34)	(35)
Total	103,269	(115,811)	(58,052)	(15,592)	(11,087)	(10,411)	(20,669)

The difference between the carrying amount and the contractual cash flows is interest value. The interest value of variable-rate borrowings are determined based on the effective interest rates as of reporting date.

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

39.	CAPITAL MANAGEMENT

The capital structure of the Group is as follows:

	June 30, 2022		December 31, 2021
	Amount	Portion	Amount	Portion
Short-term debts	18,950	9.75%	6,682	3.50%
Long-term debts	55,220	28.40%	62,396	32.72%
Total debts	74,170	38.15%	69,078	36.22%
Equity attributable to owners
of the parent company	120,241	61.85%	121,646	63.78%
Total	194,411	100.00%	190,724	100.00%

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for stockholders and benefits to other stakeholders and to maintain an optimum capital structure to minimize the cost of capital.

Periodically, the Group conducts debt valuation to assess possibilities of refinancing existing debts with new ones which have more efficient cost that will lead to more optimized cost-of-debt. In case of idle cash with limited investment opportunities, the Group will consider buying back its shares of stock or paying dividend to its stockholders.

In addition to complying with loan covenants, the Group also maintains its capital structure at the level it believes will not risk its credit rating and which is comparable with its competitors.

Debt-to-equity ratio (comparing net interest-bearing debt to total equity) is a ratio which is monitored by management to evaluate the Group’s capital structure and review the effectiveness of the Group’s debts. The Group monitors its debt levels to ensure the debt-to-equity ratio complies with or is below the ratio set out in its contractual borrowings arrangements and that such ratio is comparable or better than that of regional area entities in the telecommunications industry.

The Group’s debt-to-equity ratio as of June 30, 2022 and December 31, 2021 is as follows:

	June 30, 2022	December 31, 2021
Total interest-bearing debts	74,170	69,078
Less: cash and cash equivalents	(40,160)	(38,311)
Net debts	33,010	30,767
Total equity attributable to owners of the parent company	120,241	121,646
Net debt-to-equity ratio	28.28%	25.29%

As stated in Note 20, the Group is required to maintain a certain debt-to-equity ratio and debt service coverage ratio by the lenders. For the periods ended June 30, 2022 and December 31, 2021, the Group has complied with externally imposed capital requirements with the exception for certain entities in the Group (Note 20).

Table of Contents	These consolidated financial statements are originally issued in the Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For The Six Months Period Ended June 30, 2022 and 2021 (unaudited)

(Amounts in the tables expressed in billions of Indonesian Rupiah, unless otherwise stated)

40.	SUPPLEMENTAL CASH FLOWS INFORMATION

a.	The non-cash investing activities for the six months period ended June 30, 2022 and 2021 are as follows:

	2022	2021
Acquisition of property and equipment:
Credited to trade payables	2,814	3,322
Borrowing cost capitalization	25	88

Addition of right of uses assets credited to leases	1,406	1,085

Acquisition of intangible assets:
Credited to trade payables	444	570

b.	The changes in liabilities arising from financing activities is as follows:

			Non-cash changes
			Foreign exchange		Other
	January 1, 2022	Cash flows	movement	New leases	Changes	June 30, 2022
Short-term bank loans	6,682	12,268	-	-	-	18,950
Two step loans	355	(79)	(25)	-	-	251
Bonds and notes payable	6,993	(2,200)	-	-	-	4,793
Long-term bank loans	36,056	(467)	81	-	15	35,685
Other borrowings	2,605	(821)	-	-	1	1,785
Lease liabilities	16,387	(2,063)	-	1,406	(3,024)	12,706
Total liabilities from
financing activities	69,078	6,638	56	1,406	(3,024)	74,170

41.	SUBSEQUENT EVENTS

a.	On July 1, 2022, Mr. Harry Suseno Hadisoebroto was replaced by Mr. Daru Mulyawan as Senior Vice President of Internal Audit of the Company due to his retirement.
b.	Based on Notary Deed of Jimmy Tanal, S.H., M.Kn. No. 25 dated July 6, 2022, the changes of name of PT Sigma Tata Sadaya becoming PT Telkom Data Ekosistem has been approved. Notification of this change has been received by the Ministry of Law and Human Rights of the Republic of Indonesia (“KEMENKUMHAM”) No. AHU-AH.01.03-0262353 dated July 8, 2022 and has been approved by KEMENKUMHAM through letter No. AHU-0047092.AH.01.02 year 2022, dated July 8, 2022.
c.	On July 8, 2022 Mr. Edi Witjara (Director of Enterprise & Business Service) was appointed as President Director of the Company (Persero) PT Industri Telekomunikasi Indonesia, and subsequently the Board of Commissioners appointed Ms. FM Venusiana as Director of Enterprise & Business Service, in addition to her position as Director of Consumer Service.
d.	As of the issuance date of these consolidated financial statements, the Group made repayment and withdrawal of several credit facilities as follows:
i.	The Company

On July 13, 2022, the Company repaid its loan to Citibank, Bank of China, amounting to Rp500 billion, Rp1,000 billion and on July 21, 2022, repaid its loan to Bank Permata and MUFG amounting to Rp400 billion, and Rp700 billion, respectively.

ii.	Telkomsel

On July 1, and July 22, 2022, Telkomsel repaid its loan from Bank Mandiri and BCA amounting Rp850 billion and Rp1,000, respectively. On July 21, and July 22, 2022, Telkomsel withdrawn facilities from BNI and Bank of China each amounting Rp500 billion, respectively